24

06014415

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Clariant AG

*CURRENT ADDRESS Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

PROCESSED
JUN 16 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34978 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/15/06



Clariant

Exactly your chemistry.

The way forward

Annual Report 2005

Overview

Thumbnail sketch

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.
Clariant, which is represented on five continents with over 100 group companies, employs about 23 000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.2 billion in 2005.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.
Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products.

The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions. Clariant – Exactly your chemistry.

Key figures		2005	2004[1]	2004
Divisional sales with third parties	CHF mn	8 181	7 973	8 530
Operating income before restructuring, disposals and goodwill amortization		516	609	636
Net income of the Group		192	149	159
Total assets		7 324		8 100
Capital and reserves		2 591		2 314
Investment in property, plant and equipment		348		289
Research and development		218		274
Staff costs		1 952		1 979
Staff (at year-end)	number	23 383		24 769
Earnings per share	CHF	0.81	0.65	0.72
Distribution per share	CHF	0.25		0.25

[1] On a like-for-like basis

Sales by region
Total 2005: CHF 8 181 mn


22% Asia/Africa/Australia
CHF 1 801 mn
50% Europe
CHF 4 111 mn
28% Americas
CHF 2 269 mn

Sales by division
Total 2005: CHF 8 181 mn


11% LSC[5]
CHF 883 mn
27% TLP[1]
CHF 2 192 mn
14% MB[4]
CHF 1 144 mn
25% FUN[2]
CHF 2 083 mn
23% PA[3] CHF 1 879 mn

[1] Textile, Leather & Paper Chemicals
[2] Functional Chemicals
[3] Pigments & Additives
[4] Masterbatches
[5] Life Science Chemicals

Sales trend
CHF mn


2005
2004[1]
0
2 500
5 000
7 500
10 000

[1] On a like-for-like basis

Information for shareholders

Sustainable growth

Financial review

Corporate Governance

Financial statements 2005

Leading service provider



Shaken, not stirred – Martin Gernand is a "bottleshaker." An engineer, he travels to oil wells all over the world on Clariant's behalf, accompanied by his suitcase-sized test laboratory. His clients are the oil majors, his mission: to analyze the "black gold" at the source. There, he carries out an on-the-spot investigation into the precise formulation of the demulsifier appropriate for this particular mixture of oil and water. Clients know they can count on Clariant to provide reliable product recommendations in a short time frame. And that's not all: Clariant delivers solutions for many of the diverse problems that arise in an oil and gas field. That's worth gold, too, as every day of lost production costs millions. This is one way in which Clariant adds value for its clients every day. The company's emphasis on consultancy and service gives it a decisive competitive edge.

Information for shareholders



Geared to the future

Living a vision. Clearly focused. Building an effective organization. Optimizing commitments and entering into strategic alliances. Strongly placed and strategically consistent. Simply convincing. A top performer with the will for success. That is Clariant – the way forward.

Letter from Robert Raeber and Roland Lösser

Dear Shareholder,
Dear Madam, Dear Sir,

Clariant made further progress in the year that just ended following its strategic reorientation, the disposal of parts of the company and the reestablishment of a strong financial basis.

We have introduced the new Operating Model with globally applicable standards and processes and adjusted the roles and responsibilities in the company to the new structures. This not only improved management and efficiency, but also created the conditions for group-wide certification in December 2005 of Clariant's quality and environmental management system to ISO 9001 and ISO 14001.

The bundling of all the Group's key functions at headquarters in Muttenz, Switzerland, has been successfully completed. About 350 employees from various countries have begun working at their new workplace in the Corporate Center. This has enabled us to streamline processes and strengthen team work.

Prospects for the future considered "stable"

For the first time, both rating agencies, Standard & Poor's and Moody's Investors Service, have given Clariant a BBB and Baa2 credit rating and classified the company's outlook for the future as "stable." This rating created the conditions that allowed Clariant to pay back the syndicated loan of almost CHF 1 000 million prematurely before the end of the year, thus enabling it to benefit from more favorable financing terms in future.

Within the framework of the Clariant Performance Improvement Program (CPIP), some CHF 310 million were saved in 2005. All together, we have thus now achieved more than half the targeted cost savings of over CHF 800 million.

Rating agencies now classify Clariant's creditworthiness as BBB and Baa2 and consider the company's outlook as "stable."

High raw material costs depress annual results

In 2005 Clariant lifted sales revenues in Swiss francs by 3 percent to CHF 8 181 million on a like-for-like basis. The result, though, suffered from the steep rise in costs for raw materials, energy and logistics, only part of which could be offset by higher prices. Raw materials alone were 8 percent more expensive on average. This depressed operating profit before exceptionals, including CHF 80 million transformation program costs, to CHF 516 million; the operating margin fell to 6.3 percent.

The planned restructuring costs for the transformation program which were higher than the previous year, plus an impairment of CHF 55 million on the Pharmaceutical Business of the Life Science Chemicals Division ultimately produced an operating profit of CHF 368 million.

Operating cash flow declined to CHF 209 million, partly as a result of the higher costs for raw materials and higher expenditures for restructuring.

Marked improvement in net income

Net income, however, showed another marked improvement. Thanks to a good financial result and a further reduction in the tax rate, it climbed 29 percent to CHF 192 million on a like-for-like basis. Earnings per share rose to CHF 0.81. We propose to the Annual General Meeting of April 7, 2006, a payout of CHF 0.25 per share through a reduction in the par value from CHF 4.75 to CHF 4.50.

The improvement in net profit makes it possible to reduce the par value of the shares by CHF 0.25 per share.





Roland Lösser



Robert Raeber

Amid volatile trends in the industry, by year-end the share price had risen 5 percent to CHF 19.35 on heavy trading; by comparison, the Swiss Market Index (SMI) advanced by 33 percent in the same period.

Good financial basis created

Clariant can report a healthy balance sheet. Gearing, which expresses net debt as a percentage of equity capital, is at relatively low 58 percent. The slight rise in net debt was offset by the increase in equity. The equity ratio improved to 35.4 percent with total assets of CHF 7 324 million.

Clariant has thus created a solid financial basis for a secure future since the launch of the transformation program in the fall of 2003. In less than three years, it has reduced debt from CHF 3.5 billion to CHF 1.5 billion, increased equity from CHF 977 million to CHF 2.6 billion, reduced gearing from 355 percent to below 60 percent, raised the equity ratio from below 12 percent to over 35 percent and almost trebled market capitalization from CHF 1.6 billion to CHF 4.5 billion.

These achievements are due to the hard work and commitment of our many thousands of employees around the world who have been instrumental in putting Clariant firmly back on its feet and ensuring that it can look to the future with confidence.

Constantly striving for improvements

The demanding economic environment seen in the past year demonstrates how essential it is to continue the Clariant Performance Improvement Program. Since the program started, savings of some CHF 460 million have been

Since the beginning of the Clariant transformation program, CHF 460 million have been saved, as planned; in 2006 savings of a further CHF 250 million are projected.

achieved, partly through the elimination of over 2 000 jobs. By 2007 the implementation of the 5 500 individual measures is to be completed according to plan. This will result in the saving of a further CHF 250 million in the current year.

The ongoing transformation of the company requires constant striving for improvement, strict cost management and a strong performance mindset. We are therefore already working to convert the Clariant Performance Improvement Program into a "Continuous Improvement Process," in order to secure a continuous increase in efficiency also in the future.

Driving innovation and growth

Innovation and growth are key cornerstones of our future success. In research and development, we will continue to focus our efforts on meeting customers' needs and constantly seek promising applications that create added value for the customer. In addition to innovation in our core businesses, though, we are also investing in new technology platforms.

A good example is the new technology platform we are creating for multifunctional coatings and nanomaterials, which will serve as a springboard for developing a wide range of applications. In order to secure a leading position in this area and to support our own activities, we have sought cooperative agreements with universities and research institutes. We have also agreed on a cooperation with the US firm Starfire Systems Inc., a start-up in the field of nanostructured surfaces for the automotive, aerospace and electronics industries. In addition, we acquired KiON Corporation, the world's only commercial supplier of organic polysilazanes as a precursor to ceramic compounds. The technology is a good fit with our extensive expertise in the field of inorganic polysilazanes for functional coatings.

Clariant has the know-how needed to translate its strengths in areas such as synthesis, colors and surface effects into leading market positions and steady growth. 23 percent of the current portfolio already consists of innovative products that are less than five years old. Examples of such products that have been successfully launched are the nonhalogenated Exolit® flame retardant, the versatile Licocene® waxes, the color-care Texcare® detergent additives or the latest flame-retardant Cesa® masterbatches for engineering plastics, which are an environmentally friendly alternative to traditional halogenated products.

Over 23 percent of the Clariant portfolio already consists of innovative products that are less than five years old.

Expanding our service-oriented business

As part of our corporate strategy, we will expand our service-oriented business through organic growth and acquisitions that round off our operations. In 2005 we have spent some CHF 60 million more than the previous year on projects that secure our future growth. We want to take greater advantage of regional growth opportunities in the fast-growing markets of Asia and Eastern Europe.

All these far-reaching measures ensure that Clariant can continue to operate successfully as an independent company.

New appointments to senior management

The Board of Directors has made new appointments to key managerial positions. Following the Annual General Meeting on April 7, 2006, Jan Secher will take over as Chief Executive Officer from Roland Lösser, who in turn will replace Robert Raeber as Chairman of the Board of Directors. Clariant will benefit from the extensive experience of the new CEO in international management, business development and marketing in the industrial context and in the successful implementation of restructuring programs. Along with Patrick Jany, who replaced François Note at the beginning of this year as Chief Financial Officer, and the tried and tested management team, he will lead the company into the future. We wish the entire team all the best and much success.

Positive outlook for 2006

We expect that the transformation measures undertaken will result in significantly better results in the current year. We do not anticipate any further negative effects from increases in raw material prices for 2006. The management team will continue to implement the measures of the transformation program in order to improve performance durably. Assuming a broadly stable macroeconomic environment, the company expects good growth in local currency terms, a further CHF 250 million in cost base reductions and an improvement of at least

The transformation measures will be reflected in significantly better results in 2006.

CHF 120 million of operating income before exceptional items and excellent growth in net income for the full-year 2006.

We wish to thank you, our shareholders, for the interest and trust you show in us. You may rest assured that we will do everything in our power to earn this trust and to enhance the company's value for the benefit of all concerned.

Robert Raeber Chairman of the Board of Directors	Roland Lösser Chief Executive Officer

Corporate bodies

Following the 11th Annual General Meeting on April 7, 2006, current CEO Roland Lösser will take over as Chairman of the Board of Directors. He replaces Robert Raeber, who has reached the statutory age limit. At the same time, Jan Secher will become the new Chief Executive Officer.

Shareholder approval

Clariant shareholders attending the 10th Annual General Meeting in Basel on April 7, 2005, adopted each of the motions proposed by the Board of Directors by a large majority. These included a motion to repay par value of CHF 0.25 per registered share instead of distributing an ordinary dividend. The share capital has therefore been reduced by CHF 57 540 000, from CHF 1 150 800 000 to CHF 1 093 260 000, and the par value of each registered share by CHF 0.25, from CHF 5.00 to CHF 4.75. The CHF 0.25 reduction has been paid to shareholders in cash.

Shareholders also approved a motion to cancel one of the articles in the company's Articles of Association. This article would have obliged an investor to make a public purchase offer only if he or she had acquired more than 49 percent of the company's shares. The limit beyond which the duty to make an offer applies has thereby been reduced to the statutory minimum of 33 1/3 percent.

Changes on the Board of Directors

The 10th Annual General Meeting reelected incumbent Chairman Robert Raeber and Prof. Dieter Seebach as members of the Board of Directors. Dr. Klaus Jenny from Glarus, Switzerland, was elected as a new Board member for a four-year term of office. He took the seat of Heinrich Bossard, the businessman who passed away in 2004. Jenny is a member of the Board of Directors of Bâloise Holding and various unlisted companies.

Changes on the Board of Management

On November 3, 2005, the Board of Directors appointed Roland Lösser as its Designated Chairman. Roland Lösser takes up his new position after Clariant's 11th Annual General Meeting on April 7, 2006. He will succeed the incumbent Chairman of the Board of Directors, Robert Raeber, who will reach the statutory age limit around that time.

At the same time, Jan Secher, 48, was appointed as the new Chief Executive Officer. He has been a member of Clariant's Board of Management since January 1, 2006, and will take up his new position as the company's CEO after the 11th Annual General Meeting. Jan Secher is a Swedish citizen and was most recently Chief Executive Officer of the SICPA Group. The Lausanne-based company has built a leading position in the global market for packaging inks and security inks for bank notes. Secher previously held a number of management positions at the ABB Group.

On January 1, 2006, Patrick Jany, 38, took over the post of Chief Financial Officer, thereby replacing François Note, who will continue his career outside the company. Jany was previously Head of Corporate Development at Clariant.

Uwe Nickel



Siegfried Fischer



Patrick Jany





Roland Lösser



Jan Secher



Board of Directors

Peter R. Isler

Klaus Jenny

Roland Lösser
Chairman from April 2006

Kajo Neukirchen

Robert Raeber
Chairman until April 2006

Tony Reis

Prof. Dieter Seebach

Herbert Wohlmann
Secretary of the Board of Directors





Board of Management

Dominik von Bertrab
Head of the Masterbatches Division

Peter Brandenberg
Head of Group Services and Regions

Siegfried Fischer
Head of the Functional Chemicals and Life Science Chemicals Divisions

Patrick Jany
Chief Financial Officer since January 2006

Roland Lösser
Chief Executive Officer until April 2006

Uwe Nickel
Head of the Pigments & Additives Division

François Note
Chief Financial Officer until the end of 2005

Peter Piringer
Head of the Textile, Leather & Paper Chemicals Division

Jan Secher
Member of the Board of Management since January 2006, Chief Executive Officer from April 2006

Hartmut Wiezer
Head of Group Technology



Peter Brandenberg



Dominik von Bertrab



Peter Piringer



Hartmut Wiezer



François Note

Value-driven focus

Clariant continued with the systematic implementation of its strategy for growth and increased efficiency in 2005. The company responded to market challenges with capital investment in the United States and Asia, selectively expanding its business activity. At the same time Clariant continues to increase its service orientation.

Strategic focus on service

Close customer contact and intensive innovative activity are essential if Clariant is to meet its customers' individual requirements and fit in with their specific processes. Building on these, Clariant delivers tailor-made services and applications – helping its customers to achieve their objectives in terms of production and profit.

Most customers' needs relate to two challenges: faster, lower-cost production and processing, and new or improved end-product features.

Clariant's business strategy is accordingly based on particular strengths in the fields of synthesis, dyes and surface effects. Clariant's objective is top-quality services that deliver clear added value to customers in the most diverse industries, thus contributing to their market success. At the same time this gives Clariant an advantage over ambitious Asian competitors.

Clariant continued its program of investment in 2005 to reinforce its competitive position in the market.

With this strategy, is how the company aspires to a leading market position and continuous growth. The strategy is based on the company's knowledge, technologies and products, supplemented wherever possible by value-added service components. Clariant has therefore chosen to continue the expansion of those businesses with a pronounced service orientation.

Investment in the future

Clariant continued its program of investment in 2005 to reinforce its competitive position in the market. Among its strategic investments was the acquisition of the US company Data Chem, Inc., in Reserve, La., which enables Clariant Oil Services to bring its customers in the Gulf region of the United States better logistics and improved technical support. At the same time the Group has expanded its customer base, and it is now adapting its range of products and related services to its new customers' needs. Strategically this is a continuation of the successful takeovers and consistent business growth achieved by Clariant Oil Services in recent years in California and Canada.

During the reporting year the Pigments & Additives Division signed a contract with Hangzhou Baihe Chemicals Co. Ltd on a joint venture for the production of high-performance organic pigments in China. Clariant has been working with this company, which is based in the Chinese province of Zhejiang, for many years. The new joint venture is a response to an increase in demand for these pigments, from China and the rest of the world. The production facility will be located in Hangzhou, southwest of Shanghai.

In India Clariant is positioning itself as a leading company in the sector, with the potential to expand its market position further.

Clariant has agreed on a strategic cooperation with the American company Starfire Systems Inc. The two companies intend jointly to develop new technologies and applications for nano-structured ceramics in the automotive, aviation and electronics industries.

In 2003 Clariant adopted the strategy of disposing of companies that are no longer part of its core business, and it continued in 2005 with its systematic implementation. Its CABB subsidiary – Clariant (Acetyl Building Blocks) GmbH &

Co. KG – was sold to the Gilde Buy-Out Fund for EUR 44 million. It was part of the Life Science Chemicals Division.

CABB is one of the leading companies in the field of products based on chlorine and acetyl chemistry, with a strong market position in monochloroacetic acid.

Successful restructuring

By mid-2005, as planned, the Clariant Performance Improvement Program (CPIP) had identified all the measures required to cut costs and boost efficiency. Launched in 2003, the program will permanently improve cost structures. In the next two years Clariant will concentrate on implementing its 5 500 or so individual measures, and on incorporating the management methods developed in the course of the CPIP into day-by-day corporate practice.

Clariant has initiated the process of amalgamating its five companies operating in India. These are Clariant (India) Ltd, Colour-Chem

Clariant organization

Chief Executive Officer
Roland Lösser

Finance /CFO
Patrick Jany

Group Services and Regions
Peter Brandenberg

Technology
Hartmut Wiezer

Human Resources
Johann Steiner

Group Communications
Walter Vaterlaus

Group Legal
Herbert Wohlmann

Corporate Development
Patrick Jany

Group Services
- Production Services
- Supply Chain Management
- Sourcing
- Environment, Safety & Health Affairs
- Information Technology
- International Coordination

Technology
- Intellectual Property
- Innovation & Knowledge Management
- New Business Development

Textile, Leather & Paper Chemicals	Pigments & Additives	Functional Chemicals	Life Science Chemicals	Masterbatches
Peter Piringer	Uwe Nickel	Siegfried Fischer	Siegfried Fischer	Dominik von Bertrab

Strategic priorities			
Portfolio	**Market attractiveness**	**Competitive position**	**Strategy**
Service-driven business	high	strong	expand
Technology-driven/ niche businesses	high, but volatile	strong in certain areas	selectively develop
Cost-driven businesses	low	weak – medium	restructure

Ltd, Vanavil Dyes and Chemicals Ltd, BTP India Private Ltd and Kundalika Investments Ltd. These companies' general meetings have given their consent, and the exchange relationships for their shares have been determined. The Indian authorities are expected to approve the amalgamation in spring 2006, which will enable the new company – Clariant Chemicals (India) Ltd – to start operations in April 2006. The new company will be positioned as a leader in its sector in India, and will further expand its market position.

In Germany preparations for the organizational amalgamation of the formerly independent facilities at Griesheim, Wiesbaden and Höchst/Sulzbach to form a single Rhine-Main facility, which took effect on 1 January 2006, were carried out during the reporting year. Integrating these facilities, which are located between Frankfurt and Wiesbaden, will make for simpler structures and more efficient organization. In future a number of group functions will deliver their services centrally, among them environment, safety and health, finance, information technology, purchasing, facilities management, engineering technology, maintenance, communications and personnel.

Improved financial strength

During the reporting period Standard & Poor's and Moody's Investors Service rated Clariant's financial standing at BBB and Baa2 respectively. Both agencies believe the company has stable future prospects, and they certify its solid quality as an investment. Clariant repaid tranches of its long-standing syndicated loans totaling CHF 964 million at the end of 2005, which would not normally have fallen due for repayment between 2006 and 2009.

The entire Clariant Group is certified under ISO 9001 and ISO 14001.

This simplified the structure of Clariant's financial debts, increased refinancing flexibility and substantially reduced the number of creditor banks. Part of the repayment was carried out with cash holdings of some CHF 750 million, while the rest was financed by taking up more flexible credit facilities that cost significantly less because of the company's new investment-grade status.

Global quality assurance

Clariant's global quality and environmental management has been certified under ISO 9001 and ISO 14001 since December 2005. The company can thus guarantee to its customers that its products and business processes meet internationally recognized quality and environment-protection standards. The new certificate covers the entire Group, replacing the previous certificates that were valid only at local level.

From its very inception Clariant has sought certification for as many parts of the company as possible. In the past the Group obtained around 120 certificates, though the scope of most of these was limited only to individual companies. The new business model that came into force at the beginning of 2005 prescribes business processes that are uniform throughout the world, creating the possibility of obtaining certification for the company as a whole. For more information on the new operating model, see the 2004 Annual Report, p. 9 ff.

International labor standards

Clariant formally approved the four basic principles of the ILO – the International Labor Organization – in 2005, thus enshrining in its

Corporate Center shortens lines

"We are seeking to concentrate Clariant's strategic management tasks and functions at our headquarters in Muttenz. This will make the company more efficient, more flexible and able to respond faster to the market's needs. In this way we can significantly improve our competitive position. To achieve this, we need you. Here, in Muttenz."

With these words Roland Lösser kicked off the project "Move" in 2004. The aim is to "concentrate our forces": functions that were previously decentralized were to be brought together in the Corporate Center at headquarters in Switzerland. The Corporate Center, which consists of the Board of Management, the divisional managements and the Group Functions, is responsible for the strategic guidance of Clariant.

To date, more than 350 executives from various group companies outside Switzerland have moved their place of work to Muttenz. The response has been positive across the board. Physical proximity makes personal contact possible at all times. Internal communication, which used to depend largely on electronic media, is now more intensive, while informal meetings are more frequent. This speeds up both the discussion process and decision-making. The declared goal was to simplify cooperation among the divisions and between the divisions and Group Functions – and it has clearly been achieved.

That Muttenz is an attractive location can be seen from our neighbors. Muttenz is a production site for such firms as Novartis, Ciba SC, SF Chem, Syngenta and Schweizer Rheinsalinen as well as Clariant.







code of behavior what it had been practicing for many years in all its business processes. These four basic principles, which have determined the ILO's ethos and activities ever since its foundation, are as follows: freedom of association and the right to collective bargaining, the elimination of forced and compulsory labor, the abolition of child labor, and the elimination of discrimination in the workplace.

Regular internal audits will be conducted in future to verify compliance with these principles. In addition, Group Sourcing – the Clariant department responsible for purchasing – has defined measures to ensure that the ILO principles are also respected by suppliers.

Enhancing Clariant brand recognition

The objective of Clariant's brand strategy is to strengthen the brand, and thus to make it easier to introduce new products and services, to open up new markets and to increase customer penetration. A flexible advertising concept, designed for the long term, was accordingly developed for the Clariant brand in 2005. Its central message was formulated as a core question. "What do you need?" highlights Clariant's strengths: customer orientation, tailor-made services, dialog, partnership and innovative strength. This is what the brand stands for, with customers and employees, with investors – and also with the public.

The self-confident advertising concept with its emotional appeal supports the company's market presence.

The core question is based on the Clariant brand promise, embodied in the claim "Exactly your chemistry.". "What do you need?" calls on customers to challenge Clariant to meet their individual needs and challenges: to keep its brand promise, in other words. The new advertising concept is thus a consistent continuation of Clariant's existing communications. It serves as a guiding principle and a platform for all its advertising, raising the Clariant profile whether individual ads are designed to enhance the company's image or sell its products.

Share price trend

The Clariant share price improved only marginally in the past business year. A rally set in towards the end of the year when investors felt more optimistic about the specialty chemical industry, and the stock closed with a gain of 5%.

Share price performance

% 3.1.2005 30.12.2005


130
120
110
100
90
CLN
SMI

Share price performance in 2005

In 2005, the Clariant share price improved by 5% in a remarkable stock market overall. The price movements were by and large dictated by events such as fluctuating raw material prices that had a substantial impact. Brent crude, for instance, rose as high as USD 66.

The share price fell following the announcement of disappointing first quarter results. Investors regained confidence, though, following improved second quarter figures. In the last quarter the price tracked the upward momentum in the sector to end with a net gain for the year. The upward movement reflects optimism for 2006 for the industry as well as for Clariant. Primarily, the wide-ranging transformation program will further provide a strong boost to Clariant's efficiency and competitiveness.

In 2005, the market capitalization of Clariant rose by CHF 230 million to CHF 4.45 billion.

The appointments of Jan Secher as new Chief Executive Officer in December and of Patrick Jany as Chief Financial Officer in November, respectively, were well received, though the news did not impact the share price performance significantly. In the fourth quarter Clariant simplified its debt structure by prepaying syndicated term loans and it was assigned investment grade ratings by Standard & Poor's and Moody's. This step will further enhance the company's high level of transparency with investors.

The high cost of raw materials eroded profits in the specialty chemicals industry worldwide.

In 2005, the market capitalization of Clariant rose by CHF 230 million. The average daily trading volume was 2.1 million shares and rose by over 30% year-on-year compared with an average increase of 12.5% for its peers. Overall, the company's market capitalization increased from CHF 4.2 billion at the end of 2004 to CHF 4.45 billion at year-end 2005.

Shareholder structure

Shares in Clariant Ltd are listed on SWX Swiss Exchange as registered shares with the symbol CLN. They form part of the Swiss Market Index SMI. On 31 December 2005 the free float of Clariant Ltd shares was 100%. No single investor owned more than 5% of Clariant. In 2004 Artisan Partners Ltd Partnership, based in Milwaukee, Wisc., United States, held 10.01% of the Clariant stock as at the reporting date.

Share information as at December 31, 2005		
Symbol		CLN
Listing		SWX
Nominal value	CHF	4.75
Issue price[1] adjusted for split: IPO on June 29, 1995, 80 million shares	CHF	17.10
No. of treasury shares		3 867 293
All-time high on June 18, 1998[1]	CHF	92.38
All-time low on February 27, 2003[1]	CHF	8.47
Performance since issue[1]	%	13.2
Average daily trading volume	mn	2.1

Five-year overview and dividend		**2005**	2004	2003	2002	2001
Number of registered shares issued[1]		**230 160 000**	230 160 000	172 734 437	172 734 437	172 734 437
Number of shares created by conversion within the limits of the conditional capital		–	–	–	–	–
Number of shares eligible dividend		**230 160 000**	230 160 000	172 734 437	172 734 437	172 734 437
Price at the year-end[1]	CHF	**19.35**	18.35	16.21	19.63	27.76
High for the year[1]	CHF	**21.30**	19.99	21.50	35.40	52.41
Low for the year[1]	CHF	**16.70**	14.80	8.47	19.32	16.88
Stock exchange capital at year-end	CHF mn	**4 454**	4 223	2 800	3 391	4 795
Earnings/loss per share[1]	CHF	**0.81**	0.72	0.93	- 3.82	- 7.25
Distribution per share[1]	CHF	**0.25**	0.25	0.18	–	0.27
Distribution total	CHF mn	**57.5**	57.5	30.7	–	46
As a percentage of consolidated profit	%	**30.0**	38.4	19.1	–	33

[1] Owing to the capital increase conducted in April 2004, share prices and dividends for the period prior to April 2004 have been diluted by a factor of 0.8883.

Shareholders' structure as at December 31, 2005				
by regions	**Shareholders**	%	**Shares**	%
Switzerland	31 788	95.0	71 746 655	31.2
Europe	1 344	4.0	44 404 698	19.3
Outside of Europe	343	1.0	14 516 048	6.3
USA portion	*76*	*0.2*	*9 993 877*	*4.3*
Total registered shares	**33 475**	100.0	**130 667 401**	56.8
by number of shares				
1–999	23 246	69.4	8 233 955	3.6
1 000–9 999	9 402	28.1	21 722 155	9.4
10 000–99 999	697	2.1	17 467 999	7.6
100 000 and more	130	0.3	83 243 292	36.2
Total registered shares	**33 475**	100.0	**130 667 401**	56.8
Shares not registered	–	–	99 492 599	43.2
Total	**33 475**	100.0	**230 160 000**	100.0

Sustainable growth



Globally active

Aspiring to leadership on the global market. Sharing in targeted growth world-wide. Building on solid business relations. Having the right offering to adapt flexibly to market needs. Being locally present for its customers.

Simply the best partner for every challenge. That is Clariant – the world over.

Customers and markets

Clariant exploits growth opportunities by investing in new plants and facilities, offering innovative services and products, concluding cooperation agreements with selected partners and through acquisitions. Our customers can be certain that Clariant is the best partner to help them face their challenges.

Preferred partner for specialty chemicals

Clariant's customers come from a wide variety of industries, ranging from automotive right through to wood-processing production. This diversified portfolio gives the company a certain degree of protection from the consequences of economic cycles. Different industries follow different cycles, and this partly compensates for negative effects.

At the same time this diversity highlights the extensive expertise that Clariant has at its disposal in virtually every relevant field of industrial production. Every industry demands specialized products – and, which is just as important, specialized advice from the supplier. Strong, lasting customer relationships are therefore the top priority.

This is why around 3 000 Clariant employees – in sales, quality control, research and development or one of our service and application centers – are directly concerned with customer care. They know why and how the company's products should be used and new applications developed.

Clear brand positioning

The Clariant brand personifies Clariant's specific values: commitment to dialogue, service leadership, value focus. These values form the basis of the entire customer relationship. In dialog with customers, Clariant's employees come to know their individual business processes and needs. Dialog also plays a dominant role in customer advisory activities, service and after-sales care.

Service leadership is based on these same values. In close contact with its customers, Clariant provides services that draw fully on the company's innovative strength and are tailored precisely to the customers' processes and requirements.

Value focus ultimately means that Clariant's services offer customers measurable added value, whether by simplifying their manufacturing and treatment processes and thus reducing costs, improving the quality of their end products or enabling them to develop new products. However, value focus also means that the entire Clariant service process – from development, purchasing and production through to delivery – is based on the principles of sustainable development.

In 2005 Clariant brought to market it's new Sanolin® dyes in granulate form.

Targeted market presence

Clariant's organization and processes are designed in such a way that the divisions can concentrate fully on their core competencies, thereby ensuring that they are as close to their markets as possible. Clariant places great emphasis on targeted cooperation between the divisions in order to satisfy the specific needs of the various industries to the maximum possible extent.

Textile, Leather & Paper Chemicals

The division is one of the world's leading suppliers of specialty chemicals and dyes for the textile, leather and paper industries. It has decentralized structures and a broad product range.

The Textile Business provides special chemicals for the pretreatment, dyeing, printing and finishing of textiles. Optical brighteners and chemicals for the functional treatment of technical textiles are also offered. The product range includes a wide range of dyes such as dispersion, reactive, acid and sulfur dyes.

The Paper Business supplies paper dyes, optical brighteners and process and pulping chemicals. The Leather Business is one of the leading suppliers of finishing chemicals. Its range includes all finishing and dyeing chemicals, as well as a complete range of wet-end chemicals.

Pigments & Additives

The division develops and produces pigments for paints and lacquers, for plastics and for specialized applications. Its expertise and worldwide presence make Clariant a market leader for pigments and additives.

With its broad spectrum of high-performance products such as inkjet pigments, Clariant meets the exacting demands of the automotive and electronics industries. Clariant is also one of the leading providers of pigments and waxes for the printing-ink industry, where it is able to meet the most stringent requirements – such as for security pigments used in printing banknotes.

The business also produces additives to improve the resistance to heat, light and weather of plastics and paints. Halogen-free flame retardants are used in protective coatings in the construction industry, in resins for construction and electronics, and in thermoplastics and polyester fibers. The division's comprehensive core portfolio also includes waxes

Customer structure	
Textile, Leather & Paper Chemicals (TLP)	Textile industry, leather industry, paper and pulp industry, construction industry
Pigments & Additives (P&A)	Coatings industries[1], plastic industries, printing industries, specialized industries[2]
Life Science Chemicals (LSC)	Pharma industry, agro industry
Functional Chemicals (FUN)	Detergent industry, cosmetics industry, oil and gas industry, construction industry, agro industry, metal working industry, mining industry, paint industry
Masterbatches (MB)	Resin producers, compounders[3], polymer converters[4], manufacturers of industrial and consumer goods[5]

[1] Manufacturers of automotive and industrial paints, fire protection coatings and decorative paints
[2] Including cosmetics, leather and writing implements
[3] Manufacturers of compounds using polymers and additives, such as flame retardants and light stabilizers
[4] Manufacturers of products from synthetic materials
[5] Carpets, textiles and upholstery, industrial, food and beverage packaging, personal care, automotive, business machines

based on various starting materials. These products play a leading role in their various fields of application.

PA activities

In 2005 the Pigments & Additives Division launched a new range of sanolin dyes in granular form. With a grain size of around 0.5 mm, the new granulates are free-flowing and do not cause dust, which makes them easier to handle and keeps the workplace clean. Another special property is that they are water-soluble, in which respect these granulates are superior to comparable powder dyes. Sanolin granulates are unusually pure, making them outstandingly suitable for cosmetics.

During the reporting year the Pigments & Additives Division signed a contract with Hangzhou Baihe Chemicals Co. Ltd on a joint venture for the production of high-performance

Clariant and Toshiba have made a breakthrough in the development of a new generation of DVDs.

organic pigments in China. There has been a further sharp rise in demand for these pigments, from China and the rest of the world.

A joint project between Clariant and Toshiba has made a breakthrough in the development of a new generation of DVDs. Based on organic dyes, the double-coated, recordable-once HD DVD-R, the high-definition recordable DVD, has the outstanding memory capacity of 30 GB.

To develop new products that are precisely adapted to common regional applications and application systems, the Pigments & Additives Division is establishing a development center specially for Asian requirements. Its objective is to boost its participation in dynamic Asian economic growth. The ideal location for the center is the Clariant Songwon Color Co. Ltd Research Institute in Ulsan, Korea. Previously largely focused on the Korean market, this will now broaden its scope to include the whole of Asia.

Functional Chemicals

The division's products are based on non-ionic, anionic and cationic surfactants and on polymers. The key products are products for the oil industry and high-quality raw materials for detergents and cosmetics, combined with comprehensive services.

The Detergents Business, which offers anionic, cationic, and special non-ionic surfactants as well as bleach activators, is a global partner of the detergent industry. Performance Chemicals, spread across the division's entire product range, supplies industries such as personal hygiene, crop protection, additives, and preservatives for paints and coatings, for plastics and for industrial chemicals.

The Process Chemicals Business markets products and services for the production and refining of oil and natural gas. It also supplies products for the metal-working, mining and chemical industries, plus aerospace and the automotive industry.

FUN activities

The Clariant Oil Services Business acquired Data Chem Inc., of Reserve, La., during the reporting year. This takeover enables Clariant Oil Services to bring its customers in the Gulf

New types of synthetic components can be virtually simulated and tested in ColorWorks™ centers.

region of the United States better logistics and improved technical support. At the same time the Group has expanded its customer base, and it is now adapting its range of products and services to its new customers' needs.

Life Science Chemicals

The Life Science Chemicals Division consists of two businesses: Specialty Fine Chemicals and Pharmaceutical Fine Chemicals. Specialty Fine Chemicals produces and markets silanes, as well as organic precursors and intermediates used in crop-protection agents, in fragrances and flavors, in photochemicals and as industrial fine chemicals.

Using state-of-the-art synthesis technology, Pharmaceutical Fine Chemicals supplies innovative and generic active ingredients as well as customer-specific late-stage intermediates manufactured to cGMP (current Good Manufacturing Practice) standards. It is also a service partner in the launch of drugs, supplying everything from clinical materials to synthesis optimization and regulatory strategies. Pharmaceutical manufacturers throughout the world are among its customers.



Right in the heart of Shanghai, China's 'Motown'

Long-lasting experience in the Far East have made Clariant familiar with the special requirements and singular features of this particular market. Clariant is therefore able to adjust its products to the exact needs of its local customers.



Customers are not inclined to fly halfway round the world to talk to a supplier. Furthermore, there is rising demand for full advisory services and technical support in respect of product applications.

The automotive industry is booming in Shanghai. Domestic and foreign manufacturers produce cars there both for the Chinese market and for export. Clariant has opened a technical service center near its customers, right in the heart of this up-and-coming metropolis.
As many car parts are made of a variety of materials, carmakers usually have to deal with quite a number of different suppliers. Clariant's new technical service center offers advice and expert knowledge on all kinds of auto parts – whether textiles, leather, paint or any kind of plastic – all under one roof. A unique service for China's booming automotive industry.





LSC activities

Clariant seeks to increase the competitiveness of its customers in the market for the anti-cancer drug 5-fluorocytosin. As part of these efforts, Pharmaceutical Fine Chemicals has transferred production of raw materials as Regulatory Grades from the United Kingdom to its Roha works in India. This is a full technology transfer, with the same technical data and processes as were employed to produce the substance in the United Kingdom. The British works, which in 2004 passed an FDA food and drugs test, will continue to produce to cGMP standards.

In response to the pharmaceutical industry's growing interest in peptide-based therapies, Pharmaceutical Fine Chemicals has initiated measures to strengthen its position in this field. Clariant and Indian company Jupiter Bioscience have signed a cooperation agreement to exploit their joint strengths. This will give Clariant and its customers access to technologies with certain peptides, as well as both natural and synthetic amino acids.

The new Cesa®-flam flame-retardant masterbatches offer an environmentally friendly alternative to traditional halogenated flame retardants.

To improve service levels and standards for pharmaceutical customers in North America, Clariant's Molecules Synthesis Center (MSC) has commenced operations in its US works at Springfield, Mo. The expansion of this facility is a focused response to the increase in demand from North America pharmaceuticals producers for materials for the early stages of the drug-launch process, including development and phase I and II clinical tests.

Masterbatches

The Masterbatches Division's global manufacturing network supplies dye and additive concentrates, as well as special multifunctional mixtures of these components. The combination of global presence and strong local partnerships makes Clariant a preferred supplier for synthetics processors and the textile industry. At local level, each of the Division's 54 manufacturing facilities provide a full technical service for all products and applications. This gives Clariant its unique technological competency in every one of the world's significant markets and segments.

MB activities

The technology for high-resolution animations in feature movies and high-speed graphics, as used in the latest video games, is now also available to designers and developers of synthetic products in the Masterbatches Division's ColorWorks™ Design & Technology Centers.

The Indigo System from ColorViz in Aix-en-Provence, France, is a computer imaging system developed to facilitate three-dimensional, real-time virtual prototyping. It provides a quick and easy way to evaluate color, gloss and texture in plastic components without making costly real prototypes. The system is becoming standard equipment in full-service ColorWorks™ centers in the United States, Europe and Asia.

European packaging producers can also now evaluate colored and special effects on real, three-dimensional models, instead of so-called flat injection-molding chips. At the Lahnstein works in Germany Masterbatches has commissioned a blow-molding machine that can produce packaging samples for product development in one or two days.

A new plant that has commenced operations at the Taoyuan works in Taiwan was specially designed and built for the production of black masterbatches for manufacturers of nylon and polyester fibers. The new extruder is the only one of its kind in this region. Its special design for high-quality masterbatches required for fiber-spinning processes will drastically reduce delivery times to Asian fiber producers.

The new Cesa®-flam flame-retardant masterbatches offer an environmentally friendly alternative to traditional halogenated flame retardants. These additive masterbatches were specially developed for technical synthetics such as polyamides, polyesters and thermoplastic urethanes, and they will now be marketed in North America through the Clariant works in Winchester, Va.





Archroma Global Services provides precision color management and color development services to retailers for fashion, apparel and home-furnishing applications.

Divisional overview

Textile, Leather & Paper Chemicals
- *Textile*
- Leather
- Paper

Profile
The division is one of the world's leading suppliers of specialty chemicals and dyes for the textile, leather and paper industries. Textile dyes include dispersion, reactive, acid and sulfur dyes. The Textile Business encompasses special chemicals for pretreatment, dyeing, printing and finishing of textiles. Optical brighteners and chemicals for functional treatment are also part of the range. The Paper Business supplies paper dyes, optical brighteners and process and pulping chemicals. The Leather Business produces chemicals for refining. Its offering includes all chemicals for finishing and dyeing as well as a complete range of wet-end chemicals.

Markets
Clothing, home textiles, technical textiles, garment leather, automotive leather, paper, packaging, construction

Products and Services
UV absorbers, fluorochemicals, paper dyes (Cartasol®), disperse dyes (Foron®), reactive dyes (Drimarene®), optical brighteners, and water, oil and dirt-repellent equipment

Pigments & Additives
- Coating
- Plastic
- Printing
- Specialties

Profile
The division develops and produces pigments for paints and lacquers, for plastics and for special applications. The product range includes high-performance pigments to meet the exacting demands of the automotive and electronics industries. Printing pigments are supplied to the printing ink industry and, increasingly, for nonimpact printing, ink jet and laser printing. The core business also includes additives to improve heat resistance as well as light and weather resistance of plastics and paints. Halogen-free flame retardants are used in protective coatings, resins, thermoplastics and polyester fibers. The division's portfolio also includes high-quality waxes based on various raw materials.

Markets
Paints, lacquers, coatings, plastics, automotive industry

Products and Services
Hostaperm® pigments, PV Fast®, Graphtol®, Novoperm® pigments, Reflex Blue® grades, Exolit®, Ceridust®, Licocene®, DPP pigments, aluminum paints



Based on decades of experience in the development and manufacture of pigments and dyes, Clariant has introduced innovative products for ink-jet ink markets.





Clariant has an extensive product portfolio for a broad range of cosmetic formulations: for soap, shampoo, shower and bath, toothpaste, lipstick, nail varnish and various other cosmetic uses.

Functional Chemicals
- Detergents
- Performance Chemicals
- Process Chemicals

Profile

The division's products are based on surfactants and polymers. The Detergents Business, which offers anionic and cationic surfactants, as well as bleach activators, is a partner to the detergent industry. Performance Chemicals supplies such different industries as personal care products, crop protection, paints, lacquers and plastics. The Process Chemicals Business markets products and services for the production and refining of oil and natural gas and for metal-working, mining and the aerospace and automotive industry.

Markets

Detergents, rinses and cleaners, personal care products, aerospace, automotive and machine tools, crop protection, paints and lacquers, plastics, construction, oil and gas extraction, mining, pharmaceutical industry, chemical industry

Products and Services

Anionic, nonionic and cationic surfactants (Genapol®, Hostapur SAS®, Emulsogen®, Präpagen®, Genamin®), polymers and preservatives, Safewing®, Safeway®, Dodiflow®, Peractive®

Life Science Chemicals
- Speciality Fine Chemicals
- Pharmaceutical Fine Chemicals

Profile

The Pharmaceutical Fine Chemicals Business is a service partner for the launch of new drugs and supplies customer-specific late-stage intermediates with a high degree of synthesis, patented active ingredients and around 30 different generic active substances. Specialty Fine Chemicals covers a wide range of industrial applications with its silane derivatives, glyoxalic acid derivatives and diketene-based chemicals. It also supplies precursors and active ingredients for crop protection agents.

Markets

Pharmaceutical and agrochemical industry, industries such as coatings, plastics, fragrances and flavorings

Products and Services

Pharmaceutical and agrochemical active ingredients, precursors, building blocks, Life Science Molecule Synthesis Center

Masterbatches
- Europe North
- Europe West
- Europe South
- Special Markets
- Asia
- North America
- Latin America

Profile

The division supplies color and additive concentrates and special mixtures of these components. The combination of a worldwide presence and strong local partnerships makes Clariant a preferred supplier for plastics processors and the textile industry. At the local level, each of the division's 54 production plants provides a complete technical service for all products and applications.

Markets

Automotive, textile and technical fibers, electronic and electrical devices, home appliances, toys, medical devices, sporting goods, packaging

Products and Services

Cesa®, Hydrocerol®, Remafin®, Renol®, Omnicolor®, ColorWorks™

Clariant specifically aligns its research and development with market requirements. Emphasis is placed on providing enhancements for existing applications and optimizing manufacturing methods and processes. At the same time, product and service innovations open up new business areas and markets.

Innovative products, services, and processes are the key to making Clariant future-proof. In financial year 2005, the Group therefore spent CHF 218 million on research and development. This is equivalent to 2.7% of sales in the same period.

Clariant will in future keep investment at an appropriate level so that it can continue to safeguard the company's ability to innovate. The 1 500 employees working in research and development worldwide are key drivers of innovation within the company.

Innovations that meet market requirements
At Clariant, research and development is decentralized and carried out in the Businesses. This proximity to the market makes it possible to identify customer needs at an early stage and focus research and development projects on market requirements.

The Businesses prioritize projects on the basis of their prospects of success and assume full responsibility for their implementation, enabling Clariant to quickly develop innovative, commercially successful products and services and exploit market potential in a targeted manner

Decentralized responsibility and centralized support are the necessary ingredients for market focus and a fast pace of innovation.

manner. Systematic and extensive patent protection then affords long-term protection against third parties.

Although the development of completely new business areas and technology platforms offers attractive opportunities for growth, it usually involves particular risks. Therefore, where projects are of interest to more than one Business, the Group Function Technology assists with project management and provides start-up financing. The operational implementation of the projects, however, is again the responsibility of the Businesses.

Group-wide knowledge management
Cross-divisional teams of excellence accelerate the innovation process in cross technologies of particular strategic importance for the Group.

Through targeted knowledge transfer, they help to improve efficiency. For example, the Catalysis and Upscaling teams improve the efficiency of manufacturing processes, while other teams increase development efficiency in the strategic fields of coating and color effects.

As well as successful research and development, the company also requires competitive core technologies and production processes if it is to quickly translate innovations into products and services. Of key importance in this context are cross-divisional centers of excellence such as the Process Development Network, or PDNet for short.

At Clariant, process engineering expertise is decentralized and located in the individual divisions. Although the five divisions mostly work in completely different areas of chemistry, there is often technological overlap and therefore a starting point for joint solutions. The PDNet was set up so that the interdivisional know-how transfer required for these joint solutions would not be left to chance. Experts from the divisions work together within this global network and have an overview of the technologies currently in use.

The Network mainly works on actual projects. Investments in new production facilities exceeding around CHF 5 million – roughly EUR 3.25 million – require a review by the PDNet. This review and the associated suggestions

Cross-divisional knowledge management increases cost-effectiveness and accelerates the development process.

for improvement made by the Network make an important contribution towards implementing development and investment projects faster and minimizing risk.

Developing new businesses
The New Business Development team, which is assigned to the Group Function Technology, was both systematic and successful in developing new businesses during the period under review. Barrier coatings that are based on polysilazanes and nanomaterials and do not adversely affect a material's natural appearance have been developed for a variety of substrates.

Polysilazanes form a protective, glass-like layer on almost all substrates. Since this often occurs at room temperature, they can be used on a number of materials. The extremely thin polysilazane-based coatings require little ma-

Total R&D costs

CHF mn


2005
2004
2003
0
100
200
300
400

R&D ratio

as a percentage of total sales


2005
2004
2003
0
1
2
3
4

Patent families

Around 130 new applications in 2005

terial and are suitable for a wide variety of applications. For example, barrier coatings prevent the visors on motorcycle helmets from steaming up, protect marble against acidity, and make it easier to remove graffiti from railroad carriages.

Due to their dirt-repelling properties, the polysilazane-based coatings make it much easier to clean carriages. Extensive field tests are due to be completed soon. However, marketable products incorporating this technology are already available. These include AgTive™, a coating that prevents tarnishing of silver.

Selected partnerships

Where subjects are of fundamental and strategic importance, Clariant regularly cooperates with universities and scientific institutions of international standing. Through these cooperation arrangements, the Group Function Technology draws on external research expertise with a view to developing new business areas and technology platforms. The global network currently comprises around 80 institutions and universities.

At special trade fairs and conventions, Clariant opens up new avenues by forging links with young companies. The resulting partnerships

New Business Development is successfully opening up new business areas with applications of polysilazane technology.

– in various areas of nanotechnology and process technology, for example – are extremely important when it comes to extending the Clariant product and technology portfolio.

Cooperation with Starfire. In the period under review, Clariant entered into a partnership with Starfire Systems Inc., Malta, N.Y., to expand the strategic "Functional Coatings and Nanomaterials" technology platform. The alliance will focus on the development and global marketing of new and innovative applications combining Starfire's polycarbosilane-based materials with Clariant's polysilazanes.

Since it was founded in 1998, Starfire Systems has specialized in the development and production of patented silicon carbide ceramic-forming polymers. Silicon carbide is a versatile ceramic displaying extreme heat, corrosion, and wear resistance. This type of ceramic composite is in many respects superior to conventional metal alloys.

The advantages of the motorcycle brakes developed by Starfire from nanostructured silicon carbide ceramics have already proven their worth. They provide superior performance and durability at just a quarter of the weight of comparable metal brakes. They are also safer since the frictional heat caused by applying the brakes increases the braking effect rather than reducing it, as is the case with conventional metal brakes.

The blue laser revolution

The first CDs managed to store 0.7 GB of information, ten years later DVDs achieved 4.7 GB, and now, with the arrival of blue laser technology, up to 100 GB of storage capacity is possible. The driving force behind this insatiable demand for memory is high-definition television, or HDTV. A feature film in HDTV format exceeds the capacity of an ordinary DVD. The 2006 World Cup is expected to help the new technology take off, as all the matches will be broadcast in high definition. Writable disks incorporate a special layer of dye onto which the recording is burned by means of a laser. Clariant achieved a breakthrough with Optofast® in 2005. This organic dye was developed in collaboration with Toshiba for writable HD DVDs that will have 15 or 30 GB of memory.


Multidisciplinary research and development partnerships will become ever more significant in future. Clariant is increasingly turning itself into the partner of choice thanks to its innovative solutions.

Environment, safety and health

A commitment to the environment and safety reflects the focus on sustainability in everything Clariant does. The risks involved are constantly monitored. Furthermore, regular internal and external audits act as an independent check on compliance with laws and guidelines.

Commitment to sustainability

Mandatory principles on Environment, Safety & Health – ESH – are laid down in the group's ESH guidelines. They form an integral part of business processes and strategic planning at Clariant.

Group Environment, Safety & Health Affairs – ESHA – has built on the group's principles by drawing up an ESH strategy and a set of guidelines and targets that are mandatory worldwide, and by assigning responsibilities.

As well as complying with national laws and guidelines, the ESH policy also fulfills the goals of the "Business Charter for Sustainable Development" defined by the International Chamber of Commerce and the "Responsible Care" initiative of the chemical industry.

EU White Paper

Clariant continues to stand four-square behind the objectives of REACH, the new European chemicals legislation: the harmonization of laws throughout Europe, and better protection of consumers and the environment. But even after the compromises achieved in 2005, proposals for its implementation are still heading in the wrong direction.

All activities of Corporate ESHA have been brought together in the Corporate Center in Muttenz.

The EU Commission's proposal is for data requirements to depend on the volume of the substance produced or imported, rather than its risk potential. Furthermore the registration procedure remains complicated, involving an enormous amount of bureaucracy. It is an obstacle to innovation and jeopardizes the know-how that is crucial to corporate survival. The ultimate outcome will be to drive out not the most dangerous substances, but those with the highest testing and registration costs. Finally the exacting requirements of REACH will put producers in the European Union at a serious disadvantage vis-à-vis importers, who are not under the same obligations. Further improvement is needed.

Centralization of the organization

At the beginning of 2005, in line with the new Operating Model, Corporate ESHA was brought together in the Corporate Center. At the same time individual areas of responsibility were expanded and centralized. The centralization of the audit function, the risk portfolio, accident statistics and prevention and emergency management takes the pressure off the divisions, streamlines processes and harmonizes the analysis of environmental data.

Effective control mechanisms

The ESH managers for the individual sites and the group have at their disposal a number of effective and easy-to-use mechanisms and controls with which to implement the guidelines. They are defined centrally, standardized globally and adapted continually with ESH measures ensuring effective monitoring of risks. Damage potential and liability risks are promptly identified and can thus be monitored to prevent escalation.

Operational risks are identified with the assistance of a software-supported risk portfolio. This gives indications for the most effective use of available resources, thus making it possible to define priorities for preventive measures and to monitor implementation.

Resource consumption, emissions, waste management and occupational safety are monitored at all facilities according to 40 key indicators, which are then evaluated centrally. The data collected is compared against internal and external benchmarks. This makes it possible to measure success and to detect and eliminate weaknesses along with their possible causes.

Regular internal and external audits ensure independent monitoring of compliance with laws and guidelines. With their wealth of experience spanning the different sites, the auditors also support the exchange of skills throughout the group.

Since 2005 this proven system of regular ESHA audits has been centralized and standardized. Group lead auditors audit facilities jointly with experts from the relevant specialist areas and countries.

Integrated product policy

For Clariant, integrated product policy means the inclusion of environmental and safety issues in all processes along the entire value chain. Even at the stage of supplier selection, price and quality are not the only criteria: a special appraisal mechanism is used to assess suppliers' compliance with ESH requirements. At the same time, Clariant provides its customers with comprehensive information and services to ensure that its products are used in ways that are safe and not harmful to the environment, and that they can be properly disposed of.

Water consumption


m³ mn
2005[1]
2004
2003
2002
2001
0
50
100
150
200

Energy consumption


gigajoules mn
2005[1]
2004
2003
2002
2001
0
5
10
15
20

CO_2 emissions


tons thousands
2005[1]
2004
2003
2002
2001
0
250
500
750
1 000

NO_x emissions


tons
2005[1]
2004
2003
2002
2001
0
300
600
900
1200

Lost time accident rate


involving loss of working time per 200 000 working hours
2005[1]
2004
2003
2002
2001
0
0.5
1.0
1.5
2.0

ESH investments


CHF mn
2005[1]
2004
2003
2002
2001
0
15
30
45
60

[1] These figures had not yet been finalized as we went to press. Definitive figures are avaible at www.esha.clariant.com

Efficient emergency management

Clariant has a global incident-reporting and emergency-management system. All information concerning products, processes, technologies and the necessary emergency measures can be retrieved whenever the need arises. Incidents are reported to the group without delay, triggering an emergency procedure structured around various levels. This procedure is tested repeatedly in extensive drills at all three levels – local, national and group.

Constant improvement

Resource consumption and pollutant emissions were further reduced in 2005. In particular, Clariant brought about a significant reduction in emissions of organic compounds as a result of projects such as those described below. In 2005, specific energy consumption was at the previous year's low level. A program of priority projects has been designed to bring about further improvements.

Clariant invests considerable sums in safety and environmental protection every year. The 2005 investment of around CHF 38 million fell just short of the previous year's level. The main reason was the completion of certain major projects. Moreover, Clariant now builds environmental protection into the product development stage and the roll-out of new processes and products.

Improvements to existing plant always try to get at the root of the problem and not merely to combat symptoms. As a result, the improvements take many different forms.

Resende, Brazil. When effluent from the production of textile dyes is cleaned, standard processes are not always enough to remove from the water all traces of the compounds that create intensive colors. Even tiny quantities of dyes discolor the water emerging from the treatment process even though the water is chemically and biologically pure.

Clariant focuses on environmental and safety factors along the entire value chain.

In the quest for a pragmatic and efficient solution to this problem, the Resende works in Brazil – with a team of international experts – may have achieved a decisive advance. In a pilot plant the effluent was subjected to an additional cleansing stage in an oxygen-free atmosphere, reducing the coloration by 70%. If it proves possible to refine this process, Clariant will apply it worldwide.

Muttenz, Switzerland. At the beginning of 2006 emergency management, which was previously divided between two sites, was brought together at Clariant's head office in Muttenz. Sulzbach in Germany used to have a team for production and transport emergencies, while Muttenz had another for emergencies in the field of finance, IT security and product liability. As all group-level management functions were transferred to Muttenz in 2005, these two teams were amalgamated to form a single new emergency organization. A new emergency control center was created, with all the requisite technical equipment.

Lamotte, France. The production process for glyoxal and glyoxalic acid at the Lamotte facility is based on the oxidation of nitric acid. The acid is converted into dinitrogen monoxide, N_2O, better known as nitrous oxide or laughing gas, and nitrogen monoxide, NO. Most of the nitrogen monoxide NO is then converted back to nitric acid and recycled.

  

Increased output – reduced emissions

Optimizing products and processes, using energy and resources efficiently, minimizing waste and disposing of it safely – Clariant strives constantly to improve all aspects of ESH management.
The Gendorf plant in Germany, for example, implemented systematic measures that resulted in significant improvements in its environmental performance. At the end of 2005, Gendorf announced the successful completion of a project aimed at substantially reducing organic emissions into the atmosphere. The project included closing down cooling towers and replacing them with a secondary cooling system. Although the new process results in bigger quantities of slightly contaminated wastewater, this is easily treated at the Gendorf purification plant.
The Gendorf site had a very successful year in 2005, boosting production by 8%. Even though output rose, CO_2 emissions fell by 2%. There are two reasons for this. On the one hand, a plant that manufactures technical auxiliaries is now able to utilize an important raw material in a purer form, which markedly improves energy usage during the process concerned.
Secondly, a new burner has been installed at another production facility. This uses a new kind of heat carrier, is easier to regulate and results in a striking reduction in nitrous oxide. At the same time, significantly lower steam consumption also cuts the factory's energy requirement by a considerable amount.

A low percentage of N_2O used to escape into the atmosphere. N_2O is a highly active greenhouse gas, and since the mid-1990s Clariant has been working hard on a process to minimize its emission. In 2002 a new exhaust air scrubber was commissioned: it uses a catalyst to convert 90% of the N_2O contained in the exhaust air to oxygen and nitrogen, which are the two main components of the atmosphere.

With significant investments in safety, health and the environment, Clariant is making an important contribution to sustainable development.

One problem remained. Since the cleansing process takes place at high temperatures, the nitrogen monoxide present in the exhaust air in trace amounts is converted into brown nitrogen dioxide gas, NO_2. The gas – visible in the exhaust air from the chimney – is partly responsible for acid rain. In October 2005 Clariant accordingly put a second exhaust air scrubber into operation: using a different catalyst, this drastically reduces the quantity of NO_2 in the exhaust air.

Clariant has invested a total of more than EUR 4 million in exhaust-air cleansing in Lamotte, thus making an important contribution to the improvement of environmental conditions.

Employees

Due to the new group structure, 350 managers were relocated and brought together at the head office in Muttenz. The year under review also saw the introduction of various programs for senior technical and managerial staff training.

Number of staff


thousands
2005
2004
2003
0
10
20
30
40

Breakdown by regions


thousands
1
2
3
0
5
10
15
20
1 = Europe, 2 = America, 3 = Asia, Africa, Australia
2003
2004
2005

Staff costs


CHF mn
2005
2004
2003
0
1 500
2 000
2 500
3 000

New group structure

On January 1, 2005, the new group structure came into effect. Prior to its introduction, Clariant needed to fill a number of newly created and adapted management positions. In the same context, it also relocated 350 managers from various countries, bringing them together at the head office in Switzerland and thus restructuring the Corporate Center in the second half of the year.

Socially responsible layoff schemes

In the year under review, the group's number of staff fell by 1 386, from 24 769 on December 31, 2004 to 23 383 at the end of 2005. The sale of the acetyl building blocks business (CABB), natural attrition, and extensive measures aimed at realigning the company and improving its efficiency all contributed to this fall.

Clariant supports the fundamental principles of the International Labor Organization.

In connection with the unavoidable layoffs linked to the restructuring, Clariant established socially responsible plans in all countries affected with the aim of creating suitable conditions for the layoffs in a local context.

The cost reduction program will lead to a further drop in headcount in 2006.

Focus on employee development

The individual development of senior technical and managerial staff plays an important role at Clariant. Through a broad range of training programs, it equips employees with state-of-the-art expertise and builds basic managerial skills.

In the year under review, the Regional Management Program, RMP, developed in cooperation with the University of Sankt Gallen, Switzerland, and the Ross School of Business at the University of Michigan in the United States was extended to Europe. The program closes the gap between the training programs available to those just starting a career and the programs for senior management. At the same time, it reflects the cultural and business aspects peculiar to each of the countries in question.

In 2005, Clariant also developed a new Executive Development Program for senior management together with the University of Sankt Gallen. This familiarizes Clariant's top managers with new and effective management tools. Unlike conventional management programs, however, it does not focus on theoretical models and abstract situations. Instead, participants analyze and solve complex problems affecting all divisions within their own company. Termed "action learning," this not only leads to new management know-how, but also delivers up-to-date results that can be immediately applied in tackling real challenges.

Results-driven remuneration

The new Clariant Executive Bonus Plan came into effect in early 2005 after the former plans providing the performance-related component of certain managers' remuneration were suspended in 2003 and 2004 due to the company's financial situation. These plans were replaced with a retroactive payout fixed at 50% of the target value.

"Action learning" delivers effective management tools and supplies practical results.

The new Bonus Plan takes account of the company's new management structures and is able to respond quickly to its current situation, as the total amount paid out is geared to the financial results achieved by the group as a whole. The performance of the separate divisions and functions determines the distribution of the overall bonus payment. For details please refer to note 29 of the financial statements.

Fundamental principles at work

In 2005, Clariant's Board of Directors formally approved the four fundamental principles of the International Labor Organization, ILO, Practices that have been implemented for years across all business processes are therefore being set down in writing in the company's Code of Conduct.

The four fundamental principles are set down in the Declaration on Fundamental Principles and Rights at Work. They have determined the ILO's self-image and actions since it was founded.

- Freedom of association and the effective recognition of the right to collective bargaining
- The elimination of all forms of forced or compulsory labor
- The effective abolition of child labor
- The elimination of discrimination in respect of employment and occupation

Compliance with these principles will be checked regularly in the course of internal audits. Any violation of the principles will have major consequences for those responsible.

Group Sourcing, the Clariant unit responsible for procurement, has draw up measures to ensure that suppliers also respect the ILO's principles.

Skills management anywhere in the world

Hans Gruler knows how crucial it is to have the right skills in the right place at the right time. In 2005, the foreman of the Griesheim factory brought a new plant in Roha, India, into commission on behalf of Clariant. In order to contend with price pressure from Asia and high production costs in Germany, an intermediate for crop protection agents is now being manufactured there for the agrochemical and pharmaceutical sectors. The former plant in Griesheim, Germany, is being converted for the manufacture of higher-margin products.

Gruler supported his Indian colleagues during the building of the multifunctional plant in Roha, and brought it into commission on schedule following thorough testing. "The plant is producing top quality goods," says Gruler proudly. Not without reason, since the Indian planning engineer and his plant manager were trained at Clariant in Germany before the plant was built. What about the staff in Griesheim? Their wide range of skills means that the German employees are flexible and can readily be deployed on other tasks – the best foundation for their new role.



Skills and knowledge are decisive factors for success. Clariant is able to respond flexibly to market requirements thanks to outstandingly well trained and motivated staff.





Risk management

As a global specialty chemicals company, Clariant is exposed to various general and sector-specific risks. It is absolutely essential, therefore, to thoroughly analyze possible risks and assess their manageability before any important company decisions are made.

Management systems

At Clariant, risk management is based on a central risk management system that distinguishes between strategic and operational risks. Strategic risks affect the success of the company's strategy and are usually very complex and difficult to quantify. Their evaluation is the responsibility of the Board of Management.

Operational risks, on the other hand, can be clearly assigned to an operating unit. In the period under review, Clariant introduced a formal procedure that allocates material operational risks to what is termed a risk owner. This risk owner is supported by a risk sponsor from the Board of Management. The risk owners report on a quarterly basis to the Risk Management Steering Committee, which consists of the Chief Financial Officer, the Head of Corporate Development, and the Head of Legal.

Relevant risks are allocated to "risk owners", who in turn are supported by a "risk sponsor".

The central risk management system therefore supplements the specific risk evaluations carried out by functions such as audit, Treasury, ESH, legal, and insurance management. In the course of internal and external audits, all elements of risk management are checked on an ongoing basis and optimized as and when necessary.

Furthermore, monthly internal reports on the company's financial situation make it possible to promptly identify risks arising from current business activities and introduce appropriate countermeasures. Accounting and Controlling therefore adapt their reporting systems to changing conditions on a regular basis.

Product and environmental risks

To protect it against risks arising from product liability, the company makes reserves or concludes insurance policies. Additional security comes from credit lines from banks and liquidity reserves. Potential inherited liabilities arising from acquisitions or spin-offs are limited through contractual agreements whenever possible.

In order to minimize possible risks for the environment, safety, and health, the relevant parameters from all the company's sites are analyzed centrally. You can find further information on this subject on page 26.

Financial risks

Based on the directives issued by the Board of Directors and the Board of Management, the Treasury department records, monitors, and manages financial risks by means of a comprehensive analysis and evaluation system. The financial instruments used are simple and can be evaluated at any time.

International exchange rate fluctuations impact on the company's assets and earnings, which are reported in Swiss francs. Transaction risks arise from imbalances in the payment streams between the various currencies. Clariant partly hedges these risks by means of options, spot transactions, or forward transactions.

In contrast, Clariant addresses translation risks by adopting a business behavior geared to defensible exchange rates. The aim is "natural" hedging.

Clariant manages the risks associated with changes in interest rates primarily by maintaining the right balance between fixed and variable interest rates and their maturities. The exchange rates of liabilities are carefully managed.

The company invests on the international financial markets in order to manage its liquid assets. Cash reserves are invested with first-class banks.

Current and future cash flows are carefully monitored. Imbalances can be offset at any time through cash reserves, realizable securities, and credit lines from the company's banks.

Litigation

The outcome of litigation in matters of tax law, patent law, product liability, competition and cartel law, or environmental protection cannot always be predicted and therefore poses a risk. In this context, too, insurance policies, liquidity reserves, and credit lines limit the risk for the company.

IT risks

Business-critical software is operated in a central computer center with two physically separated server parks. The company's global network is managed centrally, and its architecture is parallel to deal with failures or breakdowns. Reliable and permanently updated tools guard against virus attacks. Emergency procedures are practiced on a regular basis.





Financial review



Meeting needs

Focused on its customers.
Anticipating their needs.
Developing innovative services and solutions.
Lending end products value-enhancing properties.
And playing a key role in their manufacture too.
Simply satisfying its customers in every way.
And growing as a result.
That is Clariant – committed to the customer.

Regional development

The global economy continued to grow across all main regions albeit at a slower pace than in 2004. Europe's economic development continued at a moderate rate. US growth slowed towards the end of 2005, due in a large part to the effects of severe hurricanes. China's economic growth remained strong throughout the year.

Sales by region
Total 2005: CHF 8 181 mn



22% Asia/Africa/Australia
CHF 1 801 mn
50% Europe
CHF 4 111 mn
28% Americas
CHF 2 269 mn

Economic environment
Global geopolitical and political risks remained prevalent amid a dynamic environment, putting pressure on commodity prices. Therefore raw material and energy prices were higher in 2005 compared with the last quarter and with the full-year 2004. Oil and gas prices rose to an all-time peak in the third quarter of 2005.

Currency trends
Major currencies such as the euro and US dollar remained stable compared to the average exchange rates for the twelve months of 2004. However, the pound sterling and the Japanese yen depreciated against the Swiss franc. Exchange rate fluctuations were most pronounced in the fourth quarter: Compared to the average exchange rates of the fourth quarter 2004 nearly all currencies (with the exception of the Japanese yen), including the euro, the pound and the US dollar, appreciated against the Swiss franc.

Compared to 2004 major currencies such as the euro and US dollar remained stable.

Sales by region
Europe. European sales accounted for 50% of total group revenues for the full-year 2005. Sales decreased in local currency and in Swiss franc terms by 1%. The picture was mixed on a country basis. Within Europe, sales in Italy and in Eastern Europe increased in local currency terms and in Swiss franc terms in the full-year 2005, while sales in Germany in the fourth quarter were 3% lower both in local currency terms and in Swiss franc terms, influenced by the divestment of CABB. For the full-year 2005, sales in the UK and Spain were also lower than in the previous year both in local currency terms and in Swiss franc terms.

Americas. Group companies' sales in the Americas contributed 28% of group revenue for the full-year 2005. Sales fell by 2% in local currency terms and increased by 4% in Swiss franc terms. In the United States, sales increased strongly in the fourth quarter of 2005 by 6% in local currency terms and by 15% in Swiss franc terms. The full-year sales decrease of 3% in local currency terms and of 2% in Swiss franc terms was due mainly to adverse trends in the pharmaceutical and textile dyes sectors, while the hurricane impact was well managed, showing positive results in the fourth quarter in the United States. Within Latin America, sales in Argentina and Mexico increased strongly in the twelve months of 2005 both in local currency and in Swiss franc terms, whereas Brazil showed a negative sales development in local currency terms mainly due to the stronger Brazilian real.

In the United States, sales increased strongly in the fourth quarter of 2005 by 6% in local currency and by 15% in Swiss franc terms.

Asia, Africa, Australia. In the full-year 2005 group companies' sales in Asia, Australia and Africa accounted for 22% of group sales. Sales for the 12 months of 2005 remained flat both in local currency and in Swiss franc terms. While sales in Japan decreased, a positive sales trend for the full-year 2005 was noticeable particularly in China, India, Pakistan and Indonesia.

Business trend

Clariant posted modest growth on a like-for-like basis for the full-year 2005, with sales totaling CHF 8 181 million. Gross profit declined to CHF 2 416 million, mainly due to the high costs of raw materials, energy and logistics.

Overview

Clariant posted modest growth on a like-for-like basis for the full-year 2005, with sales totaling CHF 8 181 million, up 1% in local currency terms and 3% higher in Swiss franc terms. Selling prices were increased on average by 1%.

On a like-for-like basis gross profit declined by 4.9% to CHF 2 416 million, mainly due to the high costs of raw materials, energy and logistics. Operating income was 28% lower, at CHF 368 million, because of higher transformation program costs than in the same period a year earlier; this included an impairment charge in the Pharmaceutical Business. The operating margin before exceptional items and amortization of goodwill declined to 6.3% from 7.6% a year earlier. Net income rose by 29% to CHF 192 million, driven by currency gains and lower taxes.

The Clariant transformation program and the associated series of performance improvements are fully on track. Clariant reduced its cost base for the year to around CHF 300 million. As a part of the program, the company took an impairment charge in the fourth quarter of CHF 55 million in its Pharmaceutical Business, as part of the transformation program costs. Raw material prices and energy costs, however, rose on average by 8% during the period.

As announced in December, the company paid back its syndicated term loans in advance. This move simplified the company's debt liabilities, increased its issuing flexibility and significantly reduced the number of its bank lenders. Retiring this debt early incurred total one-time costs of CHF 30 million.

All divisions and most business lines pushed through price increases. The Pigments & Additives and Functional Chemicals Divisions posted good growth, while the Textiles, Leather & Paper Division was flat. Life Science Chemicals continued to face difficult market conditions.

The year was highlighted by significant developments in Clariant's focus on businesses where service and innovation are key differentiators in the market and where the most value can be derived.

The company demonstrated its ability to use expertise in coloring and coating effects to gain market-leading positions in several key growth areas. Examples include the successful market launches of halogen-free and environmentally-friendly Exolit® flame retardants, Licocene® waxes used in many tailor-made applications, liquid Texcare® detergents, and the latest Masterbatches additives in the Cesa® range, which add high-performance properties.

The Clariant transformation program and the associated series of performance improvements are fully on track.

Investments were made in the area of coatings and new materials using nanotechnology. In the third quarter, the company signed a strategic cooperation agreement with the US group Starfire Systems Inc. to produce nano-structured ceramics for the automotive, aviation and electronics industries. Clariant also purchased KiON Corporation, also of the United States, which is the only company worldwide so far that has commercialized the use of polysilazane as a precursor to ceramic composite materials.

As announced in November, the Board of Directors made three key leadership appointments, including designating Roland Lösser as the new chairman and Jan Secher as the new chief executive. Mr. Lösser will assume his new role following the Annual General Meeting (AGM) on April 7, taking over from the current chairman, Robert Raeber. Mr. Secher has been a member of Clariant's Management Board since January 1 and will become chief executive after the AGM.

Clariant's Board of Directors will propose to the Annual General Meeting on April 7 a payout of CHF 0.25 per share through a reduction of the par value of the shares from CHF 4.75 to CHF 4.50.

Sales and operating result

Group sales from continuing operations for the full-year 2005 were on last year's level in Swiss francs and 1% lower in local currency terms. In 2004, the businesses of Lancaster Synthesis, part of the Life Science Chemicals Division as well as Clariant Polymers K.K., part of the Textile, Leather & Paper Division, were sold. In 2005, Clariant Acetyl Building Blocks (CABB), part of the Life Science Chemicals Division, was sold. Under IFRS, the aforementioned businesses did not qualify for reporting as discontinued operations, but are summing up to a net effect of 2% for the year.


2005
2004
2003
0
1 000
2000
3000
4000

Consolidated sales

Total 2005: 8 181 CHF mn


CHF mn
2005
2004
2003
0
2 500
5 000
7 500
10 000

Sales by division

Total 2005: CHF 8 181 mn


11% LSC5
CHF 883 mn
27% TLP1
CHF 2 192 mn
14% MB4
CHF 1 144 mn
25% FUN2
CHF 2 083 mn
23% PA3 CHF 1 879 mn

1 Textile, Leather & Paper Chemicals
2 Functional Chemicals
3 Pigments & Additives
4 Masterbatches
5 Life Science Chemicals

Exchange rate shifts of major currencies against the Swiss franc positively impacted group sales for continuing operations year-on-year. In 2005 the pricing climate continued to improve, and almost all businesses achieved price increases.

Gross margins fell in 2005 compared to 2004. Higher sales prices and benefits of the Performance Improvement Program (CPIP) were not enough to offset the increase of approximately 8% in raw material costs. Although pressure on raw material prices eased during the last months of the year, it was enough to have a significant impact on gross margins in the final quarter. Raw material costs rose by a further 6% in the last quarter. Moreover, Clariant faced

Clariant reduced its cost base for the year to around CHF 300 million.

additional maintenance and production costs in December as the company implemented a new supply chain management system, resulting in temporary higher idle facility costs and other one-time costs than in the same period in 2004.

Selling, general and administrative costs on a continuing basis were reduced by CHF 118 million in absolute terms and as a percentage of sales from 21.4% to 20.8% in 2005. This improvement was mainly due to the CPIP.

Research and development was streamlined, leading to a cost saving of CHF 56 million compared with 2004. This is mainly due to synergies resulting from the merging of the Textile Dyes and Textile Chemical operations.

Restructuring expenses and impairments amounted to CHF 186 million. In addition to restructuring activities carried out in France, Germany, the United Kingdom and the United States, an assets impairment charge of CHF 55 million affected the Life Science Chemicals Division in December.

The book gain on disposals for full-year 2005 amounted to CHF 40 million. It refers mainly to a gain of CHF 28 million related to the sale of the Clariant Acetyl Building Blocks (CABB) Business, which had been part of the Life Science Chemicals Division. In addition Clariant sold its stake in the company "Fuchs do Brasil" resulting in a gain of approximately CHF 10 million.

The financial result in 2005 came to CHF 98 million, which was CHF 135 million lower than the figure for the same period in the previous year, a significant decline. **Interest expenses** declined from CHF 154 million to CHF 132 million for the full year. Financial debt was further reduced from CHF 2.9 billion in 2004 to CHF 1.7 billion in 2005, which had a positive effect on the expenses.

Other financial income and expenses were impacted by several positive effects. The main drivers were the foreign exchange rate gains owing to the general appreciation of foreign currencies against the Swiss franc and particularly by the strengthening of US dollar versus the Swiss franc (16% appreciation on a year-on-year basis) and the euro. On the other hand, financial expenses were impacted by exceptional costs of CHF 43 million in connection with the early repayment of a total of CHF 964 million of syndicated term debt in December, which would ordinarily have matured between 2006 and 2009. Also in connection with the early repayment of syndicated term debt in December a realized fair value gain of CHF 13 million

All divisions and most business lines pushed through price increases.

was notified. However, as an investment grade borrower, this cost will swiftly be recouped by the lower interest rates that Clariant can now command. As a result, the net costs for the whole early repayment of syndicated term debt amounted to CHF 30 million.

Tax expenses in 2005 benefited from the high proportion of profits that Clariant generated in low-taxed jurisdictions. Furthermore, substantial foreign currency gains in low-taxed countries contributed to a reduction of the tax rate. The operating performance combined with a reduction in unutilized losses helped to lower tax expenses in 2005 by 45% compared to the prior year.

Net income attributable to equity holders rose by 21% to CHF 184 million.

Balance sheet key figures

The 2004 balance sheet was restated to reflect the changes from IFRS, which took effect January 1, 2005. All developments commented hereafter refer to the restated balance sheet.

Total assets fell from CHF 8 100 million in 2004 to CHF 7 324 million in 2005. This is mainly due to repayment of financial debts. Net working capital increased moderately, influenced by seasonal effects, higher raw material prices and the weakening of the Swiss franc against most currencies in the reporting period. These effects were offset by the payback of financial debt.

Cash, cash equivalents and financial liabilities decreased as a result of the repayment of a bond in the amount of CHF 201 million in March, a loan denominated in Japanese yen in the amount of CHF 78 million in June, another loan denominated in US dollars in the amount of CHF 286 million in July and a total of CHF 964 million syndicated term loans in December.

Equity was affected positively by currency trends during the reporting period, as the exchange rate differences recognized in equity amounted to CHF 129 million. This was the result of the Swiss franc weakening against most currencies in 2005. The increase in equity was offset in part by the repayment of the par value of share capital in the amount of CHF 58 million in June. As approved at the Annual General Meeting, instead of the payment of a cash dividend, a repayment of the par value of CHF 0.25 of each registered share by a par value reduction from CHF 5.00 to CHF 4.75 was made. Equity rose from CHF 2 314 million at the end of 2004 to CHF 2 591 million at the end of 2005.

Net debt as of December 31, 2005 stood at CHF 1 508 million, up from CHF 1 331 million on December 31, 2004, partly as a result of currency fluctuations. Financial debt denominated in US dollars, euros and Japanese yen has increased as a result of the strengthening of these currencies. On September 30, 2005, net debt stood at CHF 1 432 million.

Gearing – net financial debt as a ratio of equity capital including minorities – was 58% at the end of 2005, unchanged from 2004. The calculation of gearing includes financial debts, cash and cash equivalents as well as short-term financial deposits with a maturity of more than 90 days. These are reported under "Other current assets" and amounted to CHF 5 million at the end of 2005, compared to CHF 87 million at the end of 2004.

Cash Flow

The operating cash flow statement for the reporting period is marked by a slight growth in working capital. Inventories and trade receivables increased by CHF 137 million and CHF 6 million respectively in 2005.

Disposals consisting mainly of the sale of subsidiaries and associates helped cash flow from investing activities with proceeds in the amount of CHF 71 million.

In financing activities CHF 1 772 million was used for the repayment of current and noncurrent financial debts. The bulk of this was the early repayment of bank loans in the amount of CHF 964 million. This repayment was financed in part by increased borrowings of around CHF 600 million and in part by the reduction of cash and cash equivalents in the amount of about CHF 1 200 million.

The Board of Directors proposes a reduction in the par value of the shares by the amount of CHF 0.25 per registered share.

During 2005, CHF 0.25 for each registered share, or a total of CHF 58 million, was paid out as a share capital reduction.

Bringing all effects together, during 2005 cash generated from operating activities amounted to CHF 209 million (2004: CHF 819 million); the cash outflow due to the investing activities was CHF 250 million (2004: cash inflow of CHF 128 million); and the cash outflow due to the financing activities was CHF 1 229 million (2004: CHF 386 million).

Earnings per share

The total number of shares was 230 160 000 at the end of 2005. Of the total number of shares, 226 292 707 were circulating at year-end and the remaining 3 867 293 were treasury stock.

The average number of outstanding shares used to calculate earnings per share was thus 226 431 732, compared to 210 586 810 for the prior year.

Earnings per share amounted to CHF 0.81 compared to CHF 0.72 for 2004.

Reduction in par value

The Board of Directors proposes a reduction in the par value of the shares by the amount of CHF 0.25 per registered share. The total sum earmarked for capital reduction thus comes to CHF 57.5 million or 30.0% of the net income of the Group.

Sale of subsidiaries and associates

In July 2005 Clariant sold its subsidiary Clariant (Acetyl Building Blocks) GmbH & Co. KG to the Gilde buy-out fund. In December 2005 the Group also sold its 39% stake in the associate Fuchs do Brasil to Fuchs Petrolub AG.

Sales of the Textile, Leather & Paper Chemicals Division dropped in local currencies by 2% year on year. This translates into unchanged sales in Swiss franc terms. EBITDA[1] came to CHF 244 million, equating to a margin of 11.1%.

Sales
CHF mn



2005
2004
2003
0
500
1 000
1 500
2 000

EBITDA[1]
CHF mn



2005[1]
2004
2003
0
100
200
300
400

EBITDA[1] margin
%



2005[1]
2004
2003
0
4
8
12
16

[1] Before restructuring and disposals

Business performance

Sales in Paper increased in local currency terms, while Textile and Leather posted negative growth. Price increases were achieved in most markets, compensating in part for the negative volume impact occurring mainly in the leather business. The main reason for the lower margins compared to a year earlier was the significant increase in raw material prices, only part of which was passed on to customers. The EBITDA margin before exceptionals improved significantly in the fourth quarter, driven by the continued implementation of restructuring measures.

Active replacement of commodity business by functional textiles supported the new strategic direction in the **Textile Business.** New products in the area of dyeing auxiliaries, specialty dyes and finishing were launched successfully. For the whole industry, the increased importance of retailers and prominent brand owners was notable. Clariant successfully forged closer links with retailers, offering total solution packages and application know-how in high-end segments. The positive development in the finishing products businesses continued. The strongest growth was achieved with polymer dispersions because higher raw material prices were passed on to customers. Textile dyes was able to cushion the negative trend in the past by focusing on a range with specialties. From a regional perspective, special markets experienced double-digit growth in local currencies, followed by Latin America and Asia. In contrast, Europe and NAFTA were faced with declining demand.

The EBITDA margin before exceptionals improved significantly in the fourth quarter.

The overall global market for the **Leather Business** was weaker compared to a strong 2004 but showed signs of a recovery in the fourth quarter. China in particular saw a decline in activity after several years of strong growth. The furniture upholstery market was flat due to saturation. However, a positive trend was seen in the automotive sector and shoe-uppers. Compared to the same period last year, volumes dropped, whereas prices were increased. Several chemicals used to upgrade lower-quality leather were successfully launched on the market.

The **Paper Business** was able to further strengthen its leading position in optical brighteners. Strong volume growth was driven by the increased brightness standards for paper in the United States and by several new product launches in Asia. However, margins were under pressure due to significant increases in raw material prices. Surface and coating chemicals experienced strong growth supported by new coating projects. Dyes in general declined, but the demand in the packaging segment increased. Double-digit growth in the United States, Asia and special markets more than offset stagnating demand in Europe.



A vision in leather

As one of the leading suppliers of chemicals for the leather industry, Clariant is very familiar with the ever more sophisticated requirements of customers in the clothing, furniture and automotive sectors. Where leather is concerned, the main quality factors are color, appearance, natural feel, functionality and resilience. At the same time, product life cycles are becoming ever shorter and price pressure ever greater. In order to fulfil the growing needs of the market, Clariant places great emphasis on high flexibility, constant process optimization and targeted innovation.

Significantly shorter product life cycles necessitate increasingly rapid innovation cycles in areas such as finishing. Meanwhile there is a clear trend towards high-tech and fashion leathers. With its new Melio® Coater Technology Clariant has succeeded in developing a solvent-free transfer coating technology for surface finishing.

Targeted process optimization in the dyestuffs range also resulted in cheaper alternatives. These alternatives have the potential to counteract the continuing strong price pressure.

These two examples illustrate how Clariant's leather specialists satisfy changing customer requirements by producing innovative products and processes in a purposeful, innovative and yet ecologically responsible manner.







Clariant's unique expertise results in the creation of top quality, premium leather goods of timeless beauty. Fashionable, luxurious or elegant – the requirements of the leather industry are as varied as those of the consumers themselves.

Clariant does more than just react to current market demands. The company is increasingly working to create new styles itself, and to influence market trends. It has therefore set up its own fashion team, composed of designers, trend researchers and leather technicians. This means that Clariant already knows what will be in demand tomorrow – a real competitive advantage, both for Clariant and for our customers in the leather processing industry.

The Pigments & Additives Division lifted its sales in local currencies by 2% year on year. This translates into a 3% sales increase in Swiss franc terms. EBITDA[1] came to CHF 245 million, equating to a margin of 13%.

Sales
CHF mn


2005
2004
2003
0
500
1 000
1 500
2 000

EBITDA[1]
CHF mn


2005
2004
2003
0
100
200
300
400

EBITDA[1] margin
%


2005
2004
2003
0
4
8
12
16

[1] Before restructuring and disposals

Business performance
In a stable but challenging pricing climate, volumes developed positively and the **Pigments & Additives Division** reported higher sales in local currency terms and in Swiss francs compared to a year earlier. This trend was driven mainly by robust demand in the plastics and specialty industries where the demand for colorants slowed down, while the demand for additives and intermediates remained strong. Higher raw material prices were the main reason for the lower margins, and the price rises could not be offset by higher volumes. The EBITDA margin before exceptionals was also negatively impacted by lower capacity utilization in December. Additional costs, as the Division switched to new IT processes in Europe, were the main cause of this Division's lower-than-expected profitability.

The business environment for the **Coating Industry Business** remained difficult, resulting in weaker sales compared with the same period a year ago. In particular, demand for decorative coatings was hit by an early seasonal downturn towards the end of 2005, and the automotive industry failed to show any significant signs of improvement either. As business with several key accounts picked up, however, Clariant strengthened its position in key markets. Higher raw material costs led to modest price increases in the paint industry.

Sales in the **Printing Industry Business** declined mainly through a decline in volumes compared to the previous year. Price pressure from competitors especially in packaging and special inks continued. Owing to proactive key account management and the global availability of Clariant's pigments, we retained our position as key supplier. Markets for non-impact printing were stable and developed as planned.

The positive trend was driven mainly by robust demand in the plastics and specialty industries.

Products for the **Plastics Industry Business** saw more buoyant demand, driven mainly by additives. Price pressure on pigments from Chinese sources continued in most of the business, while commodity prices were still high. Expansion into new regions began with the successful pigment formulation of the DrizPearls® range and new products such as Licocene® and Hostanox® types. Initial market success was reported with the recently launched DPP red pigment.

The **Specialties Business** performed well across the whole segment, with firm growth in road construction and intermediates, particularly of products for formulators and for the processing industries. Strong demand for intermediates continued. Demand for the new non-halogenated flame-retardant range Exolit® and for the new range of Licocene® waxes grew appropriately. Revenue from new service concepts and products for optical media applications grew significantly.

Strong presence at the European Coatings Show

In 2005 Clariant was again present at the European Coatings Show, exhibiting its complete range of pigments, additives and functional chemicals for the coating industry. A number of innovations were unveiled for the first time under the slogan "Empower your coatings." The star of the show was Hostaperm® Red, a high-performance DPP-based red pigment that has opened up a whole new market for Clariant.

Visitors were impressed by Clariant's eye-catching stand, as well as the new solutions and products on display. At every trade fair, the whole look and feel of the company's presentation reflects the brand image, in line with a uniform concept adopted by all divisions throughout the world. The "Clariant House" invites visitors and customers to step into the world of Clariant. This allows Clariant to manage its brand cost-effectively while setting itself clearly apart from the competition. Communicating its brand values convincingly, nurturing relationships with its present customers and attracting new clients – Clariant once again succeeded in all these objectives at the European Coatings Show 2005.


Empower
Empower your coatings


Clariant
DPP Pigments


Clariant
Empower
your coatings

Clariant builds up its markets in a systematic fashion. Its brand presence at trade fairs is not just an exercise in sales and marketing, but also helps the company cultivate its image and business relationships.

The Functional Chemicals Division increased its sales in local currencies by 4% year on year, which translates into a 5% growth rate in Swiss franc terms. EBITDA[1] came to CHF 259 million, equating to a margin of 12.4%.


Sales
CHF mn
2005
2004
2003
0
500
1 000
1 500
2 000


EBITDA¹
CHF mn
2005
2004
2003
0
100
200
300
400


EBITDA¹ margin
%
2005
2004
2003
0
4
8
12
16

[1] Before restructuring and disposals

Business performance

Price increases and higher volumes for the **Functional Chemicals Division** resulted in solid growth in local currency terms. This positive development was in evidence throughout all regions and businesses. The higher sales prices failed to offset the negative impact from substantially higher raw material and energy costs, leading to a lower margin compared to a year ago. Responding to high oil prices, all crude-oil-based raw material prices rose substantially.

Raw material prices peaked at an all-time high in the last quarter of 2005 for the **Detergents Business** and were only partially passed on to the customer. Firm demand and higher price levels on the global market resulted in robust growth. Further progress with major key accounts to develop color care additives Texcare® and other laundry additives was achieved.

A better pricing environment and growing volumes led to an improved climate for the **Performance Chemicals Business** compared with the same period a year ago. The strongest business growth was in evidence in Latin America, Europe and Asia due to increasing demand for personal care raw materials and construction chemicals. Formulation solutions for crop protection performed well – as was the case last year – because of continuing demand, especially in the first half, for products to combat Asian rust in the Americas. In this area, a new range of next-generation environmentally friendly additives based on renewable raw materials was launched. Higher sales prices did not fully offset the higher raw material costs.

Products for the **Process Chemicals Business** saw the strongest growth in the Division. One of the main drivers was a strong demand in oil field chemicals in all segments of the oil business such as exploration, production and refining. The metalworking and the mining chemicals areas developed well. With a good deicing season, the functional fluids business performed well. Sales of ethylene glycol were not as strong as in 2004, due to temporary raw material restrictions. A minor negative impact from the hurricanes in the United States was felt in the fourth quarter. The Division did not pass on higher raw material prices in full to the customer despite sales price increases.

At home in the oil business



The Functional Chemicals Division knows all there is to know about oil. As early in the life of a well as the drilling stage, exploration chemicals from Clariant enable the high-tech fluid called drilling mud to cool the drilling bit, lubricate the drill pipe and seal the walls of the borehole so that no fluid can disappear into the reservoir.

In the borehole, the bit meets a viscous oil-water-gas mixture from which the crude oil has to be extracted. Since crude oils differ according to where they are found, each oil requires its own specific treatment. That's why specialists from Functional Chemicals travel with their suitcase-sized test laboratories around the world and determine, on site at the wellhead, which combination of products is needed – made by Clariant, of course.

And Clariant is also at home in the world's oil refineries. Heating oil, after all, is not the same as gasoline or diesel. Additives from Clariant ensure that these fuels meet exactly the defined conditions for their use as finished products. Experts from Functional Chemicals visit the refineries and recommend the right dosage and use, in order to improve flow or lubrication properties. Only then does the oil, enhanced by Clariant, go to the end user.



The Life Science Chemicals Division's sales declined in local currencies by 15% year on year and 14% in Swiss franc terms. EBITDA[1] came to CHF 53 million, equating to a margin of 6.0%.


Sales
CHF mn
2005
2004
2003
0
500
1 000
1 500
2 000


EBITDA¹
CHF mn
2005
2004
2003
0
50
100
150
200


EBITDA¹ margin
%
2005
2004
2003
0
4
8
12
16

[1] Before restructuring and disposals

Business performance

The **Life Science Chemicals Division** posted mixed results across its two businesses. Divestiture of the CABB business on July 31 – which does not qualify as a "discontinued operation" under IFRS – negatively impacted the divisional result by about CHF 30 million. Higher prices failed to offset volume decreases, resulting in lower sales in local currency terms. The Division was not able to pass on all the higher raw material and energy prices to its customers. Lower divisional sales were due to the weak performance in the pharmaceutical business.

Delays in customer projects and the anticipated loss of a sales contract amid prevailing tough market conditions in the **Pharmaceutical Fine Chemicals** segment resulted in a weaker performance compared to 2004. The main reason was the decline in volume. Positive developments in the generics area could not mitigate negative trends from innovators. More recently, the business has been witnessing a growing interest on the part of customers in outsourcing their active pharmaceutical ingredients and teaming up with Clariant as their partner, and this is already generating new business.

Higher prices failed to offset volume decreases, resulting in lower sales in local currency terms.

In contrast, firm growth driven by a robust demand and higher prices for products was achieved in **Life Science Fine Chemicals Businesses.** Key products such as glyoxal, glyoxylic acid and side-chain chlorinated aromatics as precursors for crop protection agents performed very well. Raw material prices were mixed, with several key compounds softening, while others were still in short supply at high cost. The agrochemicals market remained strong throughout the year.



Clariant has many years of experience in conducting research into active substances, as well as in developing safer and more efficient manufacturing processes. This makes Clariant the partner of choice for the pharmaceutical industry.







Unique expertise serving the pharmaceutical industry

In recent years there has been a rapid increase in the levels of quality, efficiency and cost-effectiveness in health care and thus in pharmaceutical products too. Authorities such as the US Food and Drug Administration, FDA, are imposing ever more stringent requirements – not only with respect to manufacturing but also regarding the development process – before granting approval. Regulations on climate control, air purity as well as workers' safety target to ensure state-of-the-art working conditions as well as product quality. Even multinational pharmaceutical companies do not find these provisions easy to comply with, so they are glad to be able to call on Clariant's expert knowledge.

This type of expertise can be found at the Origgio plant in Italy, for instance, which specializes in the development of production methods for active pharmaceutical ingredients, APIs. The technical expertise deployed covers all types of pharmaceutical synthesis and a broad spectrum of high-tech chemical processes that are steadily being developed further.

Quality, flexibility and expert knowledge are the cornerstones of success in this business – in the experimental laboratory, when carrying out simulations in trial facilities and during the actual manufacturing process itself. In Origgio, research and development are therefore a multidisciplinary issue. Work is carried out in teams made up of experts with the widest possible industrial experience from a variety of backgrounds, such as pharmacology, medical science, chemistry and biotechnology.

Masterbatches

The Masterbatches Division lifted its sales in local currencies by 2% year on year. This translates into a 3% sales increase in Swiss franc terms. EBITDA[1] came to CHF 118 million, equating to a margin of 10.3%.



Sales
CHF mn
2005
2004
2003
0
500
1 000
1 500
2 000



EBITDA[1]
Mio. CHF
2005
2004
2003
0
100
200
300
400



EBITDA[1] margin
%
2005
2004
2003
0
4
8
12
16

[1] Before restructuring and disposals

Business performance

The **Masterbatches Division** posted sequential growth that was driven by improved demand for plastic products along with higher prices for finished goods. Overall, the division reported sales growth in local currencies even though the plastics market continued to be challenged by rising oil and polymer prices and market disruptions in the United States in the wake of the hurricanes. Growth rates improved sequentially in every quarter of the year. In the final quarter, expansion continued across all regions, with firm growth in United States and Europe and a particularly strong performance in the eastern part of the continent. Asia-Pacific showed mixed results as various countries struggled to adjust to changing growth and currency situations. Additionally, growth in Latin America resumed in the third quarter.

Raw material costs continued their upward trend, and rising feedstock costs translated into higher plastic resin costs for the Division and its customers. Pricing initiatives did not fully offset the higher prices for raw materials. The entire plastics industry value chain continues to be impacted by the volatility of petroleum-based raw materials. This eroded operating margins because cost-cutting measures and steps to boost productivity failed to offset the higher input costs.

Sales grew in the plastics market despite the challenge from rising oil and polymer prices and market disruptions.

The masterbatches market continues to grow because plastic consumption is still benefiting from the effects of substitution with other substrates such as wood, metal, glass. For a wide variety of applications and processes, plastic processors are increasingly giving preference to masterbatches over compounds. Clariant products allow plastic processors to achieve the color, special effects, and performance they need to give them a distinctive profile in their markets.



Innovative design for consumer goods

Every sector faces its own particular challenges when developing new products made of plastic, but the experts from Clariant Masterbatches can always be relied on to assist. These experts understand and comply with all sector-specific requirements – even the stringent safety and hygiene standards of the medical industry. They use their expertise to support customers all round the world, supplying customized color and additive concentrates as well as innovative processes.



One challenge is common to all sectors, whatever they may manufacture or design: From household articles and appliances to sports equipment or durable goods – the time factor is an increasingly significant feature of the development process.



ColorWorks™ supports design and marketing specialists in the development of innovative color and special effects for plastic products. Cutting-edge technology minimizes the time and outlay required to bring a product to market.





The aim is to avoid making expensive mistakes and to shorten the time it takes to bring new products to market. Designers and brand consultants must therefore be able to check all aspects of the product's visual appearance and finish at a very early stage of development. Clariant's seven ColorWorks™ Design & Technology Centers around the world also have a role to play. The centers offer customers professional expertise and support from the earliest stage of development right through to the start of production. The very latest technologies, such as the new Indigo System from ColorViz, are available. This system is revolutionizing computer imaging, as regards both quality and efficiency. Renderings that used to take hours can be produced by Indigo almost instantaneously.

The on-screen visualization is very true to life, whether the user wants to try out different colors, check surface textures and sheen, or analyze the impact of the new product in different environments. The customer can examine the future product from all angles, exactly as if it were real. When the desired result has been obtained, a formula generator calculates the exact chemical composition and the new product can be produced to absolutely identical specifications everywhere in the world. As a result, fewer prototypes are needed, and this significantly reduces the time and cost factors during product development.



After all, preparing prototypes is a costly and time-consuming exercise. At the Lahnstein factory in Germany, customers in the packaging industry now have the opportunity to produce accurate prototypes in only one or two days. Standard containers, which may be single or multi-layered, are extruded. The multi-layer process permits a large number of unique surface, color and sheen effects.

Packaging is an important business area for Clariant Masterbatches, as over 4 million metric tons of plastic is processed each year in Europe alone. Clariant's products and services offer unique competitive advantages to customers in the highly exacting cosmetics industry, where creative packaging design is crucial to success.

Outlook

Clariant's outlook is positive for 2006. The company expects higher sales in local currency terms and a further CHF 250 million in cost base reductions.

Positive outlook for 2006

"All signs point to a satisfactory year ahead, which we expect will be highlighted by strong results coming through from the performance improvements put in place in 2005", Messrs. Lösser and Secher said. "We do not anticipate any further substantial increases in raw material and energy prices but these cannot yet be completely ruled out", they said.

Clariant is committed to achieving better results and to creating a company that is built on continuous improvement.

"We are committed to driving better results through the successful implementation of the transformation program and beyond, taking out further costs and creating a company that is built on continuous improvement", Messrs. Lösser and Secher said. "A lot of hard work is still ahead of us and we are looking forward to the challenge".

Assuming a broadly stable macroeconomic environment, the company expects a good growth in local currency terms and a further CHF 250 million in cost base reductions and an improvement of at least CHF 120 million of operating income before exceptional items and excellent growth in net income for the full year 2006.

Corporate governance


60
50
40

Circumspect guidance

Restructuring with foresight. Centralizing group functions. Promoting focused interdivisional cooperation and know-how management. Boosting efficiency to cut costs. Ringing in a new epoch and passing on the baton.

On course for success. That is Clariant – with farsighted leadership.

Modern corporate governance at Clariant

Clariant's principles and regulations on corporate governance are set out in the Articles of Association of Clariant Ltd and in the organizational and Group regulations of the Clariant Group. The Board of Directors reviews these documents regularly and adapts them to new conditions if necessary. The Articles of Association of Clariant Ltd can be viewed on the Internet at www.governance.clariant.com. Corporate governance reporting is in compliance with the guidelines of SWX Swiss Exchange.

1. Group structure and shareholders

1.1 Group structure

The group consists of five divisions which, as the highest-level operating units, bear full responsibility for their business activities. The Divisions section in the Financial Review of this Annual Report describes the operations of the divisions and their results. Since 2005 the group functions Finance, Human Resources, Information Technology, ESHA, Legal, Communications, Supply Chain Management, Production Services and Sourcing have borne worldwide responsibility at every level (local, regional, and global). The group functions are part of the Corporate Center.

The company has been listed on the Swiss stock exchange, SWX Swiss Exchange, since 1995 (symbol: CLN, ISIN number: CH0012142631). As at December 30, 2005, the market capitalization stood at CHF 4.454 billion. The scope of consolidation of Clariant Ltd includes the listed companies Clariant (India) Ltd, Colour-Chem Ltd, and Clariant (Pakistan) Ltd.

Listed company	Registered office	Listing	Capitalization	Shareholdings %	ISIN no.
Clariant (India) Ltd[1]	Mumbai	The Stock Exchange, Mumbai (BSE), and National Stock Exchange of India, Mumbai (NSE)	3 988.32 INR mn	50.94	INE221A01014
Colour-Chem Ltd[1]	Mumbai	The Stock Exchange, Mumbai (BSE), and National Stock Exchange of India, Mumbai (NSE)	3 860.81 INR mn	70.10	INE492A01029
Clariant (Pakistan) Ltd	Karachi	The Karachi Stock Exchange (KSE)	2 955.58 PKR mn	75.00	PK0076701017

[1] Clariant has initiated the process of amalgamating its five companies operating in India. These are Clariant (India) Ltd, Colour-Chem Ltd, Vanavil Dyes and Chemicals Ltd, BTP India Private Ltd and Kundalika Investments Ltd. These companies' general meetings have given their consent, and the exchange relationships for their shares have been determined. The Indian authorities are expected to approve the amalgamation in spring 2006, which will enable the new company – Clariant Chemicals (India) Ltd – to start operations in April 2006.

Company	Registered office	Equity	Share-holdings
At 31 December 2005		CHF mn	%
Clariant GmbH	Frankfurt a.M., Germany	421	100.0
Clariant Corporation	Charlotte, N.C., United States	985	100.0
Clariant UK Ltd	Leeds, United Kingdom	97	100.0
Clariant (France)	Puteaux, France	129	100.0
Clariant S.A.	São Paulo, Brazil	134	100.0
Clariant Products (Switzerland) Ltd	Muttenz, Switzerland	150	100.0
Clariant (Italia) S.p.A.	Milan, Italy	74	100.0
Clariant Ibérica S.A.	Barcelona, Spain	109	100.0
Clariant (China) Ltd	Hong Kong, China	36	100.0

Other companies, see note 34

The major consolidated but unlisted companies include the Clariant companies in Germany, the United States, the United Kingdom, France, Brazil, Switzerland, Italy, Spain and China.

1.2 Significant shareholders

According to the available information, as at December 31, 2005, there was no shareholder holding over 5% of the share capital. In 2004 Artisan Partners Ltd Partnership, based in Milwaukee, Wc., USA, held 10.01% of the Clariant stock as at the reporting date.

1.3 Cross-shareholdings

There are no cross-shareholdings.

2. Capital structure

2.1 Capital

The ordinary and the conditional capital are described in note 4 and 5 of the notes to the financial statements of Clariant Ltd, Muttenz.

2.2 Conditional capital

The company's share capital shall be increased by a maximum of CHF 38 000 000 by issue of a corresponding maximum of 8 000 000 registered shares of CHF 4.75 par value each, to be paid up in cash, by the exercise of conversion or warrant rights that were granted to their holders in connection with bonds of the company or one of its subsidiaries. The details are set out in Art. 5b of the Articles of Association.

2.3 Changes in capital

A description of the changes in capital that took place in 2004 and 2005 can be found on page 63 of this Annual Report. The details for 2003 can be found on page 71 of the 2004 Annual Report.

2.4 Shares and participation certificates

As at December 31, 2005, 230 160 000 registered shares had been issued, each with a par value of CHF 4.75.

2.5 Bonus certificates

Clariant Ltd has not issued any non-voting equity security (Genussschein).

2.6 Limitations on transferability and nominee registrations

Transfer of registered shares shall require the approval of the Board of Directors, which may delegate this function. Approval is granted if the acquirer fulfils the formalities laid down in Article 5 of the Articles of Association. Special rules apply to nominees if they fail to disclose the identity of the persons they represent and their shareholding exceeds 2%.

2.7 Convertible bonds and options

There are no outstanding convertible bonds. As part of the employee participation scheme, options were issued on registered shares. Details of the option programs can be found in note 29 of the notes to the Consolidated Financial Statements.

3. Board of Directors

The Board of Directors of Clariant Ltd com prises at least six and no more than ten members. At the 10th Annual General Meeting, Robert Raeber was reelected as Chairman and Prof. Dieter Seebach as a member of the Board of Directors. Dr. Klaus Jenny from Glarus, Switzerland was elected as a new member of the Board of Directors for a four-year term of office.

3.1 Members of the Board of Directors

Peter R. Isler, 60, Swiss citizen

Peter Isler studied law at the University of Zurich and then moved to Harvard Law School after finishing his doctorate. He worked for various law firms from 1974 onwards and in 1981 became a partner at the Zurich law firm Niederer Kraft & Frey. He has been a lecturer in commercial law at the University of Zurich since 1978 and a member of the Canton of Zurich's Anwaltsprüfungskommission (lawyer's ex-amination commission) since 1984.

Klaus Jenny, 63, Swiss citizen

Klaus Jenny studied economics at the University of Sankt Gallen. After finishing his doctorate, he held various management positions at Schweizerische Kreditanstalt (now Credit Suisse) before his appointment to its Executive Board in 1987. In 1991 he took over as Head of Corporate Banking worldwide and of Swiss operations. As a member of the Group Executive Board, he took over as Chairman of the Executive Board of the Credit Suisse Private Banking business unit. Klaus Jenny has held a number of directorships since leaving Credit Suisse.

Roland Lösser, 63, German citizen

Roland Lösser is an economist and started his professional life in the business administration department of Vereinigte Leichtmetallwerke in Bonn, Germany. In 1969 he moved to Sandoz AG, where he held a number of leading positions in data processing. In 1986 he took over as head of Finance/Administration at Sandoz AG, Germany, and in 1990 as CFO of Sandoz Corporation in the United States. At the newly established Clariant International Ltd, he was appointed CFO in 1995 and held this position until 2001. He is now CEO of Clariant International AG.

Kajo Neukirchen, 63, German citizen
Kajo Neukirchen studied business administration at the University of Bonn. After finishing his doctorate, he began his professional career at Philips Group with various management roles in sales and marketing. In 1977 he became CEO of Felten & Guilleaume Kabelwerke, a subsidiary of Philips. He was subsequently CEO and Chairman of the Management Board at various German manufacturing companies. Between 1993 and 2003 Kajo Neukirchen was CEO of Metallgesellschaft (now mg technologies AG).

Robert Raeber, 69, Swiss citizen, Chairman
Robert Raeber graduated from the Kantonale Handelsschule (Cantonal Commercial College) in Zurich. After completing his studies he held management positions in sales and marketing at Unilever. He then moved to the advertising agency Advico SA, where he worked as a manager with responsibility for expansion in Europe. In 1967 Robert Raeber joined the Nestlé Group, where he had a management career with CEO responsibility in various European markets. In early 1996 he joined the Executive Board of Nestlé SA in Vevey, Switzerland, where he was responsible for the European market.

Tony Reis, 64, Swiss citizen
After studying business in Lucerne, Paris and London, Tony Reis began his professional career in marketing management at IBM Switzerland. After working in Brussels and Paris as Director of Operations for IBM Europe, he took over as CEO of IBM Switzerland in 1990. He returned to the European headquarters of IBM in Paris in 1993 as General Manager of Country Operations. Four years later he moved to Swisscom, where he held the post of Chief Executive Officer in 1998 and 1999.

Prof. Dieter Seebach, 68, German citizen
After graduating with a degree in chemistry from the University of Karlsruhe, Germany, Dieter Seebach worked as a postdoctoral fellow at Harvard University in Cambridge, USA, where he taught and conducted research. In 1971 he took up a teaching post at the University of Giessen, Germany. Dieter Seebach was Professor of Organic Chemistry at the Federal Institute of Technology in Zurich (ETHZ) between 1977 and 2003. A winner of numerous research prizes, he was awarded an honorary doctorate degree by the University of Montpellier, France, in 1989. The emeritus is now „Akademischer Gast" of ETHZ.

With the exception of Roland Lösser (group CEO), all Board of Directors members are non-executive.

3.2 Other activities and functions

Robert Raeber
- **Board of Directors/supervisory mandates:** Nestlé Deutschland AG[1], Frankfurt (Germany); Nestlé Waters AG[1], Mainz (Germany); Schöller Holding GmbH[1], Nuremberg (Germany); Maus Frères SA, Geneva;
- **Activities on behalf of companies and representative functions:** none

Peter R. Isler
- **Board of Directors/supervisory mandates:** Bank Leu AG, Zürich; Kardex AG, Zürich; Schulthess Group AG, Bubikon;
- **Activities on behalf of companies and representative functions:** Anwaltsprüfungskommission (lawyer's examination commission) of the Canton of Zurich

Klaus Jenny
- **Board of Directors/supervisory mandates:** Maus Frères SA, Geneva; Bâloise Holding, Basel
- **Activities on behalf of companies and representative functions:** none

Roland Lösser
- **Board of Directors/supervisory mandates:** Clariant GmbH[1], Frankfurt a.M. (Germany)
- **Activities on behalf of companies and representative functions:** none

Kajo Neukirchen
- **Board of Directors/supervisory mandates:** Sixt AG, Pullach (Germany); Vossloh AG, Werdohl (Germany); Stadtwerke Düsseldorf AG (Germany)
- **Activities on behalf of companies and representative functions:** Gesellschaft der Freunde von Bayreuth e.V.; Gesellschaft der Freunde der Alten Oper Frankfurt e.V.; Vereinigung von Freunden und Förderern der Johann Wolfgang Goethe-Universität Frankfurt am Main e.V.; Stifterverband für die Deutsche Wissenschaft; Stiftung Deutsche Sporthilfe

Tony Reis
- **Board of Directors/supervisory mandates:** Metallwarenholding AG and V-ZUG AG, Zug; Karl Steiner AG, Generalunternehmung, Zug; esmertec AG, Dübendorf
- **Activities on behalf of companies and representative functions:** none

Dieter Seebach
- **Board of Directors/supervisory mandates:** none
- **Activities on behalf of companies and representative functions:** Consultant to Novartis Pharma, Syngenta and Lonza Group; member of the chemical societies of Germany, Switzerland, United States and United Kingdom

[1] Chairman

3.3 Cross-involvement
There are no cross-involvements.

3.4 Elections and terms of office
The members of the Board of Directors are elected for a maximum of four years. Reelection is possible. The age limit is 70 years of age.

Terms of office of members of the Board of Directors	First elected	Elected until
Robert Raeber	2001	2006
Peter R. Isler	2004	2008
Klaus Jenny	2005	2009
Roland Lösser	2000	2008
Kajo Neukirchen	2004	2008
Tony Reis	1999	2007
Dieter Seebach	2001	2006

3.5 Internal organizational structure
In accordance with the law and the Articles of Association, the Board of Directors is the supreme management body of the group. It consists of the Chairman, one or several Vice Chairmen, and the other members. In accordance with the Articles of Association, the number of members must be at least six and no more than ten. The Chairman and the Vice Chairman/Chairmen together constitute the Executive Committee of the Board of Directors. The members of the Board of Directors sit on the following committees:
- Strategy Committee
- Appointments and Compensation Committee
- Audit Committee
- IT, Technology and Innovation Committee

Committees	Executive Committee	Audit	Strategy	Appoint-ments/Com-pensation	IT, Tech-nology and Innovation
Robert Raeber	■		■	■	
Peter R. Isler		■			
Klaus Jenny		■			
Roland Lösser			■		
Kajo Neukirchen					■
Tony Reis	■		■	■	
Dieter Seebach					■

■ Chairman ■ Member

The Board of Directors appoints the Chairman, Vice Chairman/Chairmen, and members of the committees.

The Board of Directors meets at least once a quarter. At the invitation of the Chairman, the members of the Management Board and/or other employees and third parties may attend the meetings of the Board for the purpose of reporting or imparting information. The committees report on their activities and results to the Board of Directors. They prepare the business of the Board in their respective areas but do not have any decision-making authority, with the exception of imminent threats or danger, unless such authority has been conferred on them specifically. In such cases they decide together with the Chairman. The overall responsibility of the Board of Directors is not limited by the committees. In 2005 the Board of Directors visited five of Clariant's places of business in China (Beijing, Tianjin and Shanghai) and, together with the regional management, worked out the strategy for the further development of the business. As part of a self-assessment exercise, the Board of Directors critically examined its own working methods and organization and adapted these where necessary.

The Executive Committee (EC) prepares the meetings of the Board of Directors. The EC meets as needed but at least before each meeting of the Board of Directors. When matters cannot be postponed, the EC passes resolutions for which the Board of Directors is responsible, according to the current agenda, provided the EC deems it either inopportune or impossible to convene an extraordinary meeting of the Board of Directors. (The inalienable duties of the Board of Directors in accordance with Art. 716a of the Swiss Code of Obligations are excluded.) These resolutions require unanimity of the members present.

The Strategy Committee (STC) comprises the members of the EC and the CEO. It is headed by the Chairman. The STC prepares all strategic discussions for the Board of Directors, provided they are not expressly allocated to another committee. The STC makes recommendations to the Board of Directors in particular on the following:

- Strategic projects
- Financial transactions
- Funding/deployment of funds
- Organizational and management structure
- Investments in the remit of the Board of Directors

The Appointments and Compensation Committee (ACC) comprises two members of the EC. The Chairman must be an independent, nonexecutive member of the Board of Directors. The ACC meets at least twice a year. Together with the Chairman, the ACC draws up principles for the selection of candidates for election and reelection to the Board of Directors and prepares the corresponding recommendations. The ACC draws up principles for compensation of members of the Board of Directors and submits them to the Board of Directors for approval. In particular, it considers and submits to the Board of Directors the proposals of the CEO concerning candidates for the positions of division head, other members of the Management Board, function heads reporting directly to the CEO and Regional Presidents. It approves the employment contracts for the CEO, members of the Management Board, function heads and Regional Presidents. At the request of the CEO it approves on a regular basis corresponding compensations. All appointments and dismissals that fall within the remit of the Board of Directors must be submitted in advance to the ACC, which makes a recommendation to the Board of Directors. The ACC reviews the bonus, option and share plans. Furthermore, it reviews fringe benefit regulations, dismissal regulations and contractual severance compensation with the heads of divisions, members of the Management Board, function heads and heads of subsidiaries.

The Audit Committee (AUDC) comprises two members of the Board of Directors. The Chairman must be an independent, nonexecutive member of the Board of Directors. The AUDC reviews the activities of the external auditors, their collaboration with the internal auditors and organizational adequacy. It also reviews the performance, compensation and independence of the external auditors. All consultancy mandates concluded with the external auditors in the group are submitted by the CFO to the committee for information purposes at the AUDC meetings. Consultancy mandates for the external auditors for which compensation exceeds CHF 200 000 are submitted to the AUDC for approval. The AUDC assesses the performance of the internal auditors and reports to the Board of Directors. Furthermore, the AUDC assesses the efficacy of the internal audit system and internal risk management and reviews compliance with standards in the company. The AUDC examines the group financial statements and holding company financial statements and receives the reports of the CFO and external auditors. The AUDC reviews and updates the organizational regulations of the Board of Directors.

The IT, Technology and Innovation Committee (ITIC) comprises two members of the Board of Directors with experience in the research segments, in innovation management and in the group's information technology. It meets at least twice a year. The tasks of the ITIC include assessing the innovative activities on behalf of the Board of Directors and recommending measures to stimulate research and development in the group. The ITIC also recommends measures to optimize exploitation of innovative potential.

3.6 Definition of areas of responsibility

The Board of Directors decides on all group activities for which it has responsibility in accordance with the law (especially Art. 716a of the Code of Obligations on non-transferable and inalienable duties of the Board of Directors), the Articles of Association and the organizational regulations. The Board of Directors has sole authority in particular for the following, in accordance with and supplementary to Art. 716a of the Code of Obligations and Art. 23 of the Articles of Association:

- Convening the Annual General Meeting (AGM), determining the items on the agenda and the proposals to be made by the Board of Directors plus approving the Annual Report including the balance sheet and income statement for the AGM;
- Approving financial transactions of considerable scope (over CHF 100 million) or involving special risks, in particular capital market transactions and other financing transactions (e.g. large loans) plus changes to the associated conditions;
- Establishment and control of strategic management of the group;
- Approval of the basic outline of the group organization and these organizational regulations;
- Approval of the basic financing policy and of its planning and control;
- Approval of the group annual budget;
- Approval of the group balance sheet and income statement on a quarterly basis and of the company balance sheet and income statement on an annual basis;
- Approval of the consolidated financial statements for the business year;
- Appointment and dismissal of members of the Management Board, the heads of divisions and functions and heads of important subsidiaries;
- Approval of investments which exceed CHF 20 million;
- Approval of the liquidation or disposal of a subsidiary, a stake in a joint program or in another company, or significant portions thereof, of rights to products or industrial property rights, provided the annual sales of the company concerned or of a division or of the product or the industrial property rights associated with it exceed CHF 20 million;
- Ensuring succession planning and management development;
- Ensuring a management and corporate culture that is appropriate for the company's objectives;
- Ensuring an internal controlling system and adequate risk and compliance management.

The Board of Management, in addition to its general corporate management function, is mainly responsible for implementing and monitoring the group strategy, for the financial and operational management of the group, and for the efficiency of the group structure and organization. The members of the Management Board are appointed by the Board of Directors in line with the proposal of the Appointments and Compensation Committee. Subject to responsibility of a higher-ranking corporate body, the Management Board is responsible for:

- Operational implementation of the group strategies and the strategies and action programs of the individual divisions and subsidiaries;
- Managing the divisions and the functions that report to the respective divisions;
- Preparing and deploying resources as efficiently as possible to implement the group strategy in accordance with the budget;
- Monitoring compliance with the organizational regulations for divisions, subsidiaries, and functions and with the group regulations;
- Establishing a management and corporate culture in line with the company's objectives.

3.7 Information and control instruments vis-à-vis the Board of Management

Clariant has an internal audit department which informs the Board of Directors regularly of the audit results. A risk management system is being set up to coordinate and group together the risks (e.g. insurable, environmental protection, financial, commercial and political risks) that were previously handled separately. In addition to the documents required to pass resolutions, the Board of Directors receives the following reports at its regular meetings:

- Quarterly reports on the sales and earnings performance of the company with the relevant information about competitors in the same manageable period since the beginning of the year, structured by division with the main sales areas and key product groups plus the major subsidiaries;
- Quarterly reports on the cash flows, debt and debt-equity ratio plus other relevant key figures for the group and value added;
- Annual qualitative assessments of the divisions and key subsidiaries;
- Audit reports prepared by the internal and group auditors;
- Annual analysis of the shareholder structure;
- Annual overview of the group's key staff benefit schemes (especially pension funds).

In cases involving extraordinary events of considerable commercial relevance, the Board of Directors receives direct, immediate information.

4. Board of Management

The Board of Management consists of the CEO, the CFO, the Head of Research and Development, the Head of Group Services, and the five Division Heads.

4.1 Members of the Board of Management

Dominik von Bertrab, 46, Swiss citizen,
Head of the Masterbatches Division

Dominik von Bertrab is an economist and was appointed Head of the Masterbatches Divi-sion in April 2003. He has held several positions with Clariant since its formation in 1995, including COO of Clariant (Hong Kong) Ltd, Head of Controlling for the Textile, Leather & Paper Chemicals Division, Head of the Paper Business in the TLP Division, and Head of Corporate Human Resources. Dominik von Bertrab began his career in 1985 in group auditing at Sandoz. He then became Managing Director of Polyrem South Africa (a joint venture of Sandoz and Hoechst) in 1989 and finally Head of the Chemical Division of Sandoz South Africa in 1991. Dominik von Bertrab studied business administration in Switzerland.

Peter Brandenberg, 58, Swiss citizen,
Head of Group Services and Regions

Peter Brandenberg is an economist and was appointed Head of Regions in 2003. Since the beginning of 2005 he has also been responsible for the service functions within the Corporate Center. From 2000 until 2003 he was CEO of Clariant GmbH, Germany, with responsibility for all German operations. From 1997 until 1999 he managed the former Process & Performance Products Division and from 1995 until 1997 the Textile Division. Peter Brandenberg joined Sandoz in 1970 and held a number of management positions in Latin

America, South Africa, and Japan for almost 20 years. From 1982 until 1990 he was CEO in Japan. Peter Brandenberg trained in business administration in Switzerland and the Unites States.

Siegfried Fischer, 50, German citizen,
Head of the Functional Chemicals and Life Science Chemicals Divisions
Siegfried Fischer is an engineer. He was appointed Head of the Functional Chemicals Division in April 2003, and since June 2004 he has also headed the Life Science Chemicals Division. Following the merger of Clariant and Hoechst's specialty chemicals business, he joined the company in 1997 as Head of Production and Technology in the Process and Performance Products Division. In 1998 he became Head of the Performance Chemicals Business in the Functional Chemicals Division. Siegfried Fischer began his career in 1984 at Hoechst, where he held various positions, last of all as Head of Engineering, ESHA & Production in the Surfactants and Additives Department. He studied mechanical and process engineering in Germany.

Patrick Jany, 38, German citizen,
Chief Financial Officer (CFO) since January 1, 2006
Patrick Jany is an economist and has been Chief Financial Officer at Clariant since January 1. In 1990 he joined Sandoz, one of Clariant's predecessor companies. He held various positions in finance and controlling at Sandoz and Clariant, including Chief Financial Officer for the ASEAN region and Head of Controlling for the Pigments & Additives Division. From 2003 to 2004 he was Head of Country Organization for Clariant in Mexico. Prior to his appointment as CFO, he was Clariant's Head of Corporate Development with responsibility for group strategy and mergers and acquisitions.

Roland Lösser, 63, German citizen,
Chief Executive Officer (CEO)
Curriculum vitae, see "3.1 Members of the Board of Directors".

Uwe Nickel, 47, German citizen,
Head of the Pigments & Additives Division
Uwe Nickel is a chemist and was appointed Head of the Pigments & Additives Division in April 2003. Since 1997 he has held several managerial positions at this division, including Global Head of Technology, Sector AZO Pigments, Global Head of Pigments Technology, and Global Head of the Specialized Industries Business. Uwe Nickel began working for Cassella AG in 1986 and held positions ranging from Head of Laboratory within the Research Department to Head of Production. Following the consolidation of Cassella with Hoechst, he took over the position of Business Process Excellence Manager for a Global Change Management Project in the Strategic Surfactants and Additives Business. Uwe Nickel studied chemistry in Germany.

François Note, 46, French citizen,
Chief Financial Officer (CFO) until December 31, 2005
François Note is an economist and became Chief Financial Officer of Clariant in 2001. From 1999 until 2001 he was Head of Corporate Human Resources and responsible for all HR activities of the Clariant Group worldwide. Before joining Clariant, he was Chief Financial Officer at GTS Carrier Services (formerly Hermes Europe Railtel), which operated the pan-European broadband telecoms network Ebone. François Note began working for the Sandoz Group in 1983 and held a number of finance positions in Switzerland, Belgium and Italy. He was appointed Head of Group Controlling in 1995, a position he continued to hold after the merger of Sandoz and Ciba-Geigy in 1996. François Note studied business administration and applied economics in France.

Peter Piringer, 54, Austrian citizen,
Head of the Textile, Leather & Paper Chemicals Division
Peter Piringer is a chemical engineer and has been Head of the Textile, Leather & Paper Chemicals Division since January 2005. From 1997 until 1999 he was Head of the Surfactants Division in Latin America and from 1999 until 2004 Head of the TLP Division in Latin America. From 1979 until 1997 Peter Piringer worked for Hoechst AG in Latin America, where he held various positions such as head of surfactants production in Brazil and Chief Technical Officer at Hoechst Venezuela. Peter Piringer obtained his degree in chemical engineering from the University of Paraná in Brazil.

Jan Secher, 48, Swedish citizen,
Designated Chief Executive Officer (CEO)
Jan Secher holds a Masters Degree in Industrial Marketing. Since January 1, 2006, he has been a member of Clariant's Management Board and its Designated Chief Executive Officer. He will take up his new position after the Annual General Meeting in April 2006. He was previously CEO of the Swiss firm SICPA Group, a world-leading supplier of packaging and security inks for bank notes. Jan Secher began his career in 1982 at Asea (now ABB), in sales/marketing and product management, which included a five-year stint in North America. Beginning in 1989 he held various leadership positions at ABB in Asia and Europe. From 1994 until 1997 he was Vice President and Divisional Manager of ABB's Automation & Drives Division in Japan. He was subsequently appointed a member of the Management Board of ABB in Sweden. In 2000 Jan Secher was relocated to ABB's headquarters in Zurich, where in 2001 he was then appointed a member of the Management Board and Head of the Manufacturing & Consumer Division.

Hartmut Wiezer, 59, German citizen,
Head of Group Technology
Hartmut Wiezer is a chemist and has been Head of Group Technology at Clariant since 2000. From 1997 until 1999 he was Head of the former Fine Chemicals Division at Clariant. He began his career in 1975 at Hoechst AG and held a number of positions in the Polymer Additives Business Segment, including R&D, marketing, and pilot factory production. From 1983 until 1986 he was Assistant in Hoechst's R&D Head Office and subsequently Project Manager and Head of R&D for Electronic Materials in the Information Technology Division. He was appointed Head of R&D for the Fine Chemicals Business Unit in 1989 and Head of the Fine Chemicals Business Unit in 1995. He moved to Clariant in 1997 when the Specialty Chemicals Division was taken over from Hoechst. Hartmut Wiezer studied chemistry in Germany.

4.2 Other activities and functions

Peter Brandenberg is a member of the Board of EBM (Elektra Birseck) and a member of the Board of the Swiss Society of Chemical Industries. Siegfried Fischer is a member of the Board of TEGEWA e.V. The members of the Management Board do not carry out any other activities, consultancy functions or hold other offices.

4.3 Management contracts

There are no management contracts with third parties pursuant to this guideline.

Compensation for members of executive bodies		2005	2004
Cash compensations	CHF mn	5.1	4.5
Expenditure on pension schemes	CHF mn	2.1	0.8
Total	CHF mn	**7.2**	**5.3**
Number of allocated shares		18 512	33 347
Number of allocated options		118 244	49 326

Compensation for non-executive members of governing bodies		2005	2004
Cash compensations	CHF mn	0.69	0.60
Total	CHF mn	**0.69**	**0.60**
Number of allocated shares		17 634	18 406

Shares and options held by members of governing bodies	Shares within the vesting period	Shares privately held	Options within the vesting period	Options exercisable
Members of executive bodies	60 811	40 372	230 909	49 055
Non-executive members of governing bodies	44 908	41 721	0	1 701
Total	**105 719**	**82 093**	**230 909**	**50 756**

5. Compensations, shareholdings and loans

Content and method of determination

The Appointments and Compensation Committee (ACC) of the Board of Directors draws up the principles for compensation of members of the Board of Directors and submits them to the Board of Directors for approval. It approves employment contracts with the CEO, members of the Board of Management, heads of functions and heads of major subsidiaries. It also reviews the corresponding salaries regularly together with the CEO. The committee reviews bonus, option and share plans and makes recommendations to the Board of Directors. Furthermore, it reviews fringe benefit regulations, dismissal regulations and contractual severance compensation with the heads of divisions, members of the Board of Management, function heads and heads of major subsidiaries.

On January 1, 2005, a new bonus scheme was introduced for about 270 members of senior management. The Clariant Executive Bonus Plan (CEBP) takes account of the company's new structures and is able to respond quickly to its current situation, as the overall bonus paid out under the CEBP is dependent solely upon the group's financial performance. The performance of the separate divisions and functions determines the allocation of the overall bonus payment. Individual bonuses will only be paid to managers with an outstanding track record in any one year who are nominated and approved by the members of the Board of Management. The CEBP no longer includes stock options. Bonus payments in the framework of the CEBP are made half in cash and half in shares, the latter with a three-year vesting period. All reported compensation is on an accruals basis. In other words, bonuses and share distributions represent payments expected in 2006 for the 2005 business year.

Compensations for acting members of governing bodies

Total compensation for members of the Board of Directors and the Board of Management amounted to CHF 7.9 million (2004: CHF 5.9 million). This includes cash compensation of CHF 5.8 million (2004: CHF 5.1 million) and expenses for pension schemes of CHF 2.1 million (2004: CHF 0.8 million). The sums spent on pension plans were impacted in the 2005 business year by the move of several Board of Management members from Germany to Switzerland. This resulted in exceptional one-off provisions.

As part of the Long Term Incentive Plan of Clariant Ltd, the members of the governing bodies received 36 146 shares and 118 244 options. Worth of allocated but not yet vested shares and options in 2005 amounted to CHF 1.4 million according to IFRS 2 (2004: 51 753 shares worth CHF 0.7 million and 49 326 options worth CHF 0.5 million). Shares and options are subject to a three-year vesting period.

The premature termination of the employment contracts of one member of governing bodies resulted in contractual payments of CHF 1.1 million (2004: CHF 3.9 million).

Members of executive bodies

Total compensation for members of the Board of Management amounted to CHF 7.2 million (2004: CHF 5.3 million). See table "Compensation for members of executive bodies".

This business year members of the Board of Management had a right to subscribe shares or options for the last time.

Nonexecutive members of governing bodies

Nonexecutive members of governing bodies receive annual cash compensation and shares as part of the Long Term Incentive Plan. See table "Compensation for nonexecutive members of governing bodies".

Compensations for former members of governing bodies

Compensations of CHF 250 000 were paid to former members of governing bodies.

Shares and options

The share and option packages for members of governing bodies comprise shares and options that are still vested under the Long Term Incentive Plan and privately held shares and options. See table "Shares and options held by members of governing bodies".

Additional remuneration
The members of the governing bodies did not receive any further remuneration above and beyond the compensations disclosed here.

Loans granted by governing bodies
No new loans were granted. There are no loans outstanding from previous years.

Highest total compensation
The highest total compensation paid to a member of the Board of Directors in the 2005 business year was CHF 2.18 million consisting of the basic salary, bonus and Long Term Incentives for the 2005 business year.

6. Shareholders' participation rights
The shareholders' participation rights are described in the Articles of Association, section 3, Articles 9 to 17.

6.1 Voting-rights restrictions and representation
The only voting-rights restriction at Clariant is the restriction to 10% of the share capital in accordance with Art. 12, para. 1 of the Articles of Association.

There are no special rules for waiving statutory voting-rights restrictions.

There are no statutory rules on participation at the Annual General Meeting which differ from the legal provisions.

6.2 Statutory quorums
The statutory quorums correspond to Art. 704 of the Swiss Code of Obligations.

6.3 Convocation of the Annual General Meeting
There are no statutory rules that differ from the legal provisions.

6.4 Agenda
There are no statutory rules that differ from the legal provisions. Shareholders representing shares with a par value of CHF 1 million have until 9 February 2007, if they wish to request that an item be included on the agenda for the 12th Annual General Meeting, which is to be held on 2 April 2007.

6.5 Entry in the share register
There are no special rules concerning a deadline for entry in the share register. The share register is regularly closed seven to ten days before the Annual General Meeting.

7. Changes of control and defense measures

7.1 Duty to make an offer
The 10th Annual General Meeting of Clariant Ltd resolved to cancel Article 5a of the Articles of Association, which would have obliged an acquirer to make a public purchase offer only if he or she had acquired more than 49% of the company's shares. The limit beyond which the duty to make an offer applies is thereby reduced to the statutory minimum of 33 ⅓ percent.

7.2 Clauses on changes of control
There are no clauses on changes of control.

8. Auditors

8.1 Duration of the mandate and term of office of the head auditor
PricewaterhouseCoopers has held the mandate since Clariant Ltd was established in 1995. Daniel Suter and Dr. Matthias Jeger were appointed as Lead Auditors in May 2004.

8.2 Auditing honorarium
PricewaterhouseCoopers received a fee of CHF 5.0 million for auditing the 2005 financial statements (2004: CHF 4.0 million).

8.3 Additional honorariums
PricewaterhouseCoopers received a total fee of CHF 3.8 million for consultancy and special audits (2004: CHF 4.3 million). Audit related fees accounted for more than 50% of this amount (CHF 2.3 million).

8.4 Supervisory and control instruments vis-à-vis the auditors
The Audit Committee of the Board of Directors is responsible for evaluating the external auditors on behalf of the Board of Directors. In the reporting year, there were five joint meetings with the representatives of the external auditors.

9. Information policy
Clariant pursues an active information policy that is adapted to the relevant situation. The form and content of the information are geared to the needs of the relevant target groups. The Group Communications and Investor Relations departments report directly to the CEO and CFO respectively. On basic matters of general corporate policy, Group Communications receives its guidelines from the Executive Committee.

Clariant provides all shareholders entered in the share register with their name and address with regular "Shareholder Information". This information is sent by post each time an annual or semi-annual report is published and is delivered the next day.

The company's website, www.clariant.com, is another regular source of information, where relevant information is published. It also lists addresses and contact persons.

[redacted]

Financial statements



Contents

Consolidated financial statements of the Clariant Group

Review of trends

Financial statements of Clariant Ltd, Muttenz

Consolidated balance sheets

at 31 December 2005 and 2004

Assets	Notes[1]	2005 CHF mn	2005 %	2004[2] CHF mn	2004[2] %
Non-current assets					
Property, plant and equipment	4	2 605		2 440	
Intangible assets	5	418		405	
Investments in associates	6	282		277	
Financial assets	7	47		47	
Prepaid pension assets	15	77		49	
Deferred income tax assets	8	250		259	
Total non-current assets		**3 679**	50.2	**3 477**	42.9
Current assets					
Inventories	9	1 535		1 325	
Trade receivables	10	1 488		1 374	
Other current assets	11	344		419	
Cash and cash equivalents	12	223		1 477	
Current income tax receivables		55		28	
Total current assets		**3 645**	49.8	**4 623**	57.1
Total assets		**7 324**	100.0	**8 100**	100.0

Equity and liabilities	Notes[1]	2005 CHF mn	2005 %	2004 CHF mn	2004 %
Capital and reserves attributable to the company's equity holders					
Share capital	13	1 093		1 151	
Treasury shares (par value)	13	- 18		- 17	
Other reserves		663		529	
Retained earnings		793		595	
		2 531		**2 258**	
Minority interests		60		56	
Total equity		**2 591**	35.4	**2 314**	28.6
Liabilities					
Non-current liabilities					
Financial debts	14	599		1 723	
Deferred income tax liabilities	8	390		388	
Retirement benefit obligations	15	507		479	
Provisions for non-current liabilities	16	289		319	
Total non-current liabilities		**1 785**	24.4	**2 909**	35.9
Current liabilities					
Trade payables	17	1 205		1 165	
Financial debts	18	1 137		1 172	
Current income tax liabilities		175		175	
Provisions for current liabilities	19	431		365	
Total current liabilities		**2 948**	40.2	**2 877**	35.5
Total liabilities		**4 733**	64.6	**5 786**	71.4
Total equity and liabilities		**7 324**	100.0	**8 100**	100.0

[1] The notes form an integral part of the consolidated financial statements.

[2] Restated, refer to note 1.04 for details.

Consolidated income statements

for the years ended 31 December 2005 and 2004

	Notes[1]	2005 CHF mn	2005 %	2004[2] CHF mn	2004[2] %
Sales	20, 21	8 181	100.0	8 530	100.0
Costs of goods sold		- 5 765		- 5 823	
Gross profit		**2 416**	29.5	**2 707**	31.7
Marketing and distribution		- 1 303		- 1 262	
Administration and general overhead costs		- 402		- 561	
Research and development		- 218		- 274	
Income from associates	6	23		26	
Gain/loss from the sale of discontinued operations	22	- 2		95	
Gain/loss from the sale of subsidiaries and associates	23	40		- 32	
Restructuring and impairment	27	- 186		- 136	
Amortization of goodwill	5	–		- 30	
Operating income		**368**	4.5	**533**	6.2
Interest expense		- 132		- 154	
Other financial income and expenses	25	34		- 79	
Income before taxes		**270**		**300**	
Taxes	8	- 78		- 141	
Net income		**192**	2.3	**159**	1.9
Attributable to:					
Equity holders of the company		184		152	
Minority interests		8		7	
Net income		**192**	2.3	**159**	1.9
Earnings per share for profit attributable to the company's equity holders:					
Earnings per share (CHF/share)	26	0.81		0.72	
Diluted earnings per share (CHF/share)	26	0.81		0.72	

[1] The notes form an integral part of the consolidated financial statements.

[2] Restated, refer to note 1.04 for details.

Consolidated statements of cash flows

for the years ended 31 December 2005 and 2004

	Notes[1]	2005 CHF mn	2004[2] CHF mn
Net income		192	159
Depreciation of property, plant and equipment (PPE)	4	273	306
Impairment and reversal of impairment of PPE	4	59	39
Amortization of intangible assets (2004 including goodwill)	5	10	40
Changes in provisions and taxes		115	216
Interest paid		- 165	- 161
Income taxes paid		- 89	- 104
Loss (gain) before recycled exchange rate variances and taxes from the sale of discontinued operations	22	2	- 95
Loss (gain) before taxes from the sale of subsidiaries and associates	23	- 40	32
Other non-cash items		- 84	37
Cash flow before changes in working capital		**273**	**469**
Changes in inventories		- 137	15
Changes in trade receivables		- 6	52
Changes in trade payables		65	90
Changes in other current assets and liabilities		14	193
Cash flow from operating activities		**209**	**819**
Investments in PPE	4	- 348	- 289
Investments in financial assets and associates		- 4	–
Investments in intangible assets	5	- 5	- 8
Sale of PPE and intangible assets		10	10
Acquisition of companies, businesses and participations	24	- 33	- 24
Proceeds from the sale of discontinued operations	22	- 7	335
Proceeds from the sale of subsidiaries and associates	23	71	50
Dividends received		24	31
Interest received		42	23
Cash flow from investing activities		**- 250**	**128**
Proceeds from the issuance of share capital		–	877
Repayment of share capital		- 58	–
Treasury share transactions	13	- 8	16
Proceeds from financial debts		614	80
Repayments of financial debts		- 1 772	- 1 322
Dividends paid		- 5	- 37
Cash flow from financing activities		**- 1 229**	**- 386**
Currency translation effect on cash and cash equivalents		16	- 13
Net change in cash and cash equivalents		**- 1 254**	**548**
Cash and cash equivalents at the beginning of the period	12	**1 477**	**929**
Cash and cash equivalents at the end of the period	12	**223**	**1 477**

[1] The notes form an integral part of the consolidated financial statements.

[2] Restated, refer to note 1.04 for details.

Consolidated statement of changes in equity

for the years ended 31 December 2005 and 2004

CHF mn			Other reserves							
	Total share capital	Treasury shares (par value)	Share premium reserves	Hedging reserves	Cumulative translation reserves	Total other reserves	Retained earnings	Total attributable to equity holders	Minority interests	Total equity
Balance 31 December 2003	**767**	**- 18**	**274**	**- 8**	**- 243**	**23**	**404**	**1 176**	**64**	**1 240**
Correction of errors and changes in accounting policy (notes 1.03/1.04)		- 1				–	47	46		46
Restated balance 31 December 2003	**767**	**- 19**	**274**	**- 8**	**- 243**	**23**	**451**	**1 222**	**64**	**1 286**
Cash flow hedges, net of tax:										
Net fair value gains (losses)				3		3		3		3
Net investment hedges					30	30		30		30
Exchange rate differences					- 20	- 20		- 20	- 2	- 22
Net income recognized directly in equity	**0**	**0**	**0**	**3**	**10**	**13**	**0**	**13**	**- 2**	**11**
Net income						–	152	152	7	159
Total recognized income and expense for the period	**0**	**0**	**0**	**3**	**10**	**13**	**152**	**165**	**5**	**170**
Purchase of minority shares						–			- 6	- 6
Dividends to third parties						–	- 30	- 30	- 7	- 37
Issuance of share capital	384		493			493		877		877
Treasury share transactions		2				–	14	16		16
Employee share and option scheme:										
value of employee services (note 29)						–	8	8		8
Balance 31 December 2004	**1 151**	**- 17**	**767**	**- 5**	**- 233**	**529**	**595**	**2 258**	**56**	**2 314**
Cash flow hedges, net of tax:										
Transfers to net income				5		5		5		5
Net investment hedges					- 35	- 35		- 35		- 35
Exchange rate differences					164	164		164	15	179
Net income recognized directly in equity	**0**	**0**	**0**	**5**	**129**	**134**	**0**	**134**	**15**	**149**
Net income						–	184	184	8	192
Total recognized income and expense for the period	**0**	**0**	**0**	**5**	**129**	**134**	**184**	**318**	**23**	**341**
Purchase of minority shares						–	14	14	- 14	0
Dividends to third parties						–			- 5	- 5
Repayment of share capital	- 58					–		- 58		- 58
Treasury share transactions		- 1				–	- 7	- 8		- 8
Employee share and option scheme:										
value of employee services (note 29)						–	7	7		7
Balance 31 December 2005	**1 093**	**- 18**	**767**	**0**	**- 104**	**663**	**793**	**2 531**	**60**	**2 591**

The notes form an integral part of the consolidated financial statements.

During 2004 Clariant issued new shares amounting to nominal capital of CHF 384 million (76 720 000 shares at CHF 5 per share). Transaction costs relating to the issuance of share capital in the amount of CHF 44 million were deducted from the share premium.

During 2005 Clariant reduced its share capital by CHF 0.25 per share resulting in a pay-out of CHF 58 million.

1. Accounting policies

1.01 General information

Clariant Ltd (the „Company") and its consolidated subsidiaries (together the „Group") are a global leader in the field of specialty chemicals. The Group develops, manufactures, distributes and sells a broad range of specialty chemicals which play a key role in its customers' manufacturing and treatment processes or adds value to their end products. The Group has manufacturing plants around the world and sells mainly in countries within Europe, the Americas and Asia.

The company is a limited liability company incorporated and domiciled in Switzerland. The address of its registered office is Rothausstrasse 61, CH-4132 Muttenz, Switzerland. The Company is listed on the Swiss Stock Exchange (SWX).

The Board of Directors has approved the consolidated financial statements for issue on 24 February 2006.

1.02 Basis of preparation

The consolidated financial statements of the Clariant Group comply with the International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) and interpretations, formulated by its predecessor, the International Accounting Standards Committee (IASC), as well as with the following significant accounting policies. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments at fair value through profit or loss).

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions. These affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and circumstances, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed under note 3.

1.03 Errors

During 2005 it became evident that a change in the group structure had not been accounted for correctly from a tax point of view in 2002. A tax exemption which was considered to be of a permanent nature proved to be temporary only. As a result an additional CHF 9 million should have been reported as a deferred tax liability. In accordance with IAS 8 the correction was posted in the earliest period presented and as such is included in the correction of the opening amount of equity on 1 January 2004.

1.04 International Financial Reporting Standards effective in 2005

In 2004 the IASB published IFRS 2 ,Share-based Payment', IFRS 3 ,Business Combinations', IFRS 4 ,Insurance Contracts' and IFRS 5 ,Non-current Assets Held for Sale and Discontinued Operations'. In addition as part of the IASB improvement projects there were amendments and changes to IAS 36 ,Impairment of Assets', IAS 38, Intangible Assets', IAS 28 'Investments in Associates', IAS 1 'Presentation of Financial Statements', IAS 19 'Employee Benefits' and SIC 12 'Employee compensation plans' and further amendments to IAS 39 and IAS 21. The Group has adopted these new and improved standards effective 1 January 2005. This led to a number of reclassifications in the financial statement of the Group. The effects were the following:

- IFRS 2, Share-based payment: The adoption of IFRS 2 resulted in a change in the accounting policy for share-based payment. Until 31 December 2004, accruals for share-based payments were recorded as an expense in the income statement and a provision in the balance sheet. No expense was recognized for the provision of share options. The adoption of IFRS 2 led to the reclassification of CHF 39 million from provisions to equity and of CHF 9 million from deferred tax assets to equity, resulting in a total impact on equity of CHF 30 million as at 31 December 2004. Of this amount CHF 22 million refers to reporting periods up to 31 December 2003 and CHF 8 million to 2004. The adoption of IFRS 2 had a positive impact on the income statement of CHF 2 million in 2004.
- The adoption of IFRS 3, IAS 36 (revised) and IAS 38 (revised) resulted in a change in the accounting policy for goodwill. Until 31 December 2004 goodwill was amortized on a straight-line basis over a period ranging from ten to 20 years and assessed for an indication of impairment at each balance sheet date.
- IFRS 3, Business combinations: In accordance with the provisions of IFRS 3:
  - The Group ceases amortization of goodwill from 1 January 2005;
  - Accumulated amortization as at 1 January 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
  - From the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

- IAS 39, Financial Instruments: Recognition and Measurement (revised): The modification of IAS 39 also comprised a clearer focus with regard to the criteria for the de-recognition of financial instruments on the balance sheet. In view of the new guidance and as a result of an analysis performed related to the transfer of risk and rewards, trade receivables securitized in the United States and Germany in Asset Backed Securities (ABS) are now recognized in the balance sheet. This led to an increase of trade receivables and current financial debts of CHF 241 million in the balance sheet as at 31 December 2004.
- IAS 21, The Effects of changes in foreign exchange rates: At the end of 2005 the standard was amended to clarify that a loan between subsidiaries of the Group (sister to sister loans) may form part of the net investment in a foreign operation if settlement of the loan is neither planned nor likely to occur in the foreseeable future. In addition to that, the standard was amended with regard to exchange differences arising from the translation of a monetary item that is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation. Such exchange rate differences are recognized in equity in the consolidated financial statements if the criteria for a monetary item to qualify as a net investment in a foreign operation are met.

  The amendments to IAS 21 are effective for annual periods beginning on or after 1 January 2006. Earlier adoption is however encouraged and the Group has adopted these amendments as of 1 January 2005.
- IAS 28, Investments in Associates (revised): As a result of the revised standard, the accounting policies of the German Infraserv companies, which are valued at equity, were amended in order to be in line with all IFRS requirements. The financial statement was restated and resulted in a consolidated change in equity as at 1 January 2004 in the amount of CHF 39 million. Investments in associates increased in the amount of CHF 51 million. The major changes in valuations occurred in property, plant and equipment and provisions.
- IAS 1, Presentation of Financial Statements: The revised IAS 1 requires that minority interests are included in equity. The adoption of this requirement resulted in the reclassification of CHF 64 million to equity in the balance sheet as at 1 January 2004. In addition to this, IAS 1 (revised) now requires that net income in the income statement includes the minority shares. As a consequence of this the line Net income in the Cash flow statement now also includes the minority share of the net income.
- IFRS 5, Non-current assets held for sale and discontinued operations: On 1 January 2005 IFRS 5 became effective. The standard requires that non-current assets and associated liabilities be reported separately in the balance sheet, if management is demonstrably committed through a plan to sell them and if a sale is probable within the next twelve months.
- IAS 19, Employee benefits (revised): The amendment of paragraphs 32A, 34 – 34B and 61 were adopted early, however this did not result in any substantial changes to the Group's accounting policies. The amendments of paragraphs 120 – 121 were also adopted early. This has affected the presentation of the reconciliation of the opening and closing balances of the fair value of plan assets and the defined benefit obligations and the elements of the pension plan expenses recorded. Furthermore, this has resulted in additional disclosures regarding pension plan assets and actuarial assumptions.

  The option in paragraphs 93A – 93 D was not adopted by the Group. Had it been adopted this would have reduced equity in the amount of CHF 267 million as at 1 January 2004 and would have increased Operating income by CHF 9 million in 2005 and CHF 13 million in 2004. However, the Group has not yet decided whether it will adopt this option in 2006.
- SIC 12, Equity compensation plans (revised): Changes to the Standing Interpretations Committee SIC 12 came into force on 1 January 2005, which require the consolidation of equity compensation plans. Prior to this change, there was no requirement under IFRS to consolidate these plans. As a result, Clariant consolidated the Employee Participation Fund retrospectively with effect as of 1 January 2004. The consolidation reduced the average shares outstanding by 266 020 due to additional Clariant Ltd shares being held by the formerly unconsolidated Employee Participation Fund, which holds a fixed number of shares for employee compensation plans. Furthermore, the balance sheet item 'Other current assets' was reduced by the amount of CHF 5 million. The consolidation of the fund does not impact EPS to any significant extent, nor does it affect the Cash flow statement.

Overall these changes had the following impact on the balance sheet positions:

Opening balance as at 1 January 2004

- An increase in Investments in associates by CHF 51 million.
- A decrease in Deferred tax assets by CHF 21 million.
- An increase in Trade receivables by CHF 241 million.
- A decrease in Other current assets by CHF 5 million.
- An increase in Deferred income tax liabilities by CHF 15 million.
- A decrease in Provision for non-current liabilities by CHF 30 million.
- An increase in Current financial debts by CHF 241 million.
- A decrease in Current income tax liabilities by CHF 6 million.
- An increase in Total equity by CHF 110 million, thereof CHF 64 million as a result of the inclusion of Minority interests in the presentation of Total equity.

Closing balance as at 31 December 2004

- An increase in Deferred tax assets by CHF 1 million.
- A decrease in Financial fixed assets by CHF 49 million due to the separate presentation of Prepaid pension assets on the face of the balance sheet.
- A decrease in Provision for non-current liabilities by CHF 488 million of which CHF 479 million is due to the separate presentation of Retirement benefit obligations on the face of the balance sheet.
- An increase in Current income tax liabilities by CHF 28 million due to the separate presentation of Current income tax receivables on the face of the balance sheet.
- An increase in Net income by CHF 9 million, of which CHF 7 million is due to the inclusion of profit attributable to Minority interests and 2 million due to the adoption of IFRS 2.
- An increase in Total equity by CHF 112 million, thereof CHF 56 million as a result of the inclusion of Minority interests in the presentation of Total equity.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- IFRS 2: retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2004;
- IFRS 3: prospective application for reporting periods beginning after 31 March 2004.
- IFRS 5: prospective application for reporting periods beginning after 1 January 2005.

Other new or improved standards had no impact on the Consolidated Financial Statements.

1.05 International Financial Reporting Standards not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted, as follows:

- IAS 39 (amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006): The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financials statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into the transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The Group believes that this amendment will not have any significant impact on the classification of financial instruments.
- IAS 39 (amendment), The Fair Value Option (effective from 1 January 2006): This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment will not have any significant impact on the classification of financial instruments.
- IFRS 7, Financial Instruments: Disclosures (effective from 1 January 2007): This standard introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risk arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The Group assessed the impact of IFRS 7 and it was not adopted early because this standard regulates disclosures only. It would not have had any impact on the Group's accounting policies.

The above mentioned standards will be adopted as they become effective. Other new or revised standards will have no impact on the consolidated financial statements.

1.06 Scope of consolidation

- **Subsidiaries:** Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies. These entities are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date control is terminated.

  The Group uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of a minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the costs of acquisition are less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (see note 1.11).

- **Investments in associates:** Associates are entities where the Group has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investments in associates include goodwill (net of any accumulated impairment loss) identified on acquisition.

  The company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

  All associates use the same set of accounting policies (IFRS) as apply to the consolidated accounts of the Group.

1.07 Principles and method of consolidation

The annual closing date of the individual financial statements is 31 December. The consolidated financial statements are prepared in accordance with the historical cost convention except for the revaluation to market value of certain financial assets and liabilities and applying uniform presentation and valuation principles.

Intercompany income and expenses, including unrealized gross profits from internal Group transactions and intercompany receivables and payables, are eliminated. The results of minority interests are separately disclosed in the income statement and balance sheet.

1.08 Reclassification

Certain prior year balances have been reclassified to conform to the current year presentation (for details, refer to the respective notes).

1.09 Revenue recognition

Sales of goods are recognized when the significant risks and rewards of ownership of the assets have been transferred to a third party and are reported net of sales taxes and rebates. Provisions for rebates to customers are recognized in the same period that the related sales are recorded, based on the contract terms.

Interest income is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity when it is determined that such income will accrue to the Group. Dividends are recognized when the right to receive payment is established.

1.10 Exchange rate differences

- **Functional currency:** Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Swiss francs, which is the functional and presentation currency of the parent.
- **Transactions and balances:** Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and net investment hedges. Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses.
- **Group companies:** Income statements and cash flows of foreign entities are translated into the Group's presentation currency at sales weighted average exchange rates for the year and their balance sheets are translated at the exchange rates prevailing on 31 December. Exchange rate differences arising on the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. Net investments also include loans for which settlement is neither planned nor likely to occur in the foreseeable future. When a foreign entity is sold, such exchange rate differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of foreign entities after 31 March 2004 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

1.11 Property, plant and equipment

Property, plant and equipment are valued at historical acquisition or production costs and depreciated on a straight-line basis to the income statement, using the following maximum estimated useful lives in accordance with group's guidelines:

- Buildings — 40 years
- Machinery and equipment — 16 years
- Furniture, vehicles, computer hardware — 5 to 10 years
- Land is not depreciated

Financing costs associated with the construction of property, plant and equipment are not capitalized.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the costs of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement.

1.12 Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. Each of those cash generating units represents the Group's investment in each business segment.

Trademarks and licenses are capitalized at historical cost and amortized on a straight-line basis to the income statement over their estimated useful lives, with a maximum of ten years.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight-line basis to the income statement over their estimated useful lives (three to five years). Costs associated with developing and maintaining computer software programs are recognized as an expense when incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

1.13 Impairment of assets

Property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating unit).

An impairment loss is recognized as an expense in the income statement and is first allocated to the goodwill allocated to the cash generating unit and then to the other assets of the cash generating unit. An impairment loss may be reversed, for assets excluding goodwill, in subsequent periods if and only if there is a change in the estimates used to determine the asset's recoverable amount.

1.14 Inventories

Purchased goods are valued at acquisition cost, while self-manufactured products are valued at manufacturing costs including related production overhead costs. Borrowing costs are excluded. Inventory held at the balance sheet date is primarily valued at standard cost, which approximates to actual costs on a weighted average basis. This valuation method is also used for valuing the cost of goods sold in the income statement. Adjustments are made for inventories with a lower net realizable value. Unsaleable inventory is fully written off.

1.15 Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment of trade receivables. A provision for the impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers. The amount of the provision is recognized in the income statement.

1.16 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits and calls with banks, as well as short-term investment instruments with an initial lifetime of 90 days or less. Bank overdrafts are shown within financial debt in current liabilities on the balance sheet.

1.17 Derivative financial instruments and hedging

Under IAS 39 derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Depending on the type of financial instrument, fair value calculation techniques include, but are not limited to, quoted market value, present value of estimated future cash flows (e.g. interest rate swaps) or corresponding exchange rates at balance sheet date (e.g. forward foreign exchange contracts). The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.

On the date a derivative contract is entered into, Clariant designates certain derivatives as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), b) a hedge of a forecast transaction (cash flow hedge) or c) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives in fair value hedges that are highly effective are recognized in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives in cash flow hedges are recognized as a hedging reserve in shareholders' equity. Where the forecast transaction results in the recognition of an asset or liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as revenue or expense in the same period in which the forecast transaction affects the income statement. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted for similar to cash flow hedges. Clariant hedges certain net investments in foreign entities with foreign currency borrowings and cross currency swaps. All foreign exchange gains and losses on the effective portion of the hedge are recognized in equity and included in cumulative translation differences. Any gains or losses relating to an ineffective portion are recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the committed or forecast transaction is ultimately recognized in the income statement. However, if a forecast or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately transferred to the income statement.

Certain derivative instruments, while providing effective economic hedges under Clariant policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting under IAS 39 are recognized immediately in the income statement.

Financial instruments are used in the normal course of business to reduce risk arising from currency translation and interest rate or price movements. Clariant manages and records centrally its cover of various positions arising from existing assets and liabilities as well as future business transactions. To minimize counterparty risk, Clariant enters into financial instruments only with reputable international banks. The result of using financial instruments in Clariant's risk management program is permanently monitored, checked and communicated to Group management.

1.18 Leases

Leases under which the Clariant Group assumes substantially all of the risks and benefits of ownership are classified as finance leases. At the inception of the lease, a lease asset and a lease liability are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments. In subsequent periods the leased asset is depreciated on a straight-line basis, like other property, plant and equipment, over the shorter of its estimated useful life or the lease term. The depreciation amount of the asset and the interest amount on the finance lease liability are charged to the income statement.

A lease is classified as an operating lease if the substance of the transaction does not meet any of the requirements of a finance lease. Lease payments under an operating lease are charged to the income statement on a straight- line basis over the term of the lease.

1.19 Current income tax

The taxable profit (loss) of group companies, on which the reporting period's income tax payable (recoverable) is calculated using applicable local tax rates, is determined in accordance with the rules established by the taxation authorities of the countries in which they operate. Current income taxes for current and prior periods, to the extent they are unpaid, are recognized as liabilities. In case income taxes already paid in respect of current and prior periods exceed the income tax liability amount of those periods, the exceeding amounts are recognized as assets. Current income tax receivables and current income tax liabilities are offset if there is a legally enforceable right to set off the recognized amounts and if there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

1.20 Deferred income tax

Deferred income tax is calculated using the comprehensive liability method. This results from the temporary differences that arise between the recognition of items in the balance sheets of group companies used for tax purposes and the one prepared for consolidation purposes. An exception is that no deferred income tax is calculated for the temporary differences in investments in group companies and associates provided that the investor (parent company) is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Furthermore, withholding taxes or other taxes on the eventual distribution of retained earnings of group companies, are only taken into account when a dividend has been planned, since generally the retained earnings are reinvested.

Deferred taxes, calculated using applicable local tax rates, are included in non-current assets and non-current liabilities, with any changes during the year recorded in the income statement. Changes in deferred taxes on items that are recognized in equity are recorded in equity.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

1.21 Equity compensation benefits
In 2005 Clariant replaced its two equity compensation plans, the Clariant Executive Stock Option Plan (CESOP) and the Management Stock Incentive Plan (MSIP), by the Clariant Executive Bonus Plan (CEBP). Under this new plan specific groups of executives and managers are granted a certain number of registered shares in Clariant Ltd. The options and shares granted under the old plans up to February 2005 continue to vest. The fair value of the employee services received in exchange for the grant of the shares and options is recognized as an expense. The total amount to be expensed over the vesting and measurement periods is determined by reference to the fair value of the shares and options granted. An adjustment is made for dividends not distributed during the vesting period. Non-market vesting conditions are included in assumptions about the number of shares and options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of shares and options expected to vest. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

1.22 Obligations for pensions and similar employee benefits
Group companies operate various pension schemes. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Some Group companies provide **post-retirement health care benefits** to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, are charged or credited to the income statement over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

For **defined contribution plans**, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. Contributions to defined contribution plans are recorded in the income statement in the period to which they relate.

For **defined benefit plans**, the amount to be recognized in the provision is determined using the Projected Unit Credit Method, according to which, each period of employee service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. Actuarial valuation techniques that take into consideration the demographic and financial assumptions are used to determine the carrying value of the net post-employment liability. Independent actuaries perform these valuations.

The portion of the actuarial gains and losses to be recognized as income or expense is the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year over the greater of 10% of the present value of the defined benefit obligation at that date or 10% of the fair value of any plan assets at that date, divided by the expected average remaining working lives of the employees participating in the plan.

Termination benefits are provided for in accordance with the legal requirements of certain countries. Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

The charges for defined benefit plans, defined contribution plans and termination benefits are included in personnel expenses and reported in the income statement under the corresponding functions of the related employees and in expenses for restructuring and impairment.

1.23 Provisions

Provisions are recognized when the Group has a binding present obligation. This may be either legal because it derives from a contract, legislation or other operation of law, or constructive because the Group created valid expectations on the part of third parties by accepting certain responsibilities. To record such an obligation it must be probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation. The amount recognized as a provision is the best estimate (most probable outcome) of the expenditure required to settle the present obligation at the balance sheet date. The non-current provisions are discounted if the impact is material.

1.24 Research and development

Research and development expenses are capitalized to the extent that the recognition criteria according to IAS 38 are met. The Group considers that regulatory and other uncertainties inherent in the development of key new products preclude it from capitalizing development costs. At the balance sheet date, no research and development projects met the recognition criteria. Laboratory buildings and equipment included in property, plant and equipment are depreciated over their estimated useful lives. The reason for this practice is the structure of research and development in the industries that Clariant engages in, making it difficult to demonstrate how singular intangible assets will generate probable future economic benefits.

1.25 Segment reporting

Clariant is divided operationally on a worldwide basis into the following five divisions, which at the same time are the Group's reportable business segments:

- Textile, Leather & Paper Chemicals
- Pigments & Additives
- Functional Chemicals
- Life Science Chemicals
- Masterbatches

These Divisions which are based on internal management structures, are best described as follows:

The **Textile, Leather & Paper Chemicals Division** is a supplier of specialty chemicals and dyes for the textile, leather and paper industries. Textile dyes include dispersion, reactive, acid and sulfur dyes. The Textile Business encompasses special chemicals for pretreatment, dyeing, printing and finishing of textiles. Optical brighteners and chemicals for functional treatment are also part of the range. The Paper Business supplies paper dyes, optical brighteners and process and pulping chemicals. The Leather Business produces chemicals for refining. Its offering includes all chemicals for finishing and dyeing as well as a complete range of wet-end chemicals.

The **Pigments & Additives Division** develops and produces pigments for paints and lacquers, for plastics and for special applications. The product range includes high-performance pigments to meet the specific demands of the automotive and electronics industries. Printing pigments are supplied to the printing ink industry, and, increasingly, for non-impact printing, ink jet and laser printing. The core business also includes additives to improve heat resistance as well as light and weather resistance of plastics and paint. Halogen-free flame retardants are used in protective coatings, resins, thermoplastics and polyester fibers. The division's portfolio also includes high-quality waxes based on various materials.

The **Functional Chemicals Division's** products are based on surfactants and polymers. The Detergents Business, which offers anionic and cationic surfactants, as well as bleach activators, is a partner to the detergent industry. Performance Chemicals supplies such different industries as personal care products, crop protection, paints, lacquers and plastics. The Process Chemicals Business markets products for the production and refining of oil and natural gas and for metalworking, mining and the aerospace and automotive industry.

The **Life Science Chemicals Division** has two Businesses. The Pharma Business is a service partner for the launch of new drugs and supplies customer-specific late stage intermediates with a high degree of synthesis, patented active ingredients and around 30 different generic active substances. Specialty Fine Chemicals covers a wide range of industrial applications with its silane derivatives, glyoxalic acid derivatives and diketene-based chemicals. It also supplies precursors and active ingredients for crop protection agents.

The **Masterbatches Division** supplies color and additive concentrates and special mixtures of these components mainly for plastic processors. At the local level each of the division's production plants provides a complete technical service for all products and applications.

Corporate: Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense, which are not directly attributable to specific divisions.

The Group's divisions are business segments that offer different products. These business segments are managed separately because they manufacture, distribute and sell distinct products, which require differing technologies and marketing strategies. These products are also subject to risks and returns that are different from those of other business segments. Geographical segments provide products within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments. The Group designates business segments as its primary reportable segments and geographical segments as its secondary reportable segments.

Segment revenue is revenue reported in the company's income statement that is directly attributable to a segment and the relevant portion of the company income that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments.

Segment expense is an expense resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis, including expenses relating to sales to external customers and expenses relating to transactions with other segments.

Intersegment sales are determined on an arm's length basis.

Division and business net operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Corporate assets and liabilities principally consist of net liquidity (cash, cash equivalents and other current financial assets less financial debts) and deferred and current taxes.

1.26 Treasury shares
Treasury shares are deducted from equity at their par value of CHF 4.75 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of treasury shares are recorded in retained earnings.

1.27 Dividend distribution
Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

1.28 Non-current assets (or disposal groups) held for sale
Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

The Group did not have any non-current assets (or disposal groups) held for sale at the balance sheet date.

1.29 Share capital
All issued shares are ordinary shares and as such are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

1.30 Financial debt
Financial debt is recognized initially at fair value, net of transaction costs incurred. Financial debt is subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the financial debt.

Financial debt is classified as a current liability where it is due within 12 months from the balance sheet date. This includes the portion of non-current debt that is due within 12 months. Financial debt is classified as a non-current liability where the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

1.31 Investments
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments on initial recognition and reevaluates this designation at every reporting date.

- Financial assets at fair value through profit or loss: This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

- Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money and goods directly to a debtor with no intention of trading the receivable. They are included in current assets in the balance sheet.
- Held-to-maturity investments: Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.
- Available-for-sale financial assets: Available-for-sale financial assets are non-derivatives that are either designated to the category or not classified to any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. There were no outstanding balances in the reporting periods presented.

Purchases and sales of investments are recognized on settlement date, that is the date on which the Group receives or delivers the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest rate method. Realized and unrealized gains and losses arising from changes in the fair value of the 'financial assets at fair value through the profit or loss' category are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

1.32 Emission rights

In 2005 the European Union started a system whereby companies are granted certain amounts of rights to emit carbon dioxide. These rights are initially granted free of charge and can be exchanged with other companies. At present the accounting for such emission rights is not clearly regulated by IFRS. Clariant accounts for these rights as follows:

At the time the Group receives emission rights from the governments, these are recognized as intangible assets at fair value (usually represented by the market price). The difference between the amount paid which is usually nil, since the rights are assigned by the governments free of charge, and the fair value of the emission right is recognized as a liability.

When the rights are used in operating activities, this is recognized by recording an expense based on the actual emission in the income statement and a liability in the balance sheet. At the same time, the liability recorded on initial recognition of the emission right is released proportionally to the income statement. At the end of the reporting period the liability recorded as a result of the use of the emission rights and the asset initially recognized for emission rights are offset against each other. If any emission rights are purchased from third parties, they are recorded at historical costs which is usually fair value.

The carrying values of emission rights and the corresponding liability are not revalued due to the subsequent fluctuations in market price.

When emission rights are sold the respective amount recognized as an intangible asset and the respective amount recognized as a liability in the balance sheet are derecognized. The difference between the sale price obtained in the disposal and the net amount of the intangible asset and the liability derecognized is recorded as an income or an expense in the income statement.

2. Financial risk management

2.1 Financial risk factors. The group's activities expose it to a variety of financial risks: market risk (including currency rate risk, cash flow risk, interest rate risk and price risk), credit risk, liquidity risk and settlement risk. The groups' overall risk management program focuses on the unpredictability of financial markets and seeks to reduce potential adverse effects on the group's financial performance at reasonable hedging costs. The group uses derivative financial instruments to hedge certain risk exposures.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by Management and the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the group's operating units. Written principles for overall foreign exchange risk, credit risk, use of derivative financial instruments, non-derivative financial instruments and investing excess liquidity (counterparty risk) are in place.

Market Risk

- Foreign exchange risk: The group operates internationally and is exposed to foreign exchange risks arising from various currency exposures, primarily with respect to the euro and the US dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

  To manage the foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the group use forward contracts and FX options, according to the group's foreign exchange risk policy. Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible, in close coordination with the group's operating units, for managing the net position in each foreign currency by performing appropriate hedging actions.

  The group's risk management policy is to selectively hedge net transaction FX exposures in each major currency according to defined hedging ratios.

  The group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the group's foreign operations are managed primarily through borrowings denominated in the relevant foreign currency.

- Cash flow and fair value interest rate risk: As the group has no significant interest-bearing assets, the group's income and operating cash flows are substantially independent of changes in market interest rates.

  The group's interest rate risk mainly arises from financial debt. Financial debt issued at variable rates expose the group to cash flow interest rate risk. Financial debt issued at fixed rates expose the group to fair value interest rate risk. Group policy is to maintain more than 50% of its borrowings in fixed rate instruments, provided the risk of rising interest rates is seen to be material. Downside interest views allow for a lower fixed rate portion of interest bearing financial debt. At year end, 43% of financial debt was at fixed rates.

Credit risk

The group has no significant concentration of credit risk. It has a group credit risk policy in place to ensure that sales of products are made to customers after an appropriate credit limit allocation process. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. The group has limits that restrict the amount of cash being held with financial institutions as well as the amount of open transactions based on their credit ratings.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient, but not excessive, cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying business, Group Treasury aims to maintain flexibility in funding by keeping reasonable amounts of committed credit lines available.

Settlement risk

Settlement risk is the risk that a settlement in a transfer system does not take place as expected. It is part of operational risk that comprises all kinds of risks that arise from weak or inadequate internal processes within the Group, but also due to human and system-based failures.

The group manages settlement risk by relying on a safe and efficient payment system, by entering into financial transactions only with established counterparties which have integrity and are technically able to settle transactions, and by double checking the deal details (derivatives and loans) through the Treasury middle office.

2.2 Fair value estimation. The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for non-current debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

3. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1 Critical accounting estimates and assumptions

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(1) Estimated impairment of goodwill and property, plant and equipment

The group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated above in note 1.12. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. In the same procedure the recoverable value of property, plant and equipment is also assessed according to the same rules. These calculations require the use of estimates, in particular in relation to the expected growth of sales, discount rates, the development of raw material prices and the success of the restructuring measures which are being implemented as part of the restructuring program (See notes 5 and 27).

(2) Environmental liabilities

The group is exposed to environmental regulations in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for environmental remediation. The group constantly monitors its sites to ensure compliance with legislative requirements and to assess the liability arising from the need to adapt to changing legal demands. The group recognizes liabilities for environmental remediation based on the latest assessment of the environmental situation of the individual sites and the most recent requirements of the respective legislation. Where the final remediation results in expenses that differ from the amounts that were previously recorded, such differences will impact the income statement in the period in which such determination was made (See notes 16, 19 and 32).

(3) Income and other taxes

The group is subject to income and other taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income and other taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provision in the period in which such determination is made.

(4) Estimates for the accounting for employee benefits

IAS 19, *Employee benefits* requires that certain assumptions are made in order to determine the amount to be recorded for retirement benefit obligations and pension plan assets, in particular for defined benefit plans. These are mainly actuarial assumptions such as expected inflation rates, long-term increase in health care costs, employee turnover, expected return on plan assets and discount rates. Substantial changes in the assumed development of any one of these variables may significantly change the Group's retirement benefit obligation and pension plan assets (See note 15).

4. Property, plant and equipment

CHF mn	Land	Buildings	Machinery and equipment	Furniture, vehicles, computer hardware	Plant under construction	Total	Insured value at 31 December
At 1 January 2004							
Cost	637	2 392	5 132	577	163	8 901	
Accumulated depreciation	- 151	- 1 508	- 3 983	- 483	–	- 6 125	
Net book value	**486**	**884**	**1 149**	**94**	**163**	**2 776**	
Additions	3	25	95	18	148	289	
Reclassifications	- 1	27	102	10	- 138	0	
Disposals	- 27	- 73	- 78	- 12	- 23	- 213	
Depreciation		- 64	- 207	- 35		- 306	
Impairment		- 17	- 21	- 1		- 39	
Exchange rate differences	- 17	- 21	- 26	0	- 3	- 67	
At 31 December 2004	**444**	**761**	**1 014**	**74**	**147**	**2 440**	
Cost	593	2 274	4 893	508	147	8 415	
Accumulated depreciation	- 149	- 1 513	- 3 879	- 434	–	- 5 975	
Net book value	**444**	**761**	**1 014**	**74**	**147**	**2 440**	**9 862**
Additions	6	21	78	18	225	348	
Acquisitions	5		1			6	
Reclassifications	- 7	51	109	10	- 163	0	
Disposals	- 4	- 4	- 23	- 1	- 2	- 34	
Depreciation		- 61	- 182	- 30		- 273	
Impairment	- 5	- 17	- 54			- 76	
Reversal of impairment		1	16			17	
Exchange rate differences	24	76	62	7	8	177	
At 31 December 2005	**463**	**828**	**1 021**	**78**	**215**	**2 605**	
Cost	619	2 480	5 088	526	215	8 928	
Accumulated depreciation	- 156	- 1 652	- 4 067	- 448		- 6 323	
Net book value	**463**	**828**	**1 021**	**78**	**215**	**2 605**	**10 074**

The capitalized cost of PPE under finance lease contracts at 31 December 2005 amounts to CHF 27 million with a book value of CHF 25 million (2004: CHF 25 million and CHF 10 million respectively). Assets held under finance lease contract are mainly buildings. The corresponding liability related to finance lease contracts is disclosed in note 14.

As at 31 December 2005, commitments for the purchase of PPE totaled CHF 41 million (2004: CHF 45 million).

5. Intangible assets

CHF mn	Goodwill	Other	**Total**
At 1 January 2004			
Cost	2 807	129	2 936
Accumulated amortization	- 2 388	- 97	- 2 485
Net book value	**419**	**32**	**451**
Additions	17	8	25
Disposals	- 17	- 12	- 29
Amortization	- 30	- 10	- 40
Exchange rate differences	- 2		- 2
At 31 December 2004	**387**	**18**	**405**
Cost	2 807	113	2 920
Accumulated amortization	- 2 420	- 95	- 2 515
Net book value	**387**	**18**	**405**
Additions	12	5	17
Amortization		- 10	- 10
Exchange rate differences	4	2	6
At 31 December 2005	**403**	**15**	**418**
Cost[1]	403	122	525
Accumulated amortization		- 107	- 107
Net book value	**403**	**15**	**418**

[1] Accumulated amoritization as at 1 January 2005 has been eliminated with a corresponding decrease in the cost of goodwill.

The amount reported as goodwill is the result of a number of acquisitions in various divisions. The principal amount is the goodwill arising on the acquisition of BTP in 2000 with a carrying amount of CHF 330 million pertaining to the Textile, Leather & Paper Chemicals Division. All goodwill is tested annually for impairment. Other intangibles comprise patents, trademarks and software etc. Clariant does not have any internally generated intangible assets.

Additions to the carrying amount of goodwill in 2005 mainly include CHF 3 million of goodwill arising from the purchase of business activities (see note 24) and CHF 8 million from the purchase of minority shares of Colour-Chem Ltd, Mumbai, a fully consolidated subsidiary of the Group. In addition to that, CHF 1 million of goodwill arising from the purchase of minority shares of various fully consolidated subsidiaries of the Group was recognized.

Impairment test for goodwill.

Goodwill is allocated to the Group's cash generating units (CGUs). CGUs consist of either business segments in accordance with the Group's segment reporting or, in the case where independent cash flows can be identified, of parts of the respective Business segment.

Goodwill is allocated to the following CGUs:

CHF mn	**31.12.2005**	31.12.2004
Textiles	6	3
Leather	331	331
Pigments & Additives	29	24
Masterbatches	30	27
Functional Chemicals	7	2
Net book value at 31 December 2005	**403**	**387**

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated. The main assumption used for cash flow projections were EBITDA in percent of sales and sales growth. The assumptions regarding these two variables are based on management's past experience and future expectations of business performance. The pre-tax discount rates used are based on the Group's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The assumed discount rate was 9% for all cash generating units.

The most important part of goodwill is the amount of CHF 330 million remaining from the BTP acquisition in 2000. This goodwill is allocated to the CGU Leather. For the impairment testing procedure it was assumed that the CGU would achieve sales growth above market growth for the planning period. It was also assumed that EBITDA in percent of sales will increase over present performance due to the optimization of structural costs. If the assumed growth rate was reduced by 1%, the carrying amount of the CGU Leather would exceed its recoverable amount by approximately CHF 19 million. The CGU Leather's recoverable amount and the carrying amount would be equal if the assumed rate of sales growth was reduced by 0.6%.

The CGU Masterbatches holds goodwill in the amount of CHF 30 million. For the impairment testing procedure it was assumed that the CGU will achieve sales growth slightly above market growth for the planning period. It was also assumed the EBITDA in percent of sales will improve over present performance as a result of the restructuring measures implemented. The CGU Pigments & Addditives holds goodwill in the amount of CHF 29 million. For the impairment testing procedure it was assumed that the CGU will achieve sales growth above market growth. It was also assumed that the EBITDA in percent of sales will improve over present performance as a result of the restructuring measures implemented.

6. Investments in associates

CHF mn	2005	2004
Beginning of the year	277	312
Effect of the restatement[1]		51
Beginning of the year (restated)	**277**	**363**
Acquisitions and disposals	3	- 69
Share of profit/loss	23	26
Dividends received	- 24	- 31
Reclassifications to other assets	- 2	- 5
Exchange rate differences	5	- 7
End of the year	**282**	**277**

[1] Restated, refer to note 1.04 for details.

The key financial data of the Group's principal associates are as follows:

CHF mn	Country of incorporation	Assets	Liabilities	Revenue	Profit/ Loss	% Interest held
2004						
Infraserv GmbH & Co. Höchst KG	Germany	1 088	557	1 399	45	32
Infraserv GmbH & Co. Gendorf KG	Germany	183	83	291	9	50
Infraserv GmbH & Co. Knapsack KG	Germany	170	64	233	6	21
Others		95	50	373	4	–
Total		**1 536**	**754**	**2 296**	**64**	

CHF mn	Country of incorporation	Assets	Liabilities	Revenue	Profit/ Loss	% Interest held
2005						
Infraserv GmbH & Co. Höchst KG	Germany	1 039	525	1 260	35	32
Infraserv GmbH & Co. Gendorf KG	Germany	195	99	306	8	50
Infraserv GmbH & Co. Knapsack KG	Germany	169	64	240	8	21
Others		113	61	239	8	–
Total		**1 516**	**749**	**2 045**	**59**	

There were no unrecognized losses in the years 2005 and 2004. No accumulated unrecognized losses existed as at the Balance sheet date.

7. Financial assets

CHF mn	2005	2004[1]
Beginning of the year	47	2
Exchange rate differences	- 1	- 1
Accrued interest	3	–
Reclassification from associates	–	5
Additions	–	41
Capital reduction and disposals	- 2	–
End of the year	**47**	**47**

Financial assets include the following:

CHF mn	31.12.2005	31.12.2004[1]
Vendor loan note	44	41
Other investments	3	6
Total	**47**	**47**

[1] Restated. Pension plan asset is now shown separately on the face of the Balance sheet.

The Vendor loan note was accepted as part of the payment for the disposal of Electronic Materials in 2004.

The carrying amounts of the above assets are classified as follows:

CHF mn	31.12.2005	31.12.2004
Held to maturity	44	41
Designated at fair value through profit or loss	3	6
Total	**47**	**47**

8. Taxes

CHF mn	2005	2004[1]
Current income taxes	- 68	- 139
Deferred income taxes	- 10	- 2
Total	**- 78**	**- 141**

[1] Restated, refer to note 1.04 for details.

The main elements contributing to the difference between the Group's overall expected tax expense/rate and the effective tax expense/rate are:

	2005		2004[1]	
	CHF mn	%	CHF mn	%
Income before tax	**270**		**300**	
Expected tax expense/rate[2]	**- 75**	27.8	**- 96**	32.0
Effect of taxes on items not tax-deductible	- 34	12.6	- 46	15.5
Effect of utilization and changes in recognition of *tax losses and tax credits*	40	- 14.8	15	- 5.1
Effect of tax losses and tax credits of current year not recognized	- 8	3.0	- 4	1.3
Effect of adjustments to current taxes due to prior periods	10	- 3.7	- 8	2.6
Effect of tax exempt income	2	- 0.8	14	- 4.7
Effect of other items	- 13	4.8	- 16	5.4
Effective tax expense/rate	**- 78**	28.9	**- 141**	47.0

[1] Restated, refer to note 1.04 for details.
[2] Calculated based on the income before tax of each subsidiary (weighted average).

Compared to 2004 the expected tax rate was significantly lower in 2005 because a larger part of the profit was incurred in low tax countries.

The movement of the net deferred tax balance is as follows:

CHF mn	2005	2004
Beginning of the year	- 129	- 128
Exchange rate differences	- 1	1
Income statement charge	- 10	- 2
End of the year	**- 140**	**- 129**

8. Taxes (continued)

The deferred tax assets and liabilities arose as follows on the different types of temporary differences:

CHF mn	31.12.2005	31.12.2004[1]
Deferred tax liabilities on:		
PPE and intangible assets	380	318
Prepaid pensions, other accruals and provisions	10	70
Total deferred tax liabilities	**390**	**388**
Deferred tax assets on:		
PPE and intangible assets	68	63
Retirement benefit obligations	84	83
Tax losses carried forward and tax credits	41	45
Other accruals and provisions	57	68
Total deferred tax assets	**250**	**259**

[1] Restated, refer to note 1.04 for details.

Deferred tax assets capitalized on tax losses carried forward comprise a tax loss capitalized in the French subsidiaries in the amount of CHF 18 million. Clariant is confident it can recover this tax loss as a result of the efforts made both in the restructuring program and in the implementation of the new Principal structure.

The total of temporary differences on investments in subsidiaries, for which no deferred taxes were calculated, was CHF 1 024 million at 31 December 2005 (CHF 1 173 million at 31 December 2004).

Tax losses on which no deferred tax assets were calculated are as follows:

CHF mn	31.12.2005	31.12.2004
Expiry by:		
2005	–	34
2006	32	32
2007	31	31
2008	699	930
2009	640	–
after 2009 (2004: after 2008)	753	1 289
Total	**2 155**	**2 316**

CHF mn	31.12.2005	31.12.2004
Unrecognized tax credits	6	3

The tax credits expire between 2006 and 2011.

9. Inventories

CHF mn	31.12.2005	31.12.2004
Raw material, consumables, work in progress	597	522
Finished products	938	803
Total	**1 535**	**1 325**

CHF mn	2005	2004
Movements in write-downs of inventories		
Beginning of the year	68	100
Write-downs on inventories	71	48
Reversal of write-downs	- 64	- 80
End of the year	**75**	**68**

The Cost of inventories recognized as an expense and included in Costs of goods sold amounted to CHF 3 593 million (2004: CHF 3 538 million).

10. Trade receivables

CHF mn	31.12.2005	31.12.2004[1]
Trade receivables gross	1 555	1 439
Less: provision for impairment of trade receivables	- 67	- 65
Total trade receivables - net	**1 488**	**1 374**

[1] Restated, refer to note 1.04 for details.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The Group has recognized a loss of CHF 22 million (2004: CHF 17 million) for the impairment of trade receivables during the year ended 31 December 2005. The loss has been included in marketing and distribution in the income statement.

The amount recognized in the books for trade receivables is equal to their fair value.

11. Other current assets

Other current assets include the following:

CHF mn	31.12.2005	31.12.2004[1]
Other receivables	229	226
Current financial assets	45	153
Prepaid expenses and accrued income	70	40
Total	**344**	**419**

[1] Restated, refer to note 1.04 for details.

Other receivables include staff loans, advances, advance payments and deposits.

Current financial assets include deposits with a term exceeding 90 days, securities and loans to third parties and are classified as financial assets at fair value through profit or loss at inception.

12. Cash and cash equivalents

CHF mn	31.12.2005	31.12.2004
Cash at bank and on hand	215	306
Short-term bank deposits	8	1 171
Total	**223**	**1 477**

The effective interest rate on short-term bank deposits in CHF was 0.68% (2004: 0.46%); these deposits have an average maturity of 70 days.

The effective interest rate on short-term bank deposits in EUR was 2.07% (2004: 2.0%); these deposits have an average maturity of 1.7 days.

There were no major cash flows on short-term bank deposits denominated in other currencies.

13. Changes in share capital and treasury shares

Registered shares each with a par value of CHF 4.75 (2004: CHF 5)	Number of shares 2005	Par value 2005 CHF mn	Number of shares 2004	Par value 2004 CHF mn
At 1 January	230 160 000	1 093	153 440 000	767
Issuance of share capital			76 720 000	384
At 31 December	**230 160 000**	**1 093**	**230 160 000**	**1 151**
Treasury shares	- 3 867 293	- 18	- 3 388 421	- 17
Outstanding capital at 31 December	**226 292 707**	**1 075**	**226 771 579**	**1 134**

Treasury shares (number of shares)	2005	2004
Holdings at 1 January	3 388 421	3 532 869
Adjustment due to the inclusion of employee participation fund shares	–	266 020
Holdings at 1 January (restated)	3 388 421	3 798 889
Shares purchased at fair market value	1 060 000	721 642
Shares sold at fair market value	- 150 000	- 800 000
Shares transferred to employees	- 431 128	- 332 110
Holdings at 31 December	**3 867 293**	**3 388 421**

All shares are duly authorized and fully paid in.

Dividends are paid out as and when declared and are paid out equally on all shares, including treasury shares.

In accordance with Article 5 of the Articles of Incorporation, no limitations exist with regard to the registration of shares which are acquired in one's own name and on one's own account. Special rules exist for nominees.

In accordance with Article 12 of the Articles of Incorporation, each share has the right to one vote. A shareholder can only vote for his own shares and for represented shares, up to a maximum of 10% of the total share capital.

14. Non-current financial debts

CHF mn	Interest rate in %	Term	**Original amount**	Repurchased	**Net amount 31.12.2005**	Net amount 31.12.2004
Straight bonds	4.125	1996–2006	200	- 41	159	154
Straight bonds	3.750	1997–2007	200	- 25	175	175
Straight bonds	3.000	1998–2005	250	- 250	–	201
Straight bonds	4.250	2000–2008	500	- 116	384	384
Total straight bonds			**1 150**	**- 432**	**718**	**914**
Liabilities to banks and other financial institutions[1]					**57**	**1 424**
Obligations under finance leases					**22**	**7**
Subtotal					**797**	**2 345**
Less current portion					**- 198**	**- 622**
Total					**599**	**1 723**
Breakdown by maturity				2006		345
				2007	180	644
				2008	393	555
				2009		171
				2010		
				thereafter	26	8
Total					**599**	**1 723**
Breakdown by currency				CHF	559	793
				EUR	24	287
				USD	3	–
				JPY	–	603
				other	13	40
Total					**599**	**1 723**
Fair value comparison (including current portion)						
Straight bonds					744	950
Others					79	1 507
Total					**823**	**2 457**
Total net book value of assets pledged as collateral for financial debts					**101**	**66**
Total collaterized financial debts					22	28

[1] Average interest rate in 2005: 4.3% (2004: 4.7%).

In 2005, bonds in the amount of CHF 201 million were paid back on expiry in order to reduce financial debt (CHF 250 million in 2004).

In 2005, drawings under two facilities were prematurely repaid in the amount of CHF 964 million.

Covenants. After having paid back substantial amounts of bank loans, Clariant Ltd is now borrowing and guaranteeing all obligations under one remaining syndicated bank facility. The facility ranks pari passu with all other unsubordinated third-party debt.

The facility contains customary covenants that restrict the sale of assets, mergers, liens, sale-leaseback transactions and acquisitions, and requires the Group to maintain specified interest cover ratios. These ratios are tested at the end of each financial half-year. The facility does not affect the ability of the Group to utilize its accounts receivable securitization program. The Group is in compliance with all covenants.

Exposure of the Group's borrowings to interest rate changes

- Bonds: The interest rates of all bonds are fixed.
- Liabilities to banks and other financial institutions: Mostly consisting of syndicated bank loans with variable interest rates (LIBOR plus applicable margin according to a defined pricing grid based on the Group's performance).
- Other financial debt: Mostly current debt at variable interest rates.

15. Retirement benefit obligations

Apart from the legally required social security schemes, the Group has numerous independent pension plans. The assets are principally held externally. For certain Group companies however, no independent assets exist for the pension and other non-current employee benefit obligations. In these cases the related liability is included in the balance sheet.

Defined benefit post-employment plans

Defined benefit pensions and termination plans cover the majority of the Group's employees. Future obligations and the corresponding assets of those plans considered as defined benefit plans under IAS 19 are reappraised annually and reassessed at least every three years by independent actuaries. Assets are valued at fair values. US employees transferred to Clariant with the Hoechst Specialty Chemicals business remain insured with Hoechst for their pension claims incurred prior to 30 June 1997.

Post-employment medical benefits

The Group operates a number of post-employment medical benefit schemes in the USA, Canada and France. The method of accounting for the liabilities associated with these plans is similar to the one used for defined benefit pension schemes. These plans are not externally funded, but are covered by provisions in the balance sheets of the Group companies concerned.

Expenses for net benefits are recorded in the same line and function in which the personnel costs are recorded.

Changes in the present value of defined benefit obligations:

CHF mn	Pension plans (funded and unfunded)		Post-employment medical benefits (unfunded)	
	2005	2004	**2005**	2004
Beginning of the year	1 828	1 764	86	113
Current service cost	54	61	2	2
Interest costs on obligation	83	85	5	6
Contributions to plan by employees	11	12	–	–
Benefits paid out to personnel in reporting period	- 92	- 64	- 5	- 3
Actuarial loss (gain) of reporting period	155	–	12	–
Past service costs (gains) of reporting period	–	–	–	- 24
Termination benefits	–	24	–	–
Losses (gains) on curtailments or settlements	2	- 2	–	- 1
Reduction in obligations due to divestitures	- 7	- 24	–	–
Exchange rate differences	63	- 28	13	- 7
End of the year	**2 097**	**1 828**	**113**	**86**

Changes in the fair value of plan assets:

CHF mn	**2005**	2004
Beginning of the year	1 310	1 243
Expected return on plan assets	72	67
Contributions to plan by employees	11	12
Contributions to plan by employer	69	40
Benefits paid out to personnel in reporting period	- 66	- 43
Actuarial gain (loss) of reporting period	123	31
Termination benefits	–	- 6
Gains (losses) on curtailments or settlements	–	- 2
Reduction in assets due to divestitures	–	- 9
Exchange rate differences	48	- 23
End of the year	**1 567**	**1 310**

The Group expects to contribute CHF 44 million to its defined benefit pension plans in 2006.

The pension plan assets include registered shares issued by the company with a fair value of CHF 397 000 at 31 December 2005 (2004: CHF 124 000).

The amounts recognized in the balance sheet:

CHF mn	Defined benefit pension plans		Post-employment medical benefits		Total	
	2005	2004	**2005**	2004	**2005**	2004
Present value of funded obligations	- 1 653	- 1 475			- 1 653	- 1 475
Fair value of plan assets	1 567	1 310			1 567	1 310
Deficit	**- 86**	**- 165**			**- 86**	**- 165**
Present value of unfunded obligations	- 444	- 353	- 113	- 86	- 557	- 439
Unrecognized actuarial losses (gains)	251	219	16	3	267	222
Unrecognized past service costs (gains)			- 20	- 20	- 20	- 20
Net liabilities in the balance sheet	**- 279**	**- 299**	**- 117**	**- 103**	**- 396**	**- 402**

Thereof recognized in:

CHF mn	**2005**	2004	**2005**	2004	**2005**	2004
Defined benefit obligation	- 356	- 348	- 117	- 103	- 473	- 451
Prepaid pension assets	77	49	–	–	77	49
Net liabilities in the balance sheet for defined benefit plans	**- 279**	**- 299**	**- 117**	**- 103**	**- 396**	**- 402**

The amounts recognized in the income statement:

CHF mn	**2005**	2004	**2005**	2004	**2005**	2004
Current service cost	- 54	- 61	- 2	- 2	- 56	- 63
Interest cost	- 83	- 85	- 5	- 6	- 88	- 91
Expected return on plan assets	72	67	–	–	72	67
Net actuarial losses recognized in the current year	- 9	- 13	–	–	- 9	- 13
Past service costs recognized in the current year	–	–	3	2	3	2
Termination benefits	–	- 30	–	–		- 30
Effect of curtailments and settlements	- 1	- 9	–	–	- 1	- 9
Total expenses	- 75	- 131	- 4	- 6	- 79	- 137
Actual return on plan assets	**195**	**98**			**195**	**98**

Reconciliation to prepaid pension assets and retirement benefit obligations reported in the balance sheet:

CHF mn	**2005**	2004
Defined benefit obligation	- 473	- 451
Defined contribution obligation	- 34	- 28
Retirement benefit obligations	**- 507**	**- 479**
Prepaid pension assets	**77**	**49**
Net retirement benefit obligations recognized	**- 430**	**- 430**

The major categories of plan assets as a percentage of total plan assets:

	2005 %	2004 %
Equities	46	46
Bonds	31	27
Cash	7	12
Property	9	9
Alternative investments	7	6

Principal actuarial assumptions at the balance sheet date in % weighted average:

	2005 %	2004 %
Discount rate	4.0	4.6
Expected return on plan assets	5.4	5.3
Expected inflation rate	2.4	2.8
Long-term increase in health care costs	9.5	9.4

A one percentage point change in health care cost trend rates would have the following effects:

CHF mn	One percentage point increase	One percentage point decrease
Effect on the aggregate of the service cost and interest cost	1	- 1
Effect on defined benefit obligation	8	- 6

Amounts for current and previous period:

Defined benefit pension plans CHF mn	**2005**	**2004**
Defined benefit obligation for pension plans, funded and unfunded	- 2 097	- 1 828
Fair value of plan assets	1 567	1 310
Deficit	**- 530**	**- 518**
Experience adjustments on plan liabilities	155	
Experience adjustments on plan assets	123	31

Post-employment medical benefits CHF mn	**2005**	**2004**
Defined benefit obligation for post-employment medical plans	- 113	- 86
Experience adjustments on plan liabilities	12	

Defined contribution post-employment plans.
In 2005, CHF 34 million were charged to the income statements of the Group companies as contributions to defined contribution plans (2004: CHF 34 million).

16. Movements in provisions for non-current liabilities

CHF mn	Non-current environmental provisions	Non-current personnel provisions[1]	Non-current restructuring provisions	Other non-current provisions	**Total provision for non-current liabilities 2005**	Total provision for non-current liabilities 2004[2]
At 1 January	204	77	–	38	319	356
Additions	1	18	1	14	34	57
Reclassifications	- 26	- 20	2	1	- 43	–
Amounts used	- 9	- 14		- 4	- 27	- 72
Unused amounts reversed	- 1	- 12		- 5	- 18	- 15
Changes due to the passage of time and changes in discount rates	3	1		1	5	3
Exchange rate differences	9		3	7	19	- 10
At 31 December	**181**	**50**	**6**	**52**	**289**	**319**
Debts falling due						
Between 1 and 3 years	39	11	5	12	67	65
Between 3 and 5 years	15	21	1	8	45	35
Over 5 years	127	18		32	177	219
At 31 December	**181**	**50**	**6**	**52**	**289**	**319**

[1] Restated for separate disclosure of retirement benefit obligation on the face of the Balance sheet.

[2] Restated, refer to note 1.04 for details.

Environmental provisions. Provisions for environmental liabilities are made when there is a legal or constructive obligation for the Group which will result in an outflow of economic resources. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of the cost to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties.

The environmental provisions reported in the balance sheet concern a number of different obligations, mainly in Switzerland, the United States, Germany, the United Kingdom, Brazil and Italy.

Provisions are made for remedial work where there is an obligation to remedy environmental damage, as well as for containment work where required by environmental regulations. All provisions relate to environmental liabilities arising in connection with activities that occurred prior to the date when Clariant took control of the relevant site.

Non-current personnel provisions. Non-current personnel provisions include compensated long-term absences such as sabbatical leave, jubilee or other long-service benefits, non-current disability benefits, profit sharing and bonuses payable twelve months or more after the end of the period in which they are earned.

Restructuring provisions. Restructuring provisions are established where there is a legal or constructive obligation for the Group that will result in the outflow of economic resources and which is expected to occur twelve months or more after the end of the reporting period. The term restructuring refers to activities that have as a consequence, staff redundancies and the shutdown of production lines or entire sites. However, expenses for termination benefits which are borne by the pension and termination plans are included in pension plan liabilities.

Other non-current provisions. Other non-current provisions include provisions for obligations relating to tax and legal cases in various countries where settlement is expected after twelve months or more.

All non-current provisions are discounted to reflect the time value of money where material. Discount rates reflect current market assessments of the time value of money and the risk specific to the provisions in the respective countries.

17. Trade payables

CHF mn	**31.12.2005**	31.12.2004
Trade payables	746	646
Accruals	308	353
Other payables	151	166
Total	**1 205**	**1 165**

18. Current financial debts

CHF mn	**31.12.2005**	31.12.2004[1]
Banks and other financial institutions (including employee's accounts)	939	550
Current portion of non-current financial debts	198	622
Total	**1 137**	**1 172**

[1] Restated, refer to note 1.04 for details.

19. Movements in provisions for current liabilities

Environmental provisions. Provisions for environmental liabilities are made when there is a legal or constructive obligation for the Group which will result in an outflow of economic resources. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties, and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of the cost to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties. The environmental provisions reported in the balance sheet concern a number of different obligations, mainly in Switzerland, the United States, Germany, the United Kingdom, Brazil and Italy.

Provisions are made for remedial work where there is an obligation to remedy environmental damage, as well as for containment work where required by environmental regulations. All provisions relate to environmental liabilities arising in connection with activities that occurred prior to the date when Clariant took control of the relevant site.

Restructuring provisions. Restructuring provisions are established where there is a legal or constructive obligation for the Group that will result in the outflow of economic resources and which is expected to occur within the next twelve months. The term restructuring refers to activities that have as a consequence, staff redundancies and the shut-down of production lines or entire sites. However, expenses for termination benefits which are borne by the pension and termination plans are included in pension plan liabilities (see note 15).

Current personnel provisions. Liabilities from personnel costs include holiday entitlements, compensated absences such as annual leave, profit sharing and bonuses payable within twelve months, and non-monetary benefits such as medical care, housing and cars for current employees, payable within twelve months. Such provisions are accrued in proportion to the services rendered by the employees concerned.

Other current provisions. Other current provisions are recorded for liabilities (comprising tax, legal and other items in various countries) falling due within the next twelve months, for which no invoice has been received at the reporting date and/or for which the amount can only be reliably estimated.

CHF mn	Environmental provisions	Restructuring provisions	Current personnel provisions	Other current provisions	**Total provisions for current liabilities 2005**	Total provisions for current liabilities 2004
At 1 January	–	60	114	191	365	363
Additions and reclassifications	27	37	189	114	367	312
Amounts used	- 6	- 24	- 148	- 112	- 290	- 284
Unused amounts reversed	- 1	- 5	- 5	- 18	- 29	- 33
Exchange rate differences	1	1	10	6	18	7
At 31 December	**21**	**69**	**160**	**181**	**431**	**365**

20. Regional breakdown of key figures 2005 and 2004

Region CHF mn	Sales[1]		Operating income[2,5]		Number of employees at 31 December	
	2005	2004	**2005**	2004	**2005**	2004
Continuing operations						
Europe	4 111	4 154	123	209	12 664	13 595
thereof in Germany	*1 253*	*1 244*	*120*	*97*	*6 096*	*7 027*
thereof in Switzerland	*177*	*181*	*43*	*28*	*1 627*	*1 280*
The Americas	2 269	2 191	141	181	5 372	5 651
thereof in the United States	*1 082*	*1 107*	*45*	*27*	*1 923*	*2 051*
Asia/Africa/Australia	1 801	1 799	104	101	5 347	5 523
Total continuing operations	**8 181**	**8 144**	**368**	**491**	**23 383**	**24 769**
Discontinued operations						
Europe		60		- 14		
thereof in Germany		*40*		*- 4*		
The Americas		66		3		
thereof in the United States		*65*		*3*		
Asia/Africa/Australia		260		53		
Total discontinued operations	–	**386**	–	**42**	–	–
Total Group	**8 181**	**8 530**	**368**	**533**	**23 383**	**24 769**

Region CHF mn	Investments in PPE and intangibles[4]		Depreciation of PPE and intangibles[4]		Net operating assets at 31 December[3,4]	
	2005	2004	**2005**	2004	**2005**	2004
Continuing operations						
Europe	250	186	253	269	2 353	2 226
thereof in Germany	*134*	*111*	*81*	*141*	*721*	*767*
thereof in Switzerland	*42*	*16*	*39*	*39*	*287*	*161*
The Americas	69	45	59	64	908	720
thereof in the United States	*32*	*16*	*35*	*45*	*362*	*295*
Asia/Africa/Australia	34	40	30	30	838	699
Total continuing operations	**353**	**271**	**342**	**363**	**4 099**	**3 645**
Discontinued operations						
Europe		3		3		
thereof in Germany		*3*		*2*		
The Americas		15		8		
thereof in the United States		*15*		*8*		
Asia/Africa/Australia		8		11		
Total discontinued operations	–	**26**	–	**22**	–	–
Total Group	**353**	**297**	**342**	**385**	**4 099**	**3 645**

[1] Allocated by region of third-party sale's destination.
[2] Allocated by region of production and selling entity.
[3] Non-current and current assets (excluding cash and short-term deposits) less non interest-bearing liabilities.
[4] Restated to include intangibles.
[5] Restated, refer to note 1.04 for details

21. Divisional breakdown of key figures 2005 and 2004

On 30 September 2004 Electronic Materials was sold, and as a consequence is shown under discontinued activities for 2004.

In 2005 Clariant discontinued the practice of selling merchandise from *one division to another within the same legal entity. In 2004 divisional* sales still comprised such transactions in the amount of CHF 175 million. The change of this practice affected divisional sales in 2005 but *does not have any impact on Total sales.*

2004 figures were restated. For details see note 1.04.

Divisions continuing operations CHF mn	**Textile, Leather & Paper Chemicals (TLP)**		**Pigments & Additives (PA)**		**Masterbatches (MB)**	
	2005	2004	**2005**	2004	**2005**	2004
Divisional sales	*2 204*	*2 239*	*1 925*	*1 902*	*1 145*	*1 110*
Sales to other divisions	- 12	- 36	- 46	- 74	- 1	- 2
Total sales	**2 192**	**2 203**	**1 879**	**1 828**	**1 144**	**1 108**
Operating expenses	- 2 019	- 2 046	- 1 723	- 1 642	- 1 058	- 1 007
Income from associates	- 1	1	18	17	2	1
Gain/loss from the sale of discontinued operations						
Gain/loss from the sale of subsidiaries and associates		- 25		- 1		
Restructuring and impairment	- 19	- 48	- 9	- 35	- 16	- 8
Amortization of goodwill		- 22		- 5		- 3
Operating income	**153**	**63**	**165**	**162**	**72**	**91**
Interest expense						
Other financial income and expenses						
Income before taxes						
Taxes						
Net income						
Total assets	2 004	1 778	1 812	1 651	614	562
Liabilities	- 186	- 166	- 144	- 157	- 88	- 76
Total equity and minority interests	**1 818**	**1 612**	**1 668**	**1 494**	**526**	**486**
Net debts[3]						
Total net operating assets[1]	**1 818**	**1 612**	**1 668**	**1 494**	**526**	**486**
Thereof:						
Investments in PPE and intangibles for the period	91	56	87	72	33	35
Investments in associates	4	7	208	207	3	4
Operating income	153	63	165	162	72	91
Add: Systematic depreciation of PPE	72	75	71	75	29	28
Add: Impairment loss on PPE	3	8	- 12	8	5	1
Add: Amortization of goodwill		22		5		3
Add: Amortization of other intangibles					1	1
EBITDA[2]	**228**	**168**	**224**	**250**	**107**	**124**
Add: Restructuring and impairment	19	48	9	35	16	8
Less: Impairment loss on PPE (Reported under restructuring and impairment)	- 3	- 8	12	- 8	- 5	- 1
Less: Gain/loss from the sale of discontinued operations, subsidiaries and associates		25		1		
EBITDA before restructuring and disposals	**244**	**233**	**245**	**278**	**118**	**131**
Operating income	153	63	165	162	72	91
Add: Restructuring and impairment	19	48	9	35	16	8
Less: Gain/loss from the sale of discontinued operations, subsidiaries and associates		25		1		
Add: Amortization of goodwill		22		5		3
Operating income before restructuring and disposals and amortization of goodwill	**172**	**158**	**174**	**203**	**88**	**102**

[1] Within net operating assets, PPE including infrastructure, inventory, trade payables, receivables and goodwill were allocated to each division. All other balance sheet positions generally included in the calculation of net operating assets were allocated to Corporate.

[2] EBITDA is earning before interest, tax, depreciation and amortization.

[3]

Calculation of net debt CHF mn	**2005**	2004
Non-current financial debt	599	1 723
Add: Current financial debt	1 137	1 172
Less: Cash and cash equivalents	- 223	- 1 477
Less: Current deposits 90 to 365 days	- 5	- 87
Net debt	**1 508**	**1 331**

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment assets consist primarily of property, plant and equipment, goodwill, inventories, receivables and investments in associates. They exclude deferred tax assets, financial fixed assets and operating cash. Segment liabilities comprise trade payables. They exclude items such as taxation, provisions for liabilities and corporate borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangibles.

	Functional Chemicals (FUN)		Life Science Chemicals (LSC)		Total divisions continuing operations		Corporate		Total continuing operations		Discontinued operations		Total Group	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	2 095	2 034	892	1 101	8 261	8 386			8 261	8 386		386	8 261	8 772
	- 12	- 57	- 9	- 73	- 80	- 242			- 80	- 242			- 80	- 242
	2 083	**1 977**	**883**	**1 028**	**8 181**	**8 144**			**8 181**	**8 144**		**386**	**8 181**	**8 530**
	- 1 880	- 1 758	- 868	- 1 005	- 7 548	- 7 458	- 140	- 118	- 7 688	- 7 576		- 344	- 7 688	- 7 920
	7	5			26	24	- 3	2	23	26			23	26
		6		89		95	- 2		- 2	95			- 2	95
			28	- 6	28	- 32	12		40	- 32			40	- 32
	- 13	- 10	- 79	- 11	- 136	- 112	- 50	- 24	- 186	- 136			- 186	- 136
						- 30				- 30				- 30
	197	**220**	**- 36**	**95**	**551**	**631**	**- 183**	**- 140**	**368**	**491**		**42**	**368**	**533**
									- 132	- 154			- 132	- 154
									34	- 79			34	- 79
									270	**258**		**42**	**270**	**300**
									- 78	- 134		- 7	- 78	- 141
									192	**124**		**35**	**192**	**159**
	1 159	916	633	836	6 222	5 743	1 102	2 357	7 324	8 100			7 324	8 100
	- 162	- 147	- 68	- 84	- 648	- 630	- 4 085	- 5 156	- 4 733	- 5 786			- 4 733	- 5 786
	997	**769**	**565**	**752**	**5 574**	**5 113**	**- 2 983**	**- 2 799**	**2 591**	**2 314**			**2 591**	**2 314**
							1 508	1 331	1 508	1 331			1 508	1 331
	997	**769**	**565**	**752**	**5 574**	**5 113**	**- 1 475**	**- 1 468**	**4 099**	**3 645**			**4 099**	**3 645**
	64	43	47	36	322	242	31	29	353	271		26	353	297
	53	45	3	3	271	266	11	11	282	277			282	277
	197	220	- 36	95	551	631	- 183	- 140	368	491		42	368	533
	49	49	38	54	259	281	14	5	273	286		20	273	306
	2	7	61	15	59	39			59	39			59	39
						30				30				30
					1	1	9	7	10	8		2	10	10
	248	**276**	**63**	**164**	**870**	**982**	**- 160**	**- 128**	**710**	**854**		**64**	**710**	**918**
	13	10	79	11	136	112	50	24	186	136			186	136
	- 2	- 7	- 61	- 15	- 59	- 39			- 59	- 39			- 59	- 39
		- 6	- 28	- 83	- 28	- 63	- 10		- 38	- 63			- 38	- 63
	259	**273**	**53**	**77**	**919**	**992**	**- 120**	**- 104**	**799**	**888**		**64**	**799**	**952**
	197	220	- 36	95	551	631	- 183	- 140	368	491		42	368	533
	13	10	79	11	136	112	50	24	186	136			186	136
		- 6	- 28	- 83	- 28	- 63	- 10		- 38	- 63			- 38	- 63
						30				30				30
	210	**224**	**15**	**23**	**659**	**710**	**- 143**	**- 116**	**516**	**594**		**42**	**516**	**636**

22. Non-current assets held for sale and discontinued operations

IFRS 5, 'Non-current assets held for sale and discontinued operations' has been applied propspectively from 1 January 2005.

At 31 December 2005 there were no non-current assets classified as held for sale nor were there any discontinued operations.

In 2005 the cash flows from the disposal of discontinued operations include the settlement of CHF 7 million related to the Electronic Materials Business sold in 2004.

Electronic Materials. On 30 September 2004 Clariant sold the Electronic Materials Business, belonging to the Life Science Chemicals Division, to the Carlyle Group.

Prior to the disposal, Clariant acquired the minority shares of the Korean subsidiary Clariant Industries (Korea) Ltd for a total consideration of CHF 24 million generating a goodwill of CHF 17 million. Clariant Industries (Korea) Ltd was subsequently sold as a part of the disposal of Electronic Materials.

The transaction comprised share deals in Germany, Korea, Taiwan and China, and asset deals in Japan, the United States, France, Hong Kong and the United Kingdom. As part of the disposal of Electronic Materials, Clariant granted a vendor loan note to the purchaser in the amount of CHF 40 million.

The exchange rate variances which had to be recycled as a result of the disposal of Electronic Materials, amounted to an expense of CHF 26 million.

The participation in Infraserv GmbH & Co. Wiesbaden KG was reduced from 23% to 8% as a result of the sale of the Electronic Materials Business to Carlyle.

Cellulose Ethers. On 31 December 2003 Clariant sold the operations of Cellulose Ethers, belonging to the Functional Chemicals Division, to the Shin-Etsu Group. An additional gain of CHF 6 million and a cash inflow of CHF 10 million resulting from the settlement of this transaction were recognized in 2004.

The result of discontinued operations is as follows:

CHF mn	**2005**	2004
Sales		386
Operating expenses		- 344
Operating income		**42**
Financial result		
Income before taxes		**42**
Taxes		- 7
Income after taxes		**35**

Cash flow from discontinued operations	**2005**	2004
Operating cash flow		21
Investing cash flow		- 26
Financing cash flow		- 4
Total cash flow		**- 9**

Net assets of disposal group[1]:	**2005**	2004
Property, plant and equipment		195
Investments in associates		24
Goodwill		17
Other intangibles		12
Current assets		161
Total liabilities		- 121
Total net assets of disposal group		**288**
Number of employees of the disposal group		543

Net income and cash flow from the disposal of discontinued operations CHF mn	**2005**	2004
Consideration for sale	- 7	404
Net assets sold including disposal-related expenses	5	- 309
Gain on disposals before exchange rate variances recycled and tax expense	**- 2**	**95**
Exchange rate variances recycled		- 26
Tax expense		- 21
After tax gain on disposal	**- 2**	**48**
The net cash inflow from sale is determined as follows:		
Total consideration for sale	- 7	404
Less: Vendor loan note and deferred payments		- 57
Less: Cash and cash equivalents in subsidiary sold		- 12
Net cash inflow from sale	**- 7**	**335**

[1] Net assets transferred at the date of the disposal.

23. Disposal of subsidiaries and associates

On 21 June 2005, the Group announced the sale of its subsidiary Clariant (Acetyl Building Blocks) GmbH & Co. KG (CABB) to the Gilde Buyout Fund. CABB, with its main product monochloroacetic acid (MCAA), was focusing on products based on chlorine and acetyl chemistry. The transaction was closed on 29 July 2005 together with the sale of the international MCAA business activities belonging to the Life Science Chemicals Division.

On 21 December 2005, Clariant sold its 39% stake in the associate, Fuchs Do Brasil S.A, to Fuchs Petrolub AG.

On 30 September 2004, the activities of Lancaster Synthesis Ltd in the United Kingdom and the United States, belonging to the Life Science Chemicals Division were sold.

On 30 September 2004, Clariant sold the investment in SF-Chem.

On 30 November 2004, Clariant sold the subsidiary Clariant Polymers, Japan, belonging to the Textile, Leather & Paper Chemicals Division.

Net income and cash flow from the disposal of subsidiaries and associates	**Disposals during 2005**			**Total 2005**	Total 2004[1]
CHF mn	CABB	Fuchs	Other		
Consideration for sale	68	12	5	85	52
Net assets sold including disposal-related expenses	- 40	- 2	- 3	- 45	- 84
Gain on disposals before tax expense	**28**	**10**	**2**	**40**	**- 32**
Tax expense	- 6	- 1		- 7	- 2
After tax gain on disposal	**22**	**9**	**2**	**33**	**- 34**
The net cash inflow from sale is determined as follows:					
Total consideration for sale	68	12	5	85	52
Less: Cash and cash equivalents in subsidiary sold	- 13			- 13	- 2
Less: Tax paid by buyer on behalf of the Group		- 1		- 1	
Net cash inflow from sale	**55**	**11**	**5**	**71**	**50**

[1] Restated, as disposal of subsidiaries and associates are now reported as a seperate line item in the income statement.

24. Purchase of business activities and minorities

On 26 May 2005, Data Chem, Inc., a Louisiana US corporation, and certain fixed assets necessary to run the entity subsequent to the transaction, were acquired and integrated into the Functional Chemicals Division. Goodwill in the amount of CHF 3 million, being the difference between the total purchase cost of CHF 11 million and the fair value of identified net assets purchased in the amount of CHF 8 million, was recognized.

Also in 2005 additional minority shares in Colour-Chem Ltd, India, were acquired for CHF 22 million, resulting in additional goodwill of CHF 8 million.

In 2004 all shares held by minority shareholders of Clariant in Korea were acquired for CHF 24 million, resulting in a goodwill of CHF 17 million.

25. Other financial income and expenses

CHF mn	**2005**	2004
Financial income		
Interest income	28	18
Realized fair value gains on early repayments of bank loans	13	–
Other financial income	9	9
Total financial income	**50**	**27**

25. Other financial income and expenses (continued)

CHF mn	2005	2004
Financial expenses		
Penalty for early repayment of bank loans	- 43	–
Other financial expenses	- 28	- 31
Total financial expenses	**- 71**	**- 31**
Currency result, net	55	- 75
Total	**34**	**- 79**

Other financial income mainly consists of dividends from securities and other investments.

Other financial expenses include loss on the sale of securities, bank charges and miscellaneous financial expenses.

26. Earnings per share (EPS)

Earnings per share are calculated by dividing the Group net income by the average number of outstanding shares (issued shares less treasury shares).

	2005	2004[1]
Net income attributable to equity holders (CHF mn)	**184**	**152**
Diluted net income attributable to equity holders (CHF mn)	**184**	**152**
Shares		
Holdings on 1 January [2]	226 771 579	172 536 201
Effect of the issuance of share capital and transactions with treasury shares on weighted average number of shares outstanding	- 339 847	38 050 609
Weighted average number of shares outstanding	**226 431 732**	**210 586 810**
Adjustment for granted Clariant shares	1 248 678	1 455 150
Adjustment for dilutive share options	58 934	37 463
Weighted average diluted number of shares outstanding	**227 739 344**	**212 079 423**
Basic earnings per share (CHF/share)	**0.81**	**0.72**
Diluted earnings per share (CHF/share)	**0.81**	**0.72**

[1] Restated, refer to note 1.04 for details.

[2] Restated for impact of capital increase (adjustment factor 1.15)

Earnings per share have been calculated using the adjustment factor of 1.15 to determine the average number of shares outstanding from 1 January to 20 April 2004 (date of issuance of share capital in the form of a rights issue).

Diluted earnings per share are calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The dilution effect is triggered by two different items. One is the effect of Clariant shares granted as part of the share based payment plan, which have not yet been vested. To calculate this dilutive potential it is assumed that they had been vested on 1 January of the respective period. The other item is the effect of options granted as part of the share based payment plan, which have not yet been vested. To calculate this dilutive potential it is assumed that all options which were in the money at the end of the respective period had been exercised on 1 January of the same period.

Net income of 2004 was restated for the impact of IFRS 2, in the amount of CHF 2 million.

The number of shares were restated due to the consolidation of the Employee Participation fund. The impact was a decrease of 266 020 shares outstanding.

27. Restructuring and impairment

In order to increase profitability over a sustained period, Clariant has launched a broad initiative designed to improve its performance. The aim of the program is to increase the Group's operating result and reduce net working capital. The changes that need to be made to the processes and structures in order to achieve these aims , will result in the loss of around 4000 jobs across the Group between 2004 and 2006.

Restructuring. As part of the performance improvement program, in 2005 staff were reduced and sites closed mainly in Germany, France, *Spain, the United Kingdom and the United States. The costs for the dismissal* of personnel in these places have been recorded as restructuring costs.

Impairment. As a result of the performance improvement program and the resulting staff reduction, PPE were reviewed for impairment in value. In numerous cases it was evident that such assets were impaired, as they would no longer be utilized and as a consequence they were written off. In France, production facilities pertaining to the divisions Pigments & Additives, Life Science Chemicals and Masterbatches were closed or restructured, entailing the write-off of PPE in the amount of CHF 20 million.

Clariant also assessed the recoverability of the carrying amount of *non-current assets of several cash generating units in 2005. For this* purpose assets were grouped at the lowest level for which there are separately identifiable cash flows. An impairment loss was recognized

CHF mn		TLP		PA		MB
	2005	2004	**2005**	2004	**2005**	2004
Cash out expenses for restructuring	**8**	**6**	**12**	**2**	**6**	**3**
Non-cash expenses for:						
Leaving indemnity	9	31	14	12	5	2
Others	- 1	3	- 5	13	–	2
Total non-cash expenses for restructuring	**8**	**34**	**9**	**25**	**5**	**4**
Total restructuring expenses	**16**	**40**	**21**	**27**	**11**	**7**
Impairment of PPE:						
Land and buildings	2	–	1	2	–	–
Machinery and equipment	1	8	4	6	5	1
Reversal of impairment			- 17			
Total impairment of PPE	**3**	**8**	**- 12**	**8**	**5**	**1**
Total restructuring and impairment	**19**	**48**	**9**	**35**	**16**	**8**
Thereof non-cash expenses	**11**	**42**	**- 3**	**33**	**10**	**5**

as an expense in the income statement in the amount by which the carrying amount of the assets exceeded the recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. As a result of this procedure, Clariant depreciated for impairment the PPE of the CGU Pharma, belonging to the Life Science Chemicals Division, by an amount of CHF 55 million. The asset values reported for this segment represent the value in use. The discount rate, which was applied to determine the value in use (pretax, risk adjusted, weighted average cost of capital) amounted to 10%.

In the process of the assessment of the recoverability of the carrying amount of non-current assets it also became evident that the impairment devaluation of a production site in Höchst, Germany, recorded in 2003 was no longer justified. The cash flows generated by the CGUs Pigments & Additives and Specialty Fine Chemicals are sufficient to recover the carrying amount of the assets in question that would be recorded if the impairment devaluation had never taken place. The impairment devaluation was therefore reversed to such an extent that the assets now have the carrying amount that they would have had if the impairment devaluation had never occurred. This reversal resulted in an income of CHF 17 million.

	FUN		LSC		Total divisions		Corporate		Total Group	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	3		**12**	**1**	**41**	**12**	**29**	**20**	**70**	**32**
	5	2	8	8	41	55	24	–	65	55
	3	1	- 2	- 13	- 5	6	- 3	4	- 8	10
	8	**3**	**6**	**- 5**	**36**	**61**	**21**	**4**	**57**	**65**
	11	**3**	**18**	**- 4**	**77**	**73**	**50**	**24**	**127**	**97**
	2	1	17	14	22	17	–	–	22	17
	–	6	44	1	54	22	–	–	54	22
					- 17				- 17	
	2	**7**	**61**	**15**	**59**	**39**			**59**	**39**
	13	**10**	**79**	**11**	**136**	**112**	**50**	**24**	**186**	**136**
	10	**10**	**67**	**10**	**95**	**100**	**21**	**4**	**116**	**104**

28. Financial instruments

Risk management (hedging) instruments and off-balance sheet risks. Clariant uses forward foreign exchange rate and option contracts, interest rate and currency swaps, and other derivative instruments to hedge the Group's risk exposure to volatility in interest rates and currencies and to manage the return on cash and cash equivalents. Risk exposures from existing assets and liabilities as well as anticipated transactions are managed centrally.

Interest rate management. It is the Group's policy to manage the cost of interest using fixed and variable rate debt and interest-related derivatives.

Foreign exchange management. To manage the exposure to fluctuations in foreign currency exchange rates, the Group follows a strategy of hedging both balance sheet and revenue risk, partially through the use of forward exchange contracts and currency swaps in various currencies. In order to minimize financial expenses, the Group does not hedge the entire exposure.

Counterparty risk. Financial instruments contain an element of risk that the counterparty may be unable to either issue securities or to fulfill the settlement terms of a contract. Clariant therefore only cooperates with counterparties or issuers that are at least A-rated. The cumulative exposure to these counterparties is constantly monitored by the Group management, therefore there is no expectation of a material loss due to counterparty risk in the future.

The following tables show the contract or underlying principal amounts and the respective fair value of financial instruments by type at year-end.

The contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent the amount at risk. The fair values represent market values or standard pricing models at 31 December 2005 and 2004, respectively.

Financial instruments CHF mn	Contract or underlying principal amount		Positive fair values		Negative fair values	
	2005	2004	**2005**	2004	**2005**	2004
Currency-related hedging instruments						
Forward foreign exchange rate contracts and cross-currency swaps	88	631	–	3	- 1	- 52
Total financial instruments	**88**	**631**	**–**	**3**	**- 1**	**- 52**

Financial instruments by maturity CHF mn	1 – 12 months		1 – 5 years		Total	
	2005	2004	**2005**	2004	**2005**	2004
Currency-related hedging instruments						
Forward foreign exchange rate contracts and cross-currency swaps	88	329	–	302	88	631
Total financial instruments	**88**	**329**	**–**	**302**	**88**	**631**

Financial instruments by currency	**2005**	2004
Forward foreign exchange rate contracts and cross currency swaps CHF mn		
JPY		377
USD	87	250
EUR	1	3
Other		1
Total financial instruments	**88**	**631**

Financial instruments effective for hedge-accounting purposes CHF mn	**2005**	2004
Fair value of cash flow hedges:		
Contracts with positive fair values	–	–
Contracts with negative fair values		
Cross currency swaps	–	- 49
Fair value of hedges of net investments in foreign entities:		
Contracts with positive fair values	–	–
Contracts with negative fair values		
Borrowings denominated in foreign currencies	–	- 527

The Group's US dollar-denominated borrowing was designated as a hedge of the net investment in one of the Group's US subsidiaries. The fair value of the borrowing as at 22 July 2005 (repayment date) was CHF 285 million (2004: CHF 251 million). The foreign exchange gain of CHF 34 million (2004: CHF 69 million) on translation of the borrowing to CHF at the balance sheet date was recognized in Cumulative currency translation reserves in Shareholders' equity.

The Group's EUR denominated borrowing was designated as a hedge of the net investment in one of the Group's German subsidiaries. The fair value of the borrowing as at 19 December 2005 (repayment date) was CHF 277 million (2004: CHF 276 million). The foreign exchange gain of CHF 11 million (2004: CHF 12 million) on translation of the borrowing to CHF at the balance sheet date was recognized in Cumulative currency translation reserves in Shareholders' equity.

Due to the early repayment of the hedged JPY loan, the cross-currency swaps designated as cash flow hedges were closed and the amount deferred in equity in the prior year was recycled into the income statement in 2005 in the amount of CHF 5 million.

Volumes of securitization of trade receivables CHF mn	**2005**	2004
Trade receivables denominated in Euros	93	156
Trade receivables denominated in US dollars	95	85
Total	**188**	**241**

Securitization: For a number of years Clariant has been using securitization as a means of financing. Trade receivables from certain companies are sold in ABS programs. Clariant retains the credit risk of the trade receivables and the interest rate risk liability incurred. Therefore the trade receivables are not derecognized from the balance sheet until payments from the customers are obtained and a current financial liability is recorded for the amount borrowed under the security of the trade receivables.

29. Employee participation plans

During 2005, the former Clariant Executive Stock Option Plan (CESOP) and Management Stock Incentive Plan (MSIP) were replaced by a new incentive plan called Clariant Executive Bonus Plan (CEBP).

The number of shares to be granted under CEBP depends both on the performance of the Group and the performance of the Division/Function in which incentive plan members work.

The granted registered shares of Clariant Ltd become vested and are exercisable after 3 years.

The options granted under the former CESOP entitle the holder to acquire registered shares of Clariant Ltd (1 share per option) at a predetermined strike price. They become vested and are exercisable after 3 years and expire after 10 years. Under CEBP no options are granted.

The expense recorded in the income statement spreads the cost of each grant equally over the measurement period of one year and the vesting period of three years. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for the vested amounts. As permitted by the transitional rules of IFRS 2, grants of options and shares prior to 7 November 2002 have not been restated.

During 2005 CHF 7 million (2004: CHF 8 million) for equity-settled share based payments and CHF 1 million for cash-settled share-based payments (2004: CHF 1 million) were charged to the income statement.

As of 31 December 2005 the total carrying value of liabilities arising from share-based payments is CHF 23 million (2004: CHF 15 million). Thereof CHF 20 million (2004: CHF 13 million) was recognized in equity for equity-settled share-based payments and CHF 3 million (2004: CHF 2 million) in non-current liabilities for cash-settled share-based payments.

Options for Board of Directors (non-executive members) as at 31 December 2005

Base year	Granted	Exercisable from	Expiry date	Exercise price[1]	Share price at grant date[2]	**Number 31.12.2005**	Number 31.12.2004[3]
1998	1998	2001	2008	53.80	56.76	10 137	10 137
1999	1999	2002	2009	61.80	60.76	10 418	10 418
2000	2000	2003	2010	48.00	47.97	6 229	6 229
Total						**26 784**	**26 784**

Options for senior members of management as at 31 December 2005

Base year	Granted	Exercisable from	Expiry date	Exercise price[1]	Share price at grant date[2]	**Number 31.12.2005**	Number 31.12.2004[3]
1997	1998	2001	2008	25.50	68.97	127 783	127 783
1997	1998	2001	2008	37.50	73.06	167 001	167 001
1998	1999	2002	2009	61.80	62.09	358 789	358 789
1999	2000	2003	2010	48.00	47.97	106 191	106 191
2000	2001	2004	2011	41.80	42.02	7 229	7 229
2001	2002	2005	2012	27.20	26.87	166 354	166 354
2002	2003	2006	2013	14.80	14.88	169 136	169 136
2003	2004	2007	2014	12.00	18.74	49 326	49 326
2003	2004	2007	2014	16.30	18.74	60 391	60 391
2004	2005	2008	2015	19.85	19.85	130 934	
Total						**1 343 134**	**1 212 200**

Shares for Board of Directors (non-executive members) as at 31 December 2005					
Base year	Granted	Exercisable from	Share price at grant date[2]	**Number 31.12.2005**	Number 31.12.2004[3]
2002	2002	2005	26.87	–	6 227
2003	2003	2006	14.88	13 163	15 863
2004	2004	2007	18.74	14 111	16 565
2005	2005	2008	19.85	17 634	–
Total				**44 908**	**38 655**

Shares for members of management as at 31 December 2005					
Base year	Granted	Exercisable from	Share price at grant date[2]	**Number 31.12.2005**	Number 31.12.2004[3]
2000	2001	2004	42.02	–	250
2001	2002	2005	26.87	–	294 794
2002	2003	2006	14.88	617 938	751 433
2003	2004	2007	18.74	317 028	370 018
2004	2005	2008	19.85	268 804	–
Total				**1 203 770**	**1 416 495**

[1] As a result of the capital increase in April 2004, the strike price of all options issued before April 2004 was modified by the adjustment factor of 0.8883.

[2] As a result of the capital increase in April 2004, the grant price of all options and shares granted before April 2004 was modified by the adjustment factor of 0.8883.

[3] In order to accommodate the dilution of the capital increase in April 2004, all members of the Employee Participation Plan received additional shares/options for the ones granted prior to April 2004.

All shares granted and shares for all options granted are held as treasury shares.

	Weighted average exercise price	**Options 2005**	**Shares 2005**	**Weighted average exercise price**	Options 2004	Shares 2004
Shares/options outstanding at 1 January	38.08	1 238 984	1 455 150	44.02	947 998	1 350 847
Granted (incl. adjustment due to rights issue)	19.85	130 934	286 438	18.74	290 986	542 831
Exercised/distributed		–	- 487 549		–	- 420 605
Cancelled		–	- 5 361		–	- 17 923
Outstanding at 31 December	**36.34**	**1 369 918**	**1 248 678**	**38.08**	**1 238 984**	**1 455 150**
Exercisable at 31 December	44.90	960 131	–	48.61	793 777	250
Fair value of shares /options outstanding in CHF		3 444 599	24 161 919		3 289 750	26 702 003

The fair value of options granted during 2005 was CHF 1 million (2004: CHF 1 million) at grant date and calculated based on the Trinomial valuation method. The significant inputs into the model were share prices at grant date, exercise date and option life as indicated above. A volatility of 22% and a risk-free interest rate of 2.4% were assumed.

The fair value of shares granted during 2005 is CHF 6 million (2004: CHF 10 million) calculated based on market value of shares at grant date.

In addition to the Employee Participation Plan in 2005, a total of 198 000 Clariant shares with a fair value of CHF 3 million, were granted to relocatees as part of the restructuring program. This amount is charged to the income statement over the vesting period of three years.

30. Personnel expenses

CHF mn	2005	2004
Wages and salaries	- 1 521	- 1 528
Social welfare costs	- 310	- 271
Shares and options granted to directors and employees	- 8	- 9
Pension costs - defined contribution plans	- 34	- 34
Pension costs - defined benefit plans	- 75	- 131
Other post-employment benefits	- 4	- 6
Total	**- 1 952**	**- 1 979**

31. Related-party transactions

Clariant maintains business relationships with mainly two groups of related parties. One group consists of the associates, where the most important ones are described in note 6. The most important business with these companies is the purchase of services by Clariant (e.g. energy, rental of land and buildings) in Germany. In addition to this, Clariant exchanges services and goods with other parties which are associates, i.e. in which Clariant holds a stake of between 20% and 50%. The pricing of all exchanges of goods and services with these parties is at arm's length.

The second group of related parties is key management comprising the Board of Directors (non-executive members) and the Board of Management. More information on the relationship with the Board of Directors is given in the chapter **Corporate governance** (non-audited).

Transactions with associates CHF mn	**2005**	2004
Income from the sale of goods to related parties	28	49
Income from the rendering of services to related parties	12	21
Expenses from the purchase of goods from related parties	- 24	- 17
Expenses from services rendered by related parties	- 303	- 378
Payables, receivables and loans	**31.12.2005**	31.12.2004
Receivables from related parties	9	11
Payables to related parties	61	40
Loans to related parties	–	1

Transactions with key management CHF mn	**2005**	2004
Salaries and other short-term benefits	6	5
Termination benefits	1	4
Post-employment benefits	2	1
Share-based payments	1	1
Total	**10**	**11**
Number of granted shares in the reporting period	36 146	51 753
Number of granted options in the reporting period	118 244	49 326

There are no outstanding loans by the Group to any members of the Board of Directors or Board of Management.

32. Commitments and contingencies

Leasing commitments. The Group leases land, buildings, machinery and equipment, furniture and vehicles under fixed term agreements. The leases have varying terms, escalation clauses and renewal rights.

Commitments arising from fixed-term operating leases mainly concern buildings in Switzerland and Germany. The most important partners for operating leases of buildings in Germany are the Infraserv companies.

CHF mn	**2005**	2004
2005		75
2006	73	57
2007	56	46
2008	45	40
2009	32	32
2010	49	–
after 2010 (2004: after 2009)	37	39
Total	**292**	**289**
Guarantees in favor of third parties	60	31

Expenses for operating leases were CHF 85 million in 2005 and CHF 95 million in 2004.

Purchase commitments. In the regular course of business, Clariant enters into relationships with suppliers whereby the Group commits itself to purchase certain minimum quantities of materials in order to benefit from better pricing conditions. These commitments are not in excess of current market prices and reflect normal business operations. At present, the purchase commitments on such contracts amount to about CHF 100 million (2004: CHF 85 million).

Contingencies. Clariant operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In the ordinary course of business, Clariant is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

Environmental risk. Clariant is exposed to environmental liabilities and risks relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a legal or constructive obligation and the cost can be reliably estimated. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties, and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties. The Group permanently monitors the various sites identified at risk for environmental exposure. Clariant believes that its provisions are adequate based upon currently available information, however given the inherent difficulties in estimating liabilities in this area, there is no guarantee that additional costs will not be incurred.

33. Exchange rates of principal currencies

Rates used to translate the consolidated balance sheets (closing rate):

	31.12.2005	31.12.2004
1 USD	1.31	1.13
1 GBP	2.27	2.18
100 JPY	1.12	1.10
1 EUR	1.56	1.54

Average sales-weighted rates used to translate the consolidated income statements and consolidated statement of cash flow:

	2005	2004
1 USD	1.24	1.25
1 GBP	2.26	2.28
100 JPY	1.13	1.15
1 EUR	1.55	1.54

34. Important subsidiaries and associates

Country	Company name	Participation %	Holding/ Finance	Sales	Production	Research
Argentina	Clariant (Argentina) SA, Buenos Aires	100.0		■	■	
Australia	Clariant (Australia) Pty. Ltd, Melbourne	100.0		■	■	
Austria	Clariant (Österreich) GmbH, Wien	100.0		■	■	
Bangladesh	Clariant (Bangladesh) Ltd, Dhaka	100.0		■		
Belgium	Clariant Benelux SA, Louvain-la-Neuve	100.0		■	■	■
Brazil	Clariant S.A., São Paulo	100.0		■	■	
Canada	Clariant (Canada) Inc., St-Laurent, Québec	100.0		■	■	
Chile	Clariant Colorquimica (Chile) Ltda, Santiago de Chile	100.0		■	■	
China	Clariant (China) Ltd, Hong Kong	100.0		■	■	
	Clariant (Tianjin) Ltd, Tianjin	94.8		■	■	
	Clariant Chemicals Trading (Shanghai) Ltd, Shanghai	100.0		■		
	Clariant Pigments (Tianjin) Ltd, Tianjin	60.0		■	■	
	Tianjin Hua Shi Chemicals Co., Ltd, Tianjin	25.0		■	■	
	Clariant Chemicals (China) Ltd, Shanghai	100.0		■	■	
	Clariant Guangzhou Masterbatch Ltd, Guangzhou	100.0		■	■	
Colombia	Clariant (Colombia) SA, Santa Fé de Bogotá	100.0		■	■	
Czech Republic	Clariant CR s.r.o., Prague	100.0		■		
Denmark	Clariant (Denmark) A/S, Karise	100.0		■		
Ecuador	Clariant (Ecuador) S.A., Quito	100.0		■		
Egypt	Clariant (Egypt) SAE, Cairo	85.6		■	■	
	The Egyptian German Co. for Dyes & Resins SAE, Cairo	100.0		■	■	
Finland	Clariant (Finland) Oy, Vantaa	100.0		■		
France	Clariant (France), Puteaux	100.0		■	■	■
	Clariant Huningue, Huningue	100.0		■	■	■
	Clariant Life Science Molecules (France) SAS, Puteaux	100.0		■	■	
Germany	Clariant Produkte (Deutschland) GmbH, Frankfurt	100.0		■	■	■
	Clariant Masterbatch (Deutschland) GmbH, Lahnstein	100.0		■	■	■
	Clariant Verwaltungsgesellschaft mbH, Frankfurt	100.0	■			
Great Britain	Clariant Holdings UK Ltd, Horsforth/Leeds	100.0	■			
	Clariant UK Ltd, Horsforth/Leeds	100.0		■	■	■
Greece	Clariant (Hellas) SA, Lykovrisi	100.0		■	■	
Guatemala	Clariant (Guatemala) SA, Guatemala City	100.0		■	■	
Hungary	Clariant Hungaria Kft, Budapest	100.0		■		
India	BTP India Private Ltd, Chennai	100.0		■	■	■
	Clariant (India) Ltd, Mumbai	50.9		■	■	■
	Colour-Chem Ltd, Mumbai	70.1		■	■	■
Indonesia	PT Clariant Indonesia, Tangerang	100.0		■	■	
Ireland	Masterplast Limited, Naas	100.0		■	■	
Italy	Clariant (Italia) S.p.A., Milan	100.0		■	■	■
	Clariant Holding (Italia) S.p.A., Milan	100.0	■			
	Clariant Life Science Molecules (Italia) S.p.A., Milan	100.0		■	■	■

Country	Company name	Participation %	Holding/ Finance	Sales	Production	Research
Japan	Clariant (Japan) K.K., Tokyo	100.0		■	■	■
Korea	Clariant (Korea) Ltd, Seoul	100.0		■		
	Clariant Sang Ho Ltd, Yangsan-Si	100.0		■	■	
	Clariant Songwon Color Co. Ltd, Ulsan	99.8		■	■	
Malaysia	Clariant (Malaysia) Sdn. Bhd., Shah Alam	100.0		■		
Mexico	Clariant (Mexico) S.A. de C.V., Naucalpan de Juárez	100.0		■	■	
	Clariant Productos Químicos S.A. de C.V., Ecatepec de Morelos	100.0			■	
Morocco	Clariant (Maroc) S.A., Casablanca	100.0		■	■	
Netherlands	Dick Peters BV, Denekamp	100.0		■	■	
New Zealand	Clariant (New Zealand) Ltd, Albany-Auckland	100.0		■	■	
Norway	Clariant (Norge) AS, Bergen	100.0		■		
Pakistan	Clariant Pakistan Ltd, Korangi, Karachi	75.0		■	■	
Panama	Clariant Trading (Panamá), SA, Panamá	100.0		■		
Peru	Clariant (Perú) SA, Lima	91.4		■	■	
Philippines	Clariant (Philippines) Corp., Makati City, Manila	100.0		■		
Poland	Clariant Polska Sp. z.o.o., Warsaw	100.0		■		
Portugal	Clariant Químicos (Portugal) Lda, Porto	100.0		■		
Singapore	Clariant (Singapore) Pte. Ltd, Singapore	100.0		■	■	
South Africa	Clariant Southern Africa (Pty) Ltd, Weltevreden Park, Johannesburg	100.0		■	■	
Spain	Clariant Ibérica S.A., Barcelona	100.0		■	■	■
	Clariant Masterbatch Ibérica S.A., Sant Andreu de la Barca	100.0		■	■	
Sweden	Clariant (Sverige) AB, Göteborg	100.0		■		
	Clariant Masterbatches Norden AB, Malmö	100.0		■	■	
Switzerland	Clariant Produkte (Schweiz) AG, Muttenz	100.0			■	■
	Clariant International AG, Muttenz	100.0	■			
Taiwan	Clariant Chemicals (Taiwan) Co., Ltd, Taipei	100.0		■	■	
Thailand	Clariant Chemicals (Thailand) Ltd, Bangkok	100.0		■	■	
	Clariant Masterbatches (Thailand) Ltd, Bangkok	100.0		■	■	
Tunisia	Clariant Tunisie SA, Cherguia-Tunis	49.9		■		
Turkey	Clariant (Türkiye) A.S., Istanbul	100.0		■	■	
UAE	Clariant (Gulf) FZE, Jebel Ali, Dubai	100.0		■		
USA	Clariant Corporation, Charlotte, NC	100.0		■	■	■
	Clariant Life Science Molecules (America) Inc., Elgin, SC	100.0		■	■	■
	Clariant Life Science Molecules (Florida) Inc., Gainesville, FL	100.0		■	■	■
	Clariant Life Science Molecules (Missouri) Inc., Springfield, MO	100.0		■	■	
Venezuela	Clariant Venezuela S.A., Maracay	100.0		■	■	
Vietnam	Clariant (Vietnam) Ltd, Ho Chi Minh City	100.0		■	■	

35. Events subsequent to the balance sheet date

In February 2006, KiON, a US corporation, was acquired with a purchase price of approximately CHF 17 million. The activities of this business will be integrated into the Pigments & Additives Division. The process of allocation of the purchase price to the identified assets and liabilities acquired had still to be finalized while this Annual Report was being prepared for publishing.

Report of the Group auditors

Report of the Group auditors to the general meeting of Clariant Ltd, Muttenz

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes – pages 60 to 106) of the Clariant Group for the year ended 31 December 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

D. Suter   *Dr. M. Jeger*

Basel, 24 February 2006

Five-year Group overview

Five-year Group overview 2001–2005		2005	2004 (restated)	2004	2003	2002	2001
Divisional sales	CHF mn	**8 261**	8 772	8 772	8 783	9 606	10 195
Change relative to preceding year							
in Swiss francs	%	- 6	0	0	- 9	- 6	- 7
in local currency	%	- 8	2	2	- 4	2	- 2
Group sales[1]	CHF mn	**8 181**	8 530	8 530	8 516	9 330	9 871
Change relative to preceding year							
in Swiss francs	%	- 4	0	0	- 9	- 5	- 7
in local currency	%	- 6	2	2	- 4	3	- 2
Operating income before restructuring, disposals and amortization of goodwill	CHF mn	**516**	636	633	611	690	631
Change relative to preceding year	%	- 19	4	4	- 11	9	- 44
as a % of sales		6.3	7.5	7.4	7.2	7.4	6.4
Operating income after restructuring, disposals and amortization of goodwill	CHF mn	**368**	533	530	559	- 202	- 877
Change relative to preceding year	%	- 31	- 5	- 5	–	–	–
as a % of sales		4.5	6.2	6.2	6.6	- 2.2	- 8.9
EBITDA after restructuring and disposals	CHF mn	**710**	918	915	1 119	1 193	1 395
Change relative to preceding year	%	- 23	- 18	- 18	- 6	- 14	- 16
as a % of sales		8.7	10.8	10.7	13.1	12.8	14.1
Net income	CHF mn	**192**	159	157	173	- 639	- 1 233
Change relative to preceding year	%	23	- 8	- 9	–	–	–
as a % of sales		2.3	1.9	1.8	2.0	- 6.8	- 12.5
Investment in PPE	CHF mn	**348**	289	289	301	339	505
Change relative to preceding year	%	20	- 4	- 4	- 11	- 33	- 6
as a % of sales		4	3	3	4	4	5
Personnel costs	CHF mn	**1 952**	1 979	1 979	2 009	2 097	2 346
Change relative to preceding year	%	- 1	- 1	- 1	- 4	- 11	- 2
as a % of sales		24	23	23	24	22	24
Employees at year-end	number	23 383	24 769	24 769	27 008	27 849	28 904
Change relative to preceding year	%	- 6	- 8	- 8	- 3	- 4	- 8

[1] Incl. trading.

Trend in Group sales by division	2005		2004		2003		2002		2001[1]	
	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%
Textile, Leather & Paper Chemicals	2 192	27	2 203	26	2 179	26	2 769	30	2 965	30
Pigments & Additives	1 879	23	1 828	21	1 745	20	1 814	19	1 872	19
Functional Chemicals	2 083	25	1 977	23	2 033	24	2 102	23	2 183	23
Life Science Chemicals	883	11	1 414	17	1 518	18	1 618	17	1 616	17
Masterbatches	1 144	14	1 108	13	1 041	12	1 027	11	1 038	11
Total divisions	**8 181**	100	**8 530**	100	**8 516**	100	**9 330**	100	**9 674**	100
Other (mainly trading activities)	–		–		–		–		197	
Total Group	**8 181**		**8 530**		**8 516**		**9 330**		**9 871**	

[1] Restated

Trend in Group sales by region	2005		2004		2003		2002		2001	
	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%
Europe	4 111	50	4 214	49	4 239	50	4 564	49	4 867	49
The Americas	2 269	28	2 257	27	2 213	26	2 683	29	2 863	29
Asia/Australia/Africa	1 801	22	2 059	24	2 064	24	2 083	22	2 141	22
Total	**8 181**	100	**8 530**	100	**8 516**	100	**9 330**	100	**9 871**	100

Clariant Ltd balance sheets

at 31 December 2005 and 2004

Assets	2005 CHF	%	2004 CHF	%
Non-current assets				
Shareholdings in Group companies	1 954 646 642		1 593 892 981	
Loans to Group companies	1 358 913 816		1 440 850 262	
Intangible fixed assets	1 479 346		4 210 214	
Total non-current assets	**3 315 039 804**	90.5	**3 038 953 457**	62.9
Current assets				
Receivables from Group companies	210 790 456		468 919 596	
Other receivables	53 681 139		48 275 366	
Accrued income	5 285		2 178 938	
Marketable securities	69 684 631		57 296 059	
Cash and cash equivalents	11 856 468		1 216 179 842	
Total current assets	**346 017 979**	9.5	**1 792 849 801**	37.1
Total assets	**3 661 057 783**	100.0	**4 831 803 258**	100.0

Equity and liabilities	2005 CHF	%	2004 CHF	%
Equity				
Total share capital	**1 093 260 000**		**1 150 800 000**	
Reserves				
General reserves	646 595 631		646 595 631	
Reserve for treasury shares	111 542 072		102 374 212	
Free reserves	282 568 845		105 479 978	
Total reserves	**1 040 706 548**		**854 449 821**	
Unappropriated earnings				
Balance from prior year	0		0	
Net income	229 550 139		186 256 727	
Total unappropriated earnings	**229 550 139**		**186 256 727**	
Total Equity	**2 363 516 687**	64.6	**2 191 506 548**	45.4
Liabilities				
Non-current liabilities				
Straight bonds	558 650 000		718 110 000	
Other non-current liabilities	1 000		368 050 000	
Total non-current liabilities	**558 651 000**	15.2	**1 086 160 000**	22.5
Current liabilities				
Provisions	3 184 104		2 340 635	
Liabilities to Group companies	236 998 502		898 478 826	
Other liabilities	476 352 198		560 233 144	
Accrued expenses	22 355 292		93 084 105	
Total current liabilities	**738 890 096**	20.2	**1 554 136 710**	32.1
Total liabilities	**1 297 541 096**	35.4	**2 640 296 710**	54.6
Total equity and liabilities	**3 661 057 783**	100.0	**4 831 803 258**	100.0

Clariant Ltd income statements

for the years ended 31 December 2005 and 2004

	2005 CHF	2004 CHF
Income		
Income from financial assets	260 953 051	465 460 504
Income from cash, marketable securities and short-term deposits	15 579 500	31 993 034
Financial income	90 862 338	
Other income	39 188 026	69 817 533
Total income	**406 582 915**	**567 271 071**
Expenses		
Financial expenses	145 351 544	200 874 300
Administrative expenses	2 987 484	2 106 130
Depreciation of financial fixed assets		149 350 000
Other expenses (including taxes)	28 693 748	28 683 914
Total expenses	**177 032 776**	**381 014 344**
Net income	**229 550 139**	**186 256 727**

1. Accounting policies

Introduction. The statutory financial statements of Clariant Ltd comply with the requirements of the Swiss company law.

Exchange rate differences. Balance sheet items denominated in foreign currencies are converted at year-end exchange rates. Exchange rate differences arising from these, as well as those from business transactions, are recorded in the income statement.

Financial fixed assets. These are valued at acquisition cost less adjustments for impairment of value.

Provisions. Provisions are made to cover existing liabilities.

2. Financial assets

*The principal direct and indirect affiliated companies, and other hold*ings of Clariant Ltd, are shown on pages 104 to 105 of the Financial Report of the Clariant Group.

3. Cash, marketable securities and current financial assets

Securities include treasury shares valued at fair market value in the amount of CHF 70 million (prior year CHF 57 million) (see also note 6). After a regular review of the cash generating capabilities of all subsidiaries of Clariant Ltd, there were no write downs of investments in these companies (prior year CHF 149 million).

4. Repayment of share capital

On 7 April 2005 the Annual General Meeting approved the repayment of share capital in the amount of CHF 57 540 000.

Paid-in share capital was decreased by CHF 57 540 000 to a total of CHF 1 093 260 000.

5. Share capital

	31.12.2005	31.12.2004
Number of registered shares each with a par value of CHF 4.75 (2004: CHF 5)	230 160 000	230 160 000
In CHF	1 093 260 000	1 150 800 000

Conditional Capital	**31.12.2005**	31.12.2004
Number of registered shares each with a par value of CHF 4.75 (2004: CHF 5)	8 000 000	8 000 000
In CHF	38 000 000	40 000 000

6. Treasury shares (number with a par value of CHF 4.75 each [2004: CHF 5])

	2005	2004
Holdings on 1 January	3 122 401	3 532 869
Shares bought at market value	1 060 000	721 642
Shares sold at market value	- 150 000	- 800 000
Shares to employees	- 431 128	- 332 110
Holdings on 31 December	**3 601 273**	**3 122 401**

The average price of shares bought in 2005 was CHF 19.81 (2004: CHF 13.54).

The average price of shares sold in 2005 was CHF 19.58 (2004: CHF 17.76).

7. Reconciliation of equity

CHF	Share capital	General reserves	Reserve for treasury shares	Free reserves	Unappropriated earnings	Total
Balance 31.12.2004	**1 150 800 000**	**646 595 631**	**102 374 212**	**105 479 978**	**186 256 727**	**2 191 506 548**
Treasury share transactions			9 167 860	- 9 167 860		0
Appropriation of profit/loss carried forward to reserves				186 256 727	- 186 256 727	0
Repayment of share capital	- 57 540 000					- 57 540 000
Net income					229 550 139	229 550 139
Balance 31.12.2005	**1 093 260 000**	**646 595 631**	**111 542 072**	**282 568 845**	**229 550 139**	**2 363 516 687**

8. Straight bonds

CHF thousand	Interest rate	Term	**Amount 31.12.2005**	Amount 31.12.2004
Straight bond	4.125	1996-2006	159 460	159 460
Straight bond	3.750	1997-2007	174 610	174 610
Straight bond	3.000	1998-2005		200 605
Straight bond	4.250	2000-2008	384 040	384 040
Total			**718 110**	**918 715**

9. General reserves

The general reserves must be at least 20% of the share capital of Clariant Ltd as this is the minimum amount required by the Swiss Code of Obligations.

10. Reserve for treasury shares

Clariant Ltd has met the legal requirements for treasury shares required by the Swiss Code of Obligations.

11. Contingent liabilities

CHF mn	Outstanding liabilities **31.12.2005**	Outstanding liabilities 31.12.2004
Outstanding liabilities as guarantees in favor of Group companies		754
Outstanding liabilities as guarantees in favor of third parties	39	39

12. Voting and legal registration limitations

In accordance with Article 5 of the Articles of Incorporation, no limitations with regard to registration of shares which are acquired in one's own name and on one's own account exist. Special rules exist for nominees.

In accordance with Article 12 of the Articles of Incorporation, each share has the right to one vote. A shareholder can only vote for his own shares and for represented shares up to a maximum of 10% of total share capital.

13. Shareholders holding 5 percent or more of total share capital

Based on the information available at the time of this report, there were no shareholders with more than 5% of the share capital at 31 December 2005. At 31 December 2004 Artisan Partners Ltd. Partnership, Milwaukee, Wisconsin (USA), owned 10.01% of the share capital.

Appropriation of available earnings

The Board of Directors proposes to transfer the net income of the year in the amount of CHF 229 550 139 to free reserves.

Available unappropriated earnings	CHF
Balance from prior year	0
Net income of the year	229 550 139
Total available unappropriated earnings	**229 550 139**

Appropriation	CHF
Transfer to free reserves	- 229 550 139
Balance to be carried forward	**0**

Proposed payout of nominal value reduction

The Board of Directors proposes to repay CHF 0.25 of the nominal value of each registered share, as a result of a reduction of the nominal value from CHF 4.75 to CHF 4.50 per registered share. The proposed payout would reduce the share capital by CHF 57 540 000. The proposed payout of the nominal value reduction of CHF 0.25 each is expected on 22 June 2006, subject to approval by the ordinary General Meeting of shareholders and subject to the fulfillment of the necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Baselland.

Report of the statutory auditors

Report of the statutory auditors to the general meeting of Clariant Ltd, Muttenz

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes – pages 110 to 113) of Clariant Ltd for the year ended 31 December 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Dr. M. Jeger Ph. Speck

Basel, 24 February 2006

Forward-looking statements

Forward-looking statements contained herein are qualified in their entirety as there are certain factors that could cause results to differ materially from those anticipated. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings; pricing strategies of competitors; the company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Imprint

Editor
Clariant International Ltd
Group Communications
Concept, text, design
Ramstein Ehinger Associates AG
Basel/Zurich
Lithography
Blue Horizon AG, Winterthur
Print
Neidhart + Schön Group AG, Zurich

Rothausstrasse 61
CH-4132 Muttenz 1, Switzerland

This publication is also avaible in German language. For the financial review and the financial statements, the English version is binding.

Clariant

Exactly your chemistry.

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1, Switzerland